Exhibit 99.6

NORTHERN PERU COPPER  6030-02

TECHNICAL REPORT

EL GALENO PROJECT

PREFEASIBILITY STUDY

Effective February 19, 2007

Revised as of March 16, 2007

Formation Capital Corporation

Technical Report – El Galeno

SE Project Number – 6030-02

1.0                               TITLE PAGE

1.1                               Technical Report:

El GalenoProject, Prefeasibility Study

Submitted to:  Northern Peru Copper Corp.

1.2                               Mineral Project Location:    600 km by road north of Lima, in the Department of Cajamarca., Peru, SA, 150 km northeast of the coastal city of Trujillo, 56 km from the city of Cajamarca.

1.3                               Qualified Persons:

Norwest Corporation (Robert Sim, P.Geo., Geologist)

Norwest Corporation (Bruce M. Davis, FAusIMM, PhD, Geostatistician)

WLR Consulting, Inc. (William L. Rose, PE, BS, Mining Engineer)

Vector Peru SAC (Scott C. Elfen, PE, BS, Civil Engineer)

Samuel Engineering, Inc. (Raymond R. Hyyppa, PE, BS, MS, Metallurgical Engineer)

1.4                               Effective Date of Report:  February 19, 2007

Samuel Engineering, Inc.

8450 East Crescent Parkway, Suite 200

Greenwood Village, Colorado 80111-2816

Telephone:     303.714.4840

Fax:                303.714.4800

NORTHERN PERU COPPER  6030-02

TECHNICAL REPORT

EL GALENO PROJECT

PREFEASIBILITY STUDY

2.0	TABLE OF CONTENTS

	1.0	TITLE PAGE		1
	2.0	TABLE OF CONTENTS		1
	3.0	SUMMARY		5
	4.0	INTRODUCTION		12
	5.0	RELIANCE ON OTHER EXPERTS		18
		5.1	DISCLAIMER	18
		5.2	RELIANCE ON OTHER EXPERTS	18
		5.3	PREVIOUS TECHNICAL REPORT	18
		5.4	OTHER EXPERTS	18
	6.0	PROPERTY DESCRIPTION AND LOCATION		19
		6.1	LOCATION	19
		6.2	LAND TENURE	19
		6.3	TERMS OF THE AGREEMENTS	20
		6.4	ENVIRONMENTAL, PERMITTING AND SOCIO-ECONOMIC ISSUES	24
		6.5	PROPERTY AND TITLE IN PERU	26
		6.6	ENVIRONMENTAL REGULATIONS	28
	7.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		33
		7.1	ACCESSIBILITY	33
		7.2	CLIMATE	33
		7.3	LOCAL RESOURCES AND INFRASTRUCTURE	34
		7.4	PHYSIOGRAPHY	35
	8.0	HISTORY		36
	9.0	GEOLOGICAL SETTING		39
		9.1	REGIONAL GEOLOGY	39
	10.0	DEPOSIT TYPES		46
	11.0	MINERALIZATION		47
	12.0	EXPLORATION		49
		12.1	POLYMETALLIC MINERALIZATION	50
		12.2	COPPER	50
	13.0	DRILLING		51
	14.0	SAMPLING METHOD		53
	15.0	SAMPLE PREPARATION, ANALYSES AND SECURITY		55
		15.1	SITE VISIT	55
		15.2	CONTROL SAMPLE PERFORMANCE	57
	16.0	DATA VERIFICATION		60

17.0	ADJACENT PROPERTIES		61
18.0	MINERAL PROCESSING AND METALLURGICAL TESTING		62
	18.1	REVIEW OF METALLURGICAL TEST WORK	62
	18.2	CONCENTRATE ASSAYS	68
	18.3	OPTIMUM PRODUCTION RATE	68
	18.4	PROCESS DESCRIPTION	68
	18.5	PLANT SITE LOCATION	72
	18.6	CONCENTRATE TRANSPORTATION	73
	18.7	TAILINGS	73
	18.8	TAILINGS ACID GENERATION POTENTIAL	74
	18.9	TAILINGS FACILITY SITING	74
	18.10	TAILINGS DAM DESIGN	75
19.0	MINERAL RESOURCES AND MINERAL RESERVES ESTIMATES		76
	19.1	INTRODUCTION	76
	19.2	GEOLOGIC MODEL, DOMAINS AND CODING	76
	19.3	AVAILABLE DATA	80
	19.4	COMPOSITING	81
	19.5	EXPLORATORY DATA ANALYSIS	81
	19.6	BULK DENSITY DATA	84
	19.7	EVALUATION OF OUTLIER GRADES	85
	19.8	VARIOGRAPHY	87
	19.9	MODEL SETUP AND LIMITS	90
	19.10	INTERPOLATION PARAMETERS	90
	19.11	VALIDATION	92
	19.12	RESOURCE CLASSIFICATION	94
	19.13	MINERAL RESOURCES	95
	19.14	PIT LIMIT ANALYSIS	96
	19.15	PIT DESIGN	100
	19.16	MINERAL RESERVES	101
20.0	OTHER RELEVANT DATA AND INFORMATION		105
	20.1	MINING OPERATIONS	105
	20.2	RECOVERABILITY	111
	20.3	MARKETS	112
	20.4	CONTRACTS	115
	20.5	ENVIRONMENTAL CONSIDERATIONS	115
	20.6	TAXES	119
	20.7	CAPITAL AND OPERATING COST ESTIMATES	119
	20.8	ECONOMIC ANALYSIS	122
	20.9	CAPITAL PAYBACK	124
	20.10	MINE LIFE	124
	20.11	INFRASTRUCTURE

21.0	INTERPRETATION AND CONCLUSIONS	129
22.0	RECOMMENDATIONS	131
23.0	REFERENCES	137
24.0	DATE AND SIGNATURE	146
25.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	147
26.0	ILLUSTRATIONS	148

LIST OF TABLES

Table 3.1	El Galeno Deposit - Indicated Mineral Resource	8
Table 3.2	El Galeno Deposit - Inferred Mineral Resource	8
Table 6.1	Mineral Concessions Forming the El Galeno Property	19
Table 6.2	Schedule of Payments	21
Table 6.3	Copper Price Ranges and Related Payment Discounts	22
Table 6.4	Summary of Environmental Requirements for Mining Exploration Programs	29
Table 6.5	List of Main Permits by Stages of the Life of a Mine	30
Table 7.1	Access to the El Galeno Property	33
Table 13.1	El Galeno Property Drilling Summary	51
Table 18.1	Third Cleaner Flotation Product	65
Table 18.2	Bulk Concentrate	66
Table 18.3	Copper Concentrate Production	69
Table 18.4	Moly Concentrate Production	70
Table 19.1	Summary of Domains Selected for Statistical Evaluation	79
Table 19.2	Summary of Modeling Domains	84
Table 19.3	Proportion of Contained Metal in Top Decile/Percentile(2M Composites)	86
Table 19.4	Variogram Parameters – Copper	88
Table 19.5	Variogram Parameters – Gold	89
Table 19.6	Variogram Parameters – Silver	89
Table 19.7	Variogram Parameters – Molybdenum	89
Table 19.8	Block Model Limits	90
Table 19.9	Interpolation Parameters by Domain – Copper	91
Table 19.10	Interpolation Parameters by Domain – Gold	91
Table 19.11	Interpolation Parameters by Domain – Silver	91
Table 19.12	Interpolation Parameters by Domain – Molybdenum	92
Table 19.13	Interpolation Parameters by Domain - Bulk Density (IDW)	92
Table 19.14	El Galeno Deposit - Indicated Mineral Resource	96
Table 19.15	El Galeno Deposit - Inferred Mineral Resource	96
Table 19.16	El Galeno Deposit – Comparison of Indicated Mineral Resource, Sept vs. April 2006	97
Table 19.17	El Galeno Deposit – Comparison of Inferred Mineral Resource, Sept vs. April 2006	98
Table 19.18	Overall Slope Angles Used in FC Analyses	99
Table 19.19	Galeno Floating Cone Price Sensitivity Cases	100

Table 19.20	Galeno Pit Design Parameters	101
Table 19.21	Galeno Probable* Mineral Reserve Estimates by Metallurgical Ore Type	102
Table 20.1	Mine Production Schedule	108
Table 20.2	Cost Estimate For Progressive, Final Closure And Post-Closure	118
Table 20.3	Summary of Initial Capital Costs	120
Table 20.4	Summary of Initial Capital Cost by Work Type	120
Table 20-5	Summary of Operating Costs	121
Table 20.6	Project Cash Costs Net of By-Product Credits	121
Table 20.7	Project Economic Summary	122
Table 20.8	Copper Price Sensitivity	123
Table 20.9	Project Sensitivity (NPV @ 8% [000s] and IRR.%	123
Table 22.1	Budget for Recommended Work Program	136

LIST OF FIGURES

Figure 6-1	El Galeno Location Map	Section 26
Figure 6-2	El Galeno Land Tenure Map	Section 26
Figure 6-3	El Galeno Environmental Permitting Schedule	Section 26
Figure 7-1	El Galeno Topography, Access and Location Map	Section 26
Figure 8-1	Site Layout Plan (April 1998)	Section 26
Figure 9-1	Regional Geology Map	Section 26
Figure 9-2	Property Geology Map	Section 26
Figure 9-3	Relationship of Relative Ages of Porphyry Intrusions, Alteration and Veins	Section 26
Figure 9-4	3D View of Shape of El Galeno Porphyry Intrusive	Section 26
Figure 9-5	Geology Model Section 9228600N	Section 26
Figure 13-1	Surface Topography and Drill Hole Location Map	Section 26
Figure 13-2	Drill Hole Plan	Section 26
Figure 18-1	Concentrate Assays	Section 26
Figure 18-2	Process Design Criteria	Section 26
Figure 18-3	Process Flowsheet	Section 26
Figure 18-4	Possible Facility Locations	Section 26
Figure 19-1	Topo	Section 26
Figure 19-2	Galeno Geology Model	Section 26
Figure 19-3	Min Zones	Section 26
Figure 19-4	DH Topo Plan	Section 26
Figure 19-5	Hole Types	Section 26
Figure 19-6	Boxplot of Copper by Mineral Zone	Section 26
Figure 19-7	Au Rock Boxplot	Section 26
Figure 19-8	Au Min Zone Boxplot	Section 26
Figure 19-9	Mo Boxplot	Section 26
Figure 19-10	Contact Profile Copper in Leach-Oxide	Section 26
Figure 19-11	Contact Profile Copper in Oxide-Supergene	Section 26
Figure 19-12	Contact Profile Copper in Supergene-Primary	Section 26
Figure 19-13	Model Limits	Section 26
Figure 19-14	Grade Tonnage Comparison of Recovered Copper	Section 26
Figure 19-15	Grade Tonnage Comparison OK IDW NN Copper	Section 26
Figure 19-16	Grade Tonnage Comparison OK IDW NN Gold	Section 26
Figure 19-17	Swath Plot Copper East	Section 26
Figure 19-18	Swath Plot Copper North	Section 26

Figure 19-19	Swath Plot Copper Vertical	Section 26
Figure 19-20	FC Shell – Base Case - $0.90 CU	Section 26
Figure 19-21	Ultimate Pit Plan	Section 26
Figure 20-1	Cash Flow Table	Section 26

3.0                               SUMMARY

Northern Peru Copper Corp. (NPC) commissioned Samuel Engineering, Inc. (SE) to provide a prefeasibility study of the El Galeno Project (the Project) and an independent Qualified Person’s Review and Technical Report.  This report is based on the results of a recently completed prefeasibility study and also includes excerpts from the resource sections of the technical report submitted on the property by Norwest Corporation (Norwest) on September 22, 2006, and filed on SEDAR on September 26, 2006 (Norwest Technical Report).  The resource estimate for the prefeasibility study is unchanged from the Norwest Technical Report.  Raymond R. Hyyppa, PE  Metallurgical Engineering, an associate with SE, served as the Qualified Person responsible for the preparation of the prefeasibility study which this Technical Report is based on, as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101), and in compliance with Form 43-101F1 (the Technical Report).

The El Galeno property is located 600 km by road north of Lima, in the Department of Cajamarca.  The property is comprised of six mining concessions which cover a total surface area of 2,250 ha.  The concessions are centred on the El Galeno porphyry Cu-Au-Mo deposit.  Access to the property from the town of Cajamarca is by dirt road.  The driving time from Cajamarca is approximately 2.5 hours.

The El Galeno property is comprised of six contiguous mining concessions which are held under option by NPC.  On April 25, 2003 Lumina Copper Corp., through its wholly owned subsidiary Lumina Copper SAC, entered into an agreement with La Asunción Negociación Minera S.A.C. (ASUMIN), that granted Lumina Copper SAC the option to obtain a 100-percent interest in five concessions (El Galeno, El Galeno 1, El Galeno 10, El Galeno 11 and El Galeno II) by making staged cash and/or share payments which in the aggregate total US$2.0 million. On April 30, 2004, Lumina Copper Corp., through its wholly-owned subsidiary Lumina Copper SAC, acquired from Terrace Gold NL 100 percent of the shares outstanding of Minera Andes Del Norte SA.  On April 30, 2004, Lumina Copper Corp. acquired from New Inca Goldmines Ltd. 100 percent of the shares outstanding of New Inca Goldmines Ltd.’s wholly-owned subsidiary companies, 1327008 Ontario Ltd. (and its wholly-owned subsidiary, Eastpac Minerals SAC).  Eastpac Minerals SAC and Minera Andes Del Norte SA collectively hold a 100-percent leasehold interest in the El Molino concession.  New Inca Goldmines Ltd. and Terrace Gold NL, through their wholly owned subsidiaries, each owned 50 percent of the leaseholder rights to the El Molino concession through an underlying lease.  As a result, NPC now owns indirectly 100% of the leasehold right to the El Molino concession.

The Hilorico deposit occurs within the El Molino concession and is located 1 km from the El Galeno deposit.

The subsidiaries were transferred to NPC by way of a court ordered Plan of Arrangement concluded on May 9, 2005.  Under the terms of the agreements with New Inca Goldmines Ltd. and Terrace Gold NL, each received a US$150,000 payment for their respective shares and each retained a combined net profits interest in minerals from the property totalling 20 percent, which reduced to 10 percent by the end of 2005 and which converted to a one-percent NSR (Net Smelter Royalty) as there was no production from the Molino concession by the end of 2006.  The underlying lease agreement obliges NPC to pay US$300,000 upon commencement of production from the Molino concession and six-percent NPI (Net Profit Interest).  The underlying property owner has disputed the validity of the lease.  The El Molino property lease is currently the subject of ongoing litigation.  Through arbitration, NPC was successful in defending a claim by the underlying property holder that the lease is in breach.  The underlying property owner appealed the decision of the arbitrator.  This appeal was dismissed.  An attempt was made to bring the claim before the judiciary of Peru; however, the judge determined that the appropriate forum for the dispute was arbitration.

The underlying property owner has now appealed this determination before the Court of Appeals. NPC believes it will be successful in defending this most recent appeal; however, NPC cannot guarantee results.  If this appeal is rejected, the property owner may still appeal to the Supreme Court of Peru.  An ultimate unfavourable ruling by the Supreme Court will result in the judge deciding if the statute of limitations shall apply to the action filed by the underlying property owner.  If the judge’s decision is that the statute of limitations does not apply, then it will admit the underlying property owner’s action.  If the judge decides that the statute of limitations does apply, then the decision can be appealed before the Court of Appeal and thereafter before the Supreme Court of Peru.

Based on a title opinion dated March 12, 2007 prepared by Hernandez & Cia. Abogados, there are no priority mining rights to the areas covered by the El Galeno, El Galeno I, El Galeno II and El Molino concessions.  Other than El Molino, El Galeno and El Galeno I concessions, there are no priority mining rights to the areas covered by the El Galeno 10 or El Galeno 11 concession.

WLR Consulting (WLR) completed a floating cone evaluation of the pit size with boundaries that would not extend the pit area into the El Molino concession.  WLR estimated that approximately 20% of the probable mineral reserves (131 million tonnes) may be affected by such a reduction in the pit boundaries.  This 131 million tonnes has an average grade of 0.44% Copper, 0.013% Molybdenum, 0.08 g/t Gold and 2.3 g/t Silver.  Contained metal would be reduced by about 18% for Copper, 20% for Molybdenum, 13% for Gold and 18% for Silver.  In addition, approximately 43 million tonnes of waste would also be eliminated. The above figures are approximate only as

WLR has not completed any detailed pit designs that restrict the pit boundaries extending into the El Molino concession.

NPC owns the surface rights of the areas where the El Molino concession overlaps areas of the El Galeno concessions.  These surface rights would not be affected by a loss of the El Molino concession.  Therefore, the mine design with regard to the placement of buildings and machinery will not be affected by the ongoing litigation.  A portion of the El Galeno deposit lies within the boundaries of the El Molino concession.  NPC estimates that the El Galeno probable reserves contained on the El Molino concession are approximately 8.9% of the total El Galeno probable reserves.  The total El Galeno deposit probable reserve is 661 million tonnes at 0.50% Copper, 0.013% Molybdenum, 0.12 g/t Gold and 2.51 g/t Silver.  Included in this probable reserve are 58.5 million tonnes within the El Molino concession which grades 0.43% Copper, 0.016% Molybdenum, 0.08 g/t Gold, and 2.04 g/t Silver. NPC has not developed a mine plan for the El Galeno deposit that excludes the El Molino concession.

Copper mineralization was first recognized on the El Galeno property in 1991.  Subsequently, the property has undergone a number of exploration campaigns by Newmont Peru, Ltd., North Ltd., and recently by NPC.  To date, 30 reverse circulation and 111 diamond drill holes for a total of 45,098 m have been completed on the El Galeno deposit and included in the resource estimate.  This drilling, along with surface trenching and sampling, and magnetic and induced polarization geophysical surveys, have assisted in the development of the geologic model for the El Galeno deposit.

The El Galeno deposit is categorized as a Copper-Gold-Silver-Molybdenum bearing porphyry occurring within Cretaceous sedimentary rocks (limestone, siltstone and quartzite), which have been intruded by porphyritic rocks of dioritic composition.  Deeper hypogene mineralization, comprised of pyrite and chalcopyrite, tends to occur near the boundaries of the main porphyry intrusive.  The primary (hypogene) mineralization tends to grade into an overlying zone of enrichment in which secondary copper minerals, chalcocite and covellite, are present.  There is evidence of a near-surface leach cap and an oxide zone but these are both relatively minor and somewhat poorly developed.

The resource estimate has been generated from drill hole sample assay results and the interpretation of a geologic model which relates to the spatial distribution of copper, gold, silver and molybdenum.  Individual domains, reflecting distinct zones or types of mineralization, have been outlined and individual interpolation characteristics have been defined based on the geology, drill hole spacing and geostatistical analysis of the data.  The resources have been classified by their proximity to the sample locations and are reported, as required by NI 43-101, according to the CIM standards on Mineral Resources and Reserves.  This resource estimate is shown in

Tables 3.1 and 3.2 below.  The resources are summarized in the tables below.  Resources are summarized, for comparison purposes, at a series of cutoff grades.  Robert Sim, P.Geo. of Norwest Corporation is the independent Qualified Person within the meaning of NI 43-101 for the purpose of the resource estimate included in this Technical Report and the effective date of the mineral resource estimate provided herein is September 22, 2006 (the mineral resource estimation information listed in this report has been derived from the document titled Technical Report El Galeno Copper-Gold Property, September 22, 2006).

TABLE 3.1- EL GALENO DEPOSIT - INDICATED MINERAL RESOURCE

Cutoff Grade (CuEq%)	Mtonnes	Cu%	Au gpt	Ag gpt	Mo%	CuEq%
0.3	1,028	0.43	0.10	2.5	0.013	0.57
*0.4	765	0.49	0.11	2.6	0.014	**0.64
0.5	526	0.56	0.13	2.7	0.015	0.73
0.6	347	0.64	0.14	2.8	0.017	0.82
0.7	227	0.72	0.15	2.9	0.018	0.91
0.8	153	0.79	0.16	3.0	0.019	0.99

(* base-case cutoff grade of 0.4%CuEq highlighted in table)

(** Cu Equivalent cutoff grade is based on metals prices of $1.00/lb Cu, $400/oz Au, and $6.00/lb Mo)

Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability.

TABLE 3.2- EL GALENO DEPOSIT – INFERRED MINERAL RESOURCE

Cutoff Grade (CuEq%)	Mtonnes	Cu%	Au gpt	Ag gpt	Mo%	CuEq%
0.3	553	0.27	0.08	2.1	0.007	0.36
*0.4	98	0.35	0.11	2.1	0.010	**0.48
0.5	25	0.43	0.14	2.3	0.012	0.59
0.6	7	0.54	0.16	2.8	0.014	0.71
0.7	3	0.66	0.18	2.8	0.014	0.85
0.8	2	0.72	0.18	2.8	0.015	0.92

(* base-case cutoff grade of 0.4%CuEq highlighted in table)

(** Cu Equivalent cutoff grade is based on metals prices of $1.00/lb Cu, $400/oz Au, and $6.00/lb Mo)

Note: Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The recent drilling program has been successful in establishing a substantial indicated resource that is the basis of the prefeasibility study.  This increase in confidence in the resource provides for better decisions related to the ongoing technical and economic evaluations.  The additional drilling information has also better defined the overall limits of the resources.

At a prefeasibility level of mine planning, probable mineral reserves for the El Galeno Project are estimated as of February 19, 2007 at about 661 Mtonnes grading 0.50% Cu, 0.013% Mo, 0.12 g Au/t and 2.5 g Ag/t above an internal NSR cutoff of $3.50/t (contained metal at these grades is projected at approximately 7.3 billion pounds of copper, 190 million pounds of molybdenum, 2.6 million troy ounces of gold, and 53 million troy ounces of silver).  None of the reserves are classified as proven at this stage of evaluation.  Waste stripping is projected at about 182 Mtonnes, for a stripping ratio of 0.28:1.  Inferred mineral resources within the designed ultimate pit, which is included in the above 182 Mtonnes of waste stripping, totals about 55 Mtonnes.  The pit was designed on the basis of $0.90/lb Cu, $5.40/lb Mo, $360/oz Au and $5.85/oz Ag metal prices.  Mr. William Rose, PE of WLR Consulting, Inc. is the independent Qualified Person within the meaning of NI 43-101 for the purpose of the reserve estimate included in the Technical Report.

The El Galeno Project will be developed by large-scale, open-pit methods.  The orebody is near surface with a low average stripping ratio of about 0.28:1.  Mineral reserve production is scheduled at 90,000 tonnes per day (32.4 Mtonnes per year) and total production (mineral reserve and waste) will generally range between 110,000 and 130,000 tonnes per day.  Operations will be conducted on 15-m benches around the clock for 360 days per year.  Diesel-powered equipment will be used to maximize operating flexibility and reduce electric power infrastructure costs.  At the above mining rates and probable mineral reserves estimate, the mine life has been estimated at 20.4 years.

Mill head grades during Years 1-3 will be about 50% higher than average.  As determined in the prefeasibility study, total preproduction stripping and ore stockpiling tonnages will be low and is estimated to be 7.4 million tonnes (1.43 million tonnes to the ore stockpile, and 5.94 million tonnes to waste).  About 1.2 million tonnes of additional excavation will be required for external mine access roads and connections to the tailings dam haulage road.  Peak stripping rates will occur during Years 1-4 where 14.1 million tpy of waste will be handled.

The metallurgical testing indicates that the average LOM metal recoveries will be approximately 89.6% for copper, 52.9% for molybdenum, 67.0% for gold, and 77.3% for molybdenum.  Average annual LOM production rates are estimated to be 144,353 tonnes of copper, 2,277 tonnes of molybdenum, 82,324 ounces of gold, and 2,021,573 ounces of silver.

The processing plant design for the project is based on typical treatment of porphyry deposits: a copper/molybdenum (Cu/Mo) sulfide concentrator including gyratory crushing, SABC comminution, bulk Cu/Mo flotation, Cu/Mo separation, and filtration of concentrates for shipment via trucks to the port for loading on ocean vessels.  The plant is designed to process

90,000 tpd of ore for the 20.4-year life-of-mine project. The copper concentrate will contain significant gold and silver credits.  A separate molybdenum concentrate will be produced.

The total life-of-mine (LOM) capital cost is estimated at $1.249 billion, which includes $975.5 million during preproduction (initial capital), $14.7 million for working capital, and $258.6 million in sustaining capital over the LOM.  The total LOM operating cost is estimated at $3.911 billion, or $5.917/tonne ore.  Base-case NPV (at 8% discount rate, $1.35/lb Cu, $10/lb MoO3, $475/oz Au, and $8.50/oz Ag) is estimated at $556.0 million.  Base-case IRR is estimated at 18.1%.  The range of accuracy (confidence) of the contingency analysis is deemed to be -2% to +13.9% therefore a contingency of 13.9% has been applied.  The accuracy level of the capital cost estimate is slightly better than the industry expected average of ±25% as a result of the availability of historical information from similar projects completed recently.  The sensitivity analysis shows that the project is more sensitive to metal prices and production than either operating or capital costs.

Based on the results of this NI 43-101 compliant Technical Report, SE through Raymond Hyyppa, the Qualified Person with respect to the prefeasibility study, recommends that NPC undertake a feasibility study to further refine the data.  Consistent with this recommendation, the following work and studies should be commissioned as the project moves forward:

•                                          Continue drilling to confirm the deposit size and expand the Measured and Indicated Resources, primarily through an in-fill pattern.

•                                          Conduct geotechnical drilling, rock-strength testing, hydrological studies, and detailed geologic and structural mapping to support feasibility-grade slope angle recommendations for the open pit.

•                                          Advance mine engineering studies to feasibility level.

•                                          Conduct detailed metallurgical testing.

•                                          Advance process engineering and infrastructure requirements to a feasibility level of design.

•                                          Conduct feasibility-level geotechnical and hydrogeological investigations and advance tailings and mine waste-rock storage facility designs.

•                                          Conduct detailed environmental and socio-economic studies consistent to support completion of a formal Environmental Impact Assessment and all permitting requirements.

•                                          Advance capital costs, operating costs and project economics to a feasibility level.

•                                          Acquire surface rights for the plant site and tailings impoundment areas

•                                          Conduct exploration drilling for deep skarn targets

4.0                               INTRODUCTION

Northern Peru Copper Corp. (NPC) commissioned Samuel Engineering Inc. (SE) to provide a prefeasibility study of the El Galeno Project (the Project) and an independent Qualified Person’s Review and Technical Report.  Raymond R. Hyyppa, PE Metallurgical Engineering, an associate with SE, served as the Qualified Person responsible for the preparation of the prefeasibility study which this Technical Report is based on, as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the Technical Report).  Mr. Hyyppa is a licensed professional mining and metallurgical engineer with degrees in mining engineering and mineral dressing engineering and more than 41 years of experience in the mining industry, primarily in process engineering, including plant design and plant audits.

Raymond Hyyppa traveled to the site in April 2006 where he observed handling of core in the Lumina Copper SAC core shack.  He visited the offices of Vector Engineering, consultants retained in connection with both the preliminary assessment, El Galeno Copper-Gold Property, issued in July 2006 and later with the prefeasibility study. He visited the offices of C.H. Plenge & Cia., consultants retained in connection with the preliminary assessment, El Galeno Copper-Gold Property, issued in July 2006, during the trip.

Mr. Hyyppa contributed to the Technical Report for the Preliminary Assessment, El Galeno Copper-Gold Property, issued in July 2006.

Mr. Hyyppa is not an associate or affiliate of NPC, or of any associated company.  Fees paid for this technical report are not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of this report.  These fees are in accordance with standard industry fees for work of this nature.

Persons taking responsibility for certain sections of this Report including related Figures and Tables for the purposes of NI 43-101 are set out in the table below.

Table 4.1

Consultant Companies Commissioned for the El Galeno Project Report

Responsible Person	Ind. QP	Consultant	Section			Title

Randy Schneider	No (RH)	SE	3			Summary

Randy Schneider	No (RH)	SE	4			Introduction

			5			Disclaimer
Gordon Shepherd	No (RH)	SE		1		Disclaimer
Gordon Shepherd	No (RH)	SE		2		Reliance
Randy Schneider	No (RH)	SE		3		Previous technical report
Paul Farley	No (RH)	MTB		4		Marketing
Randy Schneider	No (RH)	SE		5		Other

			6			Property description
Leo Hathaway	No (RH)	NPC		1		Location
Luis Rodríguez-Mariátegui C.	No (RH)	Hernández & Cía. Abogados		2		Land tenure
Leo Hathaway	No (RH)	NPC		3		Terms of agreement
Scott Elfen	Yes	Vector Engineering		4		Environmental
Luis Rodríguez-Mariátegui C.	No (RH)	Hernández & Cía. Abogados		5		Property and title
Scott Elfen	Yes	Vector Engineering		6		Environmental regulations

			7			Accessibility
Leo Hathaway	No (RH)	NPC		1		Accessibility
Leo Hathaway	No (RH)	NPC		2		Climate
Leo Hathaway	No (RH)	NPC		3		Local resources
Leo Hathaway	No (RH)	NPC		4		Physiography

Leo Hathaway	No (RH)	NPC	8			History

			9			Geological setting
Leo Hathaway	Yes (RS)	Norwest Corp.		1		Regional geology
Leo Hathaway	Yes (RS)	Norwest Corp.			1	Property geology
Leo Hathaway	Yes (RS)	Norwest Corp.			2	Structure
Leo Hathaway	Yes (RS)	Norwest Corp.			3	El Galeno porphyry
Leo Hathaway	Yes (RS)	Norwest Corp.			4	Quaternary geology

Leo Hathaway	Yes (RS)	Norwest Corp.	10			Deposit types

Leo Hathaway	Yes (RS)	Norwest Corp.	11			Mineralization

Responsible Person	Ind. QP	Consultant	Section		Title
Leo Hathaway	No (RH)	NPC	12	0	Exploration
Leo Hathaway	No (RH)	NPC		1	Polymetallic
Leo Hathaway	No (RH)	NPC		2	Copper

Leo Hathaway	No (RH)	NPC	13		Drilling

Robert Sim	Yes	Norwest Corp.	14		Sampling methods

			15		Sample preparation
Robert Sim	Yes	Norwest Corp.		1	Site visit
Bruce Davis	Yes	Norwest Corp.		2	Control sample performance

Bruce Davis	Yes	Norwest Corp.	16		Data verification

Leo Hathaway	No (RH)	NPC	17		Adjacent properties

			18		Mineral processing
Raymond Hyyppa	Yes	SE		1	Review
Raymond Hyyppa	Yes	SE		2	Concentrate assays
Raymond Hyyppa	Yes	SE		3	Optimum production rate
Raymond Hyyppa	Yes	SE		4	Process description
Raymond Hyyppa	Yes	SE		5	Plant site location
Dale Buob	No (RH)	MTB		6	Concentrate transportation
Scott Elfen	Yes	Vector Engineering		7	Tailings
Raymond Hyyppa	Yes	SE		8	Tailings acid generation
Scott Elfen	Yes	Vector Engineering		9	Tailings facility siting
Scott Elfen	Yes	Vector Engineering		10	Tailings dam design

			19		Mineral resources
Robert Sim	Yes	Norwest		1	Introduction
Robert Sim	Yes	Norwest		2	Geologic model
Robert Sim	Yes	Norwest		3	Available data
Robert Sim	Yes	Norwest		4	Compositing
Bruce Davis	Yes	Norwest		5	Exploratory data analysis
Robert Sim	Yes	Norwest		6	Bull density data
Bruce Davis	Yes	Norwest		7	Evaluation of outlier grades
Bruce Davis	Yes	Norwest		8	Variography
Robert Sim	Yes	Norwest		9	Model setup
Robert Sim	Yes	Norwest		10	Interpolation
Bruce Davis	Yes	Norwest		11	Validation
Robert Sim	Yes	Norwest		12	Resource classification

Responsible Person	Ind. QP	Consultant	Section			Title
Robert Sim	Yes	Norwest		13		Mineral resources
William Rose	Yes	WLR Consulting		14		Pit limit analysis
William Rose	Yes	WLR Consulting		15		Pit design
William Rose	Yes	WLR Consulting		16		Mineral reserves

			20			Other relevant data
William Rose	Yes	WLR Consulting		1		Mining operations
Raymond Hyyppa	Yes	SE		2		Recoverability
Paul Farley / James Holmes	No (RH)	MTB - H&H Metals		3		Markets
Raymond Hyyppa	Yes	SE		4		Contracts
Raymond Hyyppa	Yes	SE		5		Environmental (Acid Generation Potential)
Scott Elfen	Yes	Vector Engineering		5		Environmental Water Treatment, Dust & Emission Control
David Weber	No (RH)	SE		6		Taxes
David Weber	No (RH)	SE		7	1	Capital cost
Raymond Hyyppa	Yes	SE		7	2	Operating cost
Alva Kuestermeyer	No (RH)	SRK Consulting		8		Economic analysis
Alva Kuestermeyer	No (RH)	SRK Consulting		9		Payback
William Rose	Yes	WLR Consulting		10		Mine life
Scott Elfen	Yes	Vector Engineering		11		Infrastructure, Site Access Roads, Onsite Roads
Paul Farley	No (RH)	MTB		11		Infrastructure, Power Supply
Scott Elfen	Yes	Vector Engineering		11		Infrastructure, Fresh Water, Mine Waste Rock
Paul Farley	No (RH)	MTB		11		Infrastructure, Onsite Camp Facilities
Paul Farley	No (RH)	MTB		11		Infrastructure, Housing and Transportation

Randy Schneider	No (RH)	SE	21			Interpretation

Randy Schneider	No (RH)	SE	22			Recommendations

N/A			23			References

Responsible Person	Ind. QP	Consultant	Section	Title

N/A			24	Date and signature pages

N/A			25	Additional requirements

For contributors who are not Qualified Persons the Qualified Person who has ensured that the information relied upon is sound is indicated in parenthesis; (RH), Raymond Hyyppa; (RS), Robert Sim.

All qualified persons authoring this Report visited the site. Their scope of personal inspection is/was as follows:

•                  Raymond Hyyppa, handling of drill core with respect to subsequent metallurgical testwork.

•                  Scott Elfen, observations with respect to tailings management, geotechnical, hydrological, social aspects.

•                  William Rose, observations with respect to mine design.

•                  Robert Sim, observations with respect to geology, mineralization and exploration.

•                  Bruce Davis, observations with respect to mineral resources.

In preparing this report, SE relied on geological reports and maps, miscellaneous technical papers listed in the References section at the conclusion of this report, as well as the extensive experience of NPC personnel.

In June 2006 NPC through its project manager MTB Project Management Professionals, Inc. (MTB) contracted SE, Inc. to conduct a prefeasibility level study for NPC’s El Galeno Project (the Project). MTB Project Management Professionals contributed to infrastructure, capital and operating costs, Norwest Corporation provided the resource estimate, WLR Consulting contributed mineral reserve, mining and production schedule estimates, and mining capital and operating costs, Wyllie & Norrish Rock Engineers performed the geotechnical review and analysis of pit slopes, Process Research Associates performed metallurgical and environmental testing, Vector Engineering provided tailings, waste rock, environmental management and capital and operating costs, Montgomery Watson Harza contributed baseline environmental studies, SRK performed cash flow modeling and valuation and Social Capital Group supplied socioeconomic studies. In addition to compiling the prefeasibility report, SE provided process engineering, plant infrastructure and capital and operating costs.

The prefeasibility study, building upon the previously issued scoping study, determines the geology and resource estimate, mine design and mine production schedule, locations for facilities, optimum production rate, process design criteria and process design. Infrastructure, environmental, permitting and logistics requirements are assessed and capital, operating and working capital costs are estimated to support the project economic evaluation.

This report is based on the results of a recently completed prefeasibility study and also includes excerpts from the resource sections of the Technical Report submitted on the property by Norwest on September 22, 2006 and filed on September 26, 2006 with Robert Sim, P.Geo and Bruce Davis, Ph.D., FAuSim, both with Norwest, serving as the Qualified Persons.

This report is based on information known to SE as of February 19, 2007, with the exception of sections prepared based on a title opinion dated March 12, 2007.

5.0                               RELIANCE ON OTHER EXPERTS

5.1                               DISCLAIMER

This report is directed solely for the development and presentation of data with recommendations to allow for Northern Peru Copper Corp. to reach informed decisions.

This report is intended to be read as a whole, and sections should not be read or relied upon out of context.  This report contains the expression of the professional opinions of the contributors to this report and other consultants, based on information available at the time of preparation.  The quality of the information, conclusions and estimates contained herein are consistent with the intended level of accuracy as set out in this report, as well as the circumstances and constraints under which the report was prepared, which are also set out herein.

5.2                               RELIANCE ON OTHER EXPERTS

In preparing its sections of this report, Samuel Engineering, Inc. has relied upon certain reports, opinions and statements of other experts.  The extent of reliance is described below.  Samuel Engineering Inc. hereby disclaims liability for such reports, opinions and statements to the extent that they have been relied upon in preparation of this report as described below.

5.3                               PREVIOUS TECHNICAL REPORT

Information set out in Sections 9 to 11 of this report can be found in the previous El Galeno Project Technical Report dated September 22, 2006, and posted to SEDAR on September 26, 2006.

5.4                               OTHER EXPERTS

A marketing study was performed by H&H Metals, Inc.  This study provides current smelter terms for copper and molybdenum concentrates, possible buyer issues and various viewpoints.  This technical report has relied upon this study, as well as other market-related information, in the preparation of Section 20.3 of this report.

A title opinion dated March 12, 2007 was prepared by the Peruvian law firm of Hernandez & Cia Abogados in respect of the mining concessions on the Property.  The discussion of land tenure in section 6.2 and priority of mining rights in section 6.3 of this report relies on the information contained in such title opinion.

6.0                               PROPERTY DESCRIPTION AND LOCATION

6.1                               LOCATION

The El Galeno Property is located approximately 600 km north of Lima and 150 km northeast of the coastal city of Trujillo (350 km by road) in northern Peru (see Figure 6-1).  Politically, it is in the Department of Cajamarca, within the District of La Encañada and straddles the boundary between the Provinces of Cajamarca and Celedin.

6.2                               LAND TENURE

The property comprises six mining concessions, which cover a total surface area of approximately 2,250ha (see Table 6.1), and are centred at the approximate UTM co-ordinates of 797,000 E, 9,228,000 N (UTM Zone PSAD 56 17S; 78°19’16.58’’ W longitude, 6°58’35.38’’ S latitude; Figure 6-2 and Table 6.1).  Of the six concessions, El Galeno, El Galeno I, El Galeno II, El Galeno 10 and El Galeno 11 are the subject of one agreement, while the El Molino concession is the subject of a separate agreement.  These agreements are described in section 6.3.

TABLE 6.1

MINERAL CONCESSIONS FORMING THE EL GALENO PROPERTY

Type	Name	Ha*	Code
Mining concession	El Galeno 11	327	01-04097-95
Mining concession	El Galeno 10	22	01-04099-95
Mining concession	El Galeno	591	0300-X-2984-X-01
Mining concession	El Galeno I	275	0300-X-3250-X-01
Mining concession	El Galeno II	350	0300-X-3255-X-01
Mining concession	El Molino	1,000	03001745X01

Note: *   Concessions are overlapping and cover a smaller area than the sum of individual concessions

The above mining concessions are the subject of a title opinion by the Peruvian law firm of Hernandez & Cia Abogados dated March 12, 2007.  In connection with its preparation of the title opinion, Hernandez & Cia Abogados has examined such documentation and made such investigations as it has deemed appropriate or adviseable to render the opinion expressed in the title opinion.  Each of the concessions has been duly entered into the National Mining Map (Catastro) with definitive UTM coordinates.  The title opinion concluded that other than the agreements described in section 6.3, there are no registered liens, charges, agreements, resolutions and limitations in force against the concessions.

Hilorico

The Hilorico deposit occurs within the El Molino concession boundary and is located 1 km from the El Galeno deposit.  The Hilorico deposit is the subject of a technical report titled Technical Report Hilorico Gold-Silver Deposit dated February 16, 2007, a copy of which has been filed on the SEDAR website at www.sedar.com.

The El Galeno and Hilorico deposits are distinct deposits that are very different from a geologic, metallurgical and mineral extraction perspective.  The El Galeno porphyry deposit primarily consists of sulfide copper, gold, molybdenum, and silver mineralization.  The Hilorico epithermal gold deposit, by contrast, primarily consists of oxide and sulfide gold mineralization. As a result, if Hilorico were proven to be economic in the future and were to be developed, it would require a separate open pit and would require different extractive technology and a separate process facility than El Galeno.  In addition, the El Galeno and Hilorico projects are at two very different stages of development and there are important differences in location and title between the two projects. As a result of the foregoing, NPC has managed the Hilorico project as a distinct and separate project from El Galeno.

6.3                               TERMS OF THE AGREEMENTS

6.3.1                     Agreement covering the El Galeno, El Galeno I, El Galeno II, El Galeno 10 and El Galeno 11 Mining Concession

Note:  All monetary amounts stated herein are in United States Dollars.

On April 25, 2003 Lumina Copper Corp., through its wholly owned subsidiary Lumina Copper SAC, entered into an agreement with La Asunción Negociación Minera S.A.C. (ASUMIN), that granted Lumina Copper SAC the option to obtain a 100-percent interest in five concessions (El Galeno, El Galeno 1, El Galeno 10, El Galeno 11 and El Galeno II) by making staged cash and/or share payments which in the aggregate total US$2.0 million. The ASUMIN Agreement was transferred to NPC by way of a court ordered Plan of Arrangement concluded on May 9, 2005.  The terms of the ASUMIN Agreement as supplied by NPC are summarized as follows:

NPC may purchase the property for cash payments totalling $2.0 million according to the schedule given in Table 6.2.

TABLE 6.2

SCHEDULE OF PAYMENTS

Period	Amount (US$)	Status
On signing	$10,000	Paid
3 months	$20,000	Paid
6 months	$50,000	Paid
12 months	$100,000	Paid
24 months	$300,000	Paid
36 months	$400,000	Paid
48 months	$1,120,000	Not yet due
Total	$2,000,000

The payment scheduled for the 48th month may be delayed for up to three years if payments of a $100,000 each are made at each of the 48th, 60th and 72nd months.  $50,000 of each of the $100,000 payments is to be considered as an annual advance payment against the $1,120,000 due.  The remaining $50,000 of each $100,000 payment is to be taken as an annual penalty payment.  For example, if the payment at month 48 is deferred in all three years, the payment will be due in month 84 in the amount of $970,000.  The only factor that may impact the $970,000 payment relates to the prevailing copper prices (see below).

NPC has no exploration commitments.  All maintenance costs for the mining concessions are to be met by NPC.

If NPC fails to make any of the option payments when due it will lose its interest in the five mining concessions.  Alternatively, if NPC meets all the payments as outlined above, NPC will have automatically exercised the option to own a 100-percent interest in the concessions.  However, NPC will, in this latter scenario, remain compelled to make bonus payments as described below.

Bonus payments are to be made to the owners by NPC under the following terms.  A $250,000 payment is due on completion of a positive feasibility study.  In this case a positive feasibility study is defined as a study recommending commercial production on which banks would be prepared to lend funds for construction.  A $1,300,000 payment is to be made one year after commercial production has commenced at the property.

Payments starting in month 12 are to be subjected to reductions, if the average copper prices (three-month London Metal Exchange average) move between the determined ranges outlined in Table 6.3.

TABLE 6.3

COPPER PRICE RANGES AND RELATED PAYMENT DISCOUNTS

Copper Price	Copper Price Payments Reduced by
* = or < than 0.65	50%
* > 0.65 < 0.80	35%
* > 0.80 < 1.00	20%
* = or > 1.00	No discount

The first three option payments, and also 50 percent of the payment to be made at month 12 must be in cash, whereas the remaining 50 percent of the month 12 payment, and all other payments, may be made in shares.  This is provided that NPC can guarantee ASUMIN that AUSMIN will receive at least as much as the agreed cash payment when the shares become freely tradable (four months after issuance to ASUMIN).  If the shares trade at a value below the agreed cash payment, then NPC is obliged to pay the difference in cash to ASUMIN.  If the shares are trading above the agreed cash value, NPC will have no further obligation to ASUMIN in respect to specific cash payments, and ASUMIN will be entitled to retain the excess value.

6.3.2                     Agreement Covering the El Molino Mining Concession

On April 30, 2004, Lumina Copper Corp., through its wholly-owned subsidiary Lumina Copper SAC, acquired from Terrace Gold NL 100 percent of the shares outstanding of Minera Andes Del Norte SA.  On April 30, 2004, Lumina Copper Corp. acquired from New Inca Goldmines Ltd. 100 percent of the shares outstanding of New Inca Goldmines Ltd.’s wholly-owned subsidiary companies, 1327008 Ontario Ltd. (and its wholly-owned subsidiary, Eastpac Minerals SAC).  Eastpac Minerals SAC and Minera Andes Del Norte SA collectively hold a 100-percent leasehold interest in the El Molino concession.  New Inca Goldmines Ltd. and Terrace Gold NL, through their wholly owned subsidiaries, each owned 50 percent of the leaseholder rights to the El Molino concession through an underlying lease.  As a result, NPC now owns indirectly 100% of the leasehold right to the El Molino concession.

The Subsidiaries were transferred to NPC by way of a court ordered Plan of Arrangement concluded on May 9, 2005.

Under the terms of the agreement with New Inca Goldmines Ltd. and Terrace Gold NL each received a $150,00 payment for their respective shares of the Subsidiaries which in turn held the lease for the mining concessions and each retained a combined net profits interest in minerals from the property totalling 20 percent, which reduced to 14 percent in the event there was no production by the end of 2004, 10 percent by the end of 2005, and converted to a 1.0 percent NSR

(Net Smelter Royalty) as there was no production from the El Molino concession by the end of 2006. As of the end of 2006, there was no production from the El Molino concession.

The underlying lease agreement obliges NPC to pay $300,000 upon commencement of production from the El Molino concession and a six -percent NPI (Net Profit Interest).  The underlying property holder has disputed the validity of the lease.  The El Molino property lease is currently the subject of ongoing litigation.  Through arbitration, NPC was successful in defending a claim by the underlying property holder that the lease is in breach.  The underlying property holder appealed the decision of the arbitrator.  This appeal was dismissed.  An attempt was made to bring the claim before the judiciary of Peru; however, the judge determined that the appropriate forum for the dispute was arbitration.

The underlying property owner has now appealed this determination before the Court of Appeals. NPC believes it will be successful in defending this most recent appeal; however, NPC cannot guarantee results.  If this appeal is rejected, the property owner may still appeal to the Supreme Court of Peru.  An ultimate unfavourable ruling by the Supreme Court will result in the judge deciding if the statute of limitations shall apply to the action filed by the underlying property owner.  If the judge’s decision is that the statute of limitations does not apply, then it will admit the underlying property owner’s action.  If the judge decides that the statute of limitations does apply, then the decision can be appealed before the Court of Appeal and thereafter before the Supreme Court of Peru.

Based on a title opinion dated March 12, 2007 prepared by Hernandez & Cia. Abogados, there are no priority mining rights to the areas covered by the El Galeno, El Galeno I, El Galeno II and El Molino concessions.  Other than El Molino, El Galeno and El Galeno I concessions, there are no priority mining rights to the areas covered by the El Galeno 10 or El Galeno 11 concession.

WLR Consulting (WLR) completed a floating cone evaluation of the pit size with boundaries that would not extend the pit area into the El Molino concession.  WLR estimated that approximately 20% of the probable mineral reserves (131 million tonnes) may be affected by such a reduction in the pit boundaries.  This 131 million tonnes has an average grade of 0.44% Copper, 0.013% Molybdenum, 0.08 g/t Gold and 2.3 g/t Silver.  Contained metal would be reduced by about 18% for Copper, 20% for Molybdenum, 13% for Gold and 18% for Silver.  In addition, approximately 43 million tonnes of waste would also be eliminated. The above figures are approximate only as WLR has not completed any detailed pit designs that restrict the pit boundaries extending into the El Molino concession.

NPC owns the surface rights of the areas where the El Molino concession overlaps areas of the El Galeno concessions.  These surface rights would not be affected by a loss of the El Molino concession.  Therefore, the mine design with regard to the placement of buildings and machinery will not be affected by the ongoing litigation.  A portion of the El Galeno deposit lies within the boundaries of the El Molino concession.  NPC estimates that the El Galeno probable reserves contained on the El Molino concession are approximately 8.9% of the total El Galeno probable reserves.  The total El Galeno deposit probable reserve is 661 million tonnes at 0.50% Copper, 0.013% Molybdenum, 0.12 g/t Gold and 2.51 g/t Silver.  Included in this probable reserve are 58.5 million tonnes within the El Molino concession which grades 0.43% Copper, 0.016% Molybdenum, 0.08 g/t Gold, and 2.04 g/t Silver. NPC has not developed a mine plan for the El Galeno deposit that excludes the El Molino concession.

6.4                               ENVIRONMENTAL, PERMITTING AND SOCIO-ECONOMIC ISSUES

6.4.1                     Environmental and Permitting Matters

Since beginning exploration work in the El Galeno Project area in June 2005, NPC has executed a series of environmental and socio-economic studies to identify issues and establish baseline conditions.  Several of these studies are currently ongoing.  Details of these studies are provided in Section 20.5 Environmental Considerations.  Key environmental/permitting issues relevant to the El Galeno Project include the following:

Water Quality and Supply

The primary issues are to ensure that sufficient water exists from local sources to supply project needs without adversely affecting downstream water users, establish water quality levels in the area and develop plans and measures to ensure that downstream water quality does not fall below these levels, and provide appropriate information to the public regarding these issues.  More details regarding water quality and stream flow baseline studies is provided in Section 20.5 Environmental Considerations.

Acid Rock Drainage

The mineralized rocks in the El Galeno Project area appear to have a natural acid-generating component as evidenced from the low pH (4.0- 4.5) of the water in the most lakes on the property.  These water quality results are based on Montgomery Watson Harza (MWH) findings. MWH has conducted quarterly surface water monitoring of the El Galeno project since June 2005. In addition, evidence of secondary Fe minerals can be seen to be precipitating around the shore of the lakes.  It appears that this acid condition is natural and is related to surface outcrops of the mineralization.  No other potential sources of this contamination, such as small-scale mining, are evident.

6.4.2                     Socio-Economic

NPC has developed community relation policies and completed a social context analysis, stakeholder mapping and regional water use analysis. Land acquisition programs have been developed to meet World Bank guidelines and the Equator principles and a local employment program has been implemented.  Socio-economic baseline studies, and a company community relations program, are ongoing.  Key socio-economic issues relevant to the El Galeno Project include:

•                  Impacts of water use

•                  Land acquisition process

•                  Local expectations of support from the mining company, particularly regarding jobs

•                  Political influence on the project at the district and regional levels

A basic analysis of the social and community programs developed in 2006 for the El Galeno Project was conducted by Vector Peru SAC in December 2006.  The analysis was based upon a social context study and stakeholder mapping that were performed by Social Capital Group (SCG, 2006), intended to identify the baseline socio-economic conditions and map out the local groups in the Encañada and Sorochuco districts that have an interest in the project.  These studies have been used as a basis to design a Social Management System for the project development stage.

The studies identified and analyzed specific communities in this region that may be affected by, and may have an affect on, the project.  The study details the history of the communities in this region and also considered regional social tensions triggered by other mining activities in Cajamarca.

The districts in the study area are some of the poorest in Peru.  One out of four families in the district of La Encañada is living in poverty or extreme poverty.  In the province of Cajamarca, more than half of families are living in poverty or extreme poverty, and in the district of Sorochuco, 93 percent of households live in poverty or extreme poverty.

Cajamarca is one of the most active mining regions in Peru and receives the largest share of mining taxes in the country.  However, Cajamarca remains among the five poorest departments of Peru.  The general perception of the Cajamarca population is that the mining boom has not contributed substantially to the improvement of the living standards of the population.  This situation has led to an escalation of the social tension between companies and the population.

NPC has been working with the La Encañada and Sorochuco communities since late 2003, and good community relations have been a priority with NPC.  To date relations between NPC and the community have been strong, and since mid-2005, many local workers have been employed by NPC on a rotational basis so that all local community members who want to work have that opportunity.  Currently, NPC has over eighty labour positions available to the local communities on a rotational basis.  In planning for construction and operations labour, local community members would be given priority for employment.  NPC, through its subsidiary, Lumina Copper SAC, also supports the local communities with services such as transportation for teachers and medical assistance.

6.5                               PROPERTY AND TITLE IN PERU

The General Mining Law of Peru defines and regulates different categories of mining activities, from sampling and prospecting to commercialization, exploitation, and processing.  Mining concessions are granted using UTM coordinates to define areas generally ranging from 100ha to 1,000ha in size.  Mining titles are irrevocable and perpetual, as long as the titleholder maintains payment of the “Derecho Vigencia” fees up to date (Ministerio de Energia y Minas, 1998).  No royalties or other production-based monetary obligations are imposed on holders of mining concessions; instead, a holder must pay an annual maintenance fee of $3 USD/ha (for metallic mineral concessions) for each concession actually acquired or for a pending application (petitorio) by June 30th of each year.  The concession holder must sustain a minimum level of annual commercial production of greater than $100/ha in gross sales within eight years of the grant of the concession, or, if the concession has not been put into production within that period, the annual rental increases to $4/ha for the 9th through 14th years of the grant of the concession, and to $10/ha thereafter.  The concession will terminate if the annual rental is not paid for three years in total or for two consecutive years.  The term of a concession is indefinite provided it is properly maintained by payment of rental fees.

The holder of a mining concession is entitled to all the protection available to all holders of private property rights under the Peruvian Constitution, the Civil Code, and other applicable laws.  A Peruvian mining concession is a property-related right; distinct and independent from the ownership of land on which it is located, even when both belong to the same person.  The rights granted by a mining concession are defensible against third parties, are transferable and chargeable, and, in general, may be the subject of any transaction or contract.

To be enforceable, any and all transactions and contracts pertaining to a mining concession must be entered into a public deed and registered with the Public Mining Registry.  Conversely, the holder of a mining concession must develop and operate his/her concession in a progressive manner, in compliance with applicable safety and environmental regulations and with all necessary steps to avoid third-party damages.  The concession holder must permit access to those mining authorities responsible for assessing that the concession holder is meeting all obligations.

In addition to mineral rights, NPC has purchased and registered a total of 426.45 hectares of land (surface rights) over the six El Galeno and El Molino mining concessions.  The property boundaries for the purchased land are those recorded in the public registry.  NPC has field verified the boundaries of its mineral concessions and surface land ownership with a GPS survey.

For the preferred tailings facility and plant site areas, NPC has initiated a land acquisition (surface rights) program. The combined land area required for these facilities is approximately 1,300 hectares. As of the time of this report, land purchase agreements have been signed for 350 hectares. The price per hectare for the land ranges from $2,500 to $3,125 per hectare. This includes considerations for improvements and costs related to relocation and resettlement of the land sellers. The total cost for the land under agreement is US$1,085,000. The sale of the land is currently being registered with title transfer and payment to in the 2nd Quarter of 2007.

The land acquisition program has been developed to meet World Bank guidelines and the Equator principles.  The Social Capital Group (SCG), a Lima-based community relations consulting firm, is providing advisory services focused on land acquisition and resettlement in order to strengthen the project’s capabilities to comply with international standards.

The preferred tailings and plant site areas are remote, sparsely populated, and at high altitude (more than 3,600 meters above sea level). The land is primarily used for livestock grazing with limited agriculture cultivation because of the altitude. Within the land area of interest, there are very few inhabitants.  Between the two areas of interest (tailings, plant) there are 15-20 families living on the land.

For the remaining 950 hectares of land to be purchased, NPC estimates the total cost to be approximately US$2,945,000, plus legal cost of US$84,000.  The land acquisition program will be ongoing through the feasibility study period. The total estimated cost for land acquisition program is US$4,114,000; these costs are considered “sunk” costs and are not included in the prefeasibility study pro forma cash flow because they will occur before a production decision is made.

Based on the program to date it is reasonable to assume that NPC will be successful in acquiring the required land.  If NPC were unsuccessful in acquiring the required land for either the preferred tailings or plant site, one of the alternate sites presented in Figure 18-4 would be required and land would need to be purchased.  This represents the primary risk related to the preferred tailings facility and plant site.

6.6                               ENVIRONMENTAL REGULATIONS

The General Mining Law of Peru is the primary body of law with regard to environmental regulation.  The General Mining Law is administered by the Ministry of Energy and Mines (MEM).  Depending on the phase of the project the MEM can require a mining company to prepare an Environmental Evaluation (EA), an Environmental Impact Assessment (EIA), a Program for Environmental Management and Adjustment (PAMA), and a Closure Plan. Mining companies are also subject to annual environmental audits.

An environmental impact assessment (EIA) must be submitted to and be approved by the Directorate General of Mining Environmental Affairs before starting construction of the mine.   Although a number of key baseline studies are already underway, the focused work of environmental and socio-economic studies to support completion of the EIA and all permit applications will be conducted concomitant with preparation of a bankable feasibility study.  A schedule of permitting-related activities for El Galeno is provided as Figure 6-3 in Section 26 and is based on the current project development schedule.   Costs for all permits required are included in the estimated feasibility study costs, which are considered “sunk” costs, as they will be expended prior to a production decision.

The approval process of an EIA includes public participation mechanisms, such as workshops with local people (before and during EIA preparation) and mandatory public hearings, before approval.  Other permits related to water use, wastewater discharge, explosives use, fuel storage, etc., are also needed.  Approval of a Closure Plan is a new legal requirement to start construction.

A series of permits must be obtained or maintained during the exploitation and development phases.  These include definitive water use licenses, authorizations for wastewater treatment and discharge, beneficiation concession, among others.  Enforcement of said permits and EIA commitments is carried out through mandatory annual auditing programs.

According to Peruvian regulations (S.D. 038-98-EM) the environmental requirements for mining exploration programs are divided into classifications A, B, and C (Table 6.4). Classification A is for general exploration activities and requires no authorization or fees. Classification B includes drilling of less than 20 drillholes within a 10ha area.  An application in the form of a sworn declaration must be submitted.

Classification C pertains to mining exploration programs with more than 20 boreholes, exploration areas greater than 10ha, or construction of more than 50 m of tunnels.  Submission and acceptance of an EA (Environmental Assessment) is required for approval of Classification C activities.  The MEM has a period of 20 days to review and approve or disapprove the EA; the EA is considered approved if the MEM does not respond within that period.  NPC has covered exploration at El Galeno via a Classification C EA approved by MEM.

TABLE 6.4

SUMMARY OF ENVIRONMENTAL REQUIREMENTS FOR MINING EXPLORATION PROGRAMS

Classification	Description	Application Requirements	Application Fees	Approval Time
A	Mineral exploration activities such as geologic and geophysics studies, topographic surveys and collection of small quantities of rocks and minerals utilizing small portable equipment	No authorization required	N/A	N/A

B	Mineral exploration with less than 20 drill hole perforations within a 10ha area	Required information as shown in Art. 5 of Environmental Regulations for Mining Exploration	5% of Unit Tax Unit is ~US $1,000 Tax = US $50	20 days

C	Mineral exploration with more than 20 drill hole perforations and/or over a 10ha area	Prepare an EA report as per Appendix 2 of Environmental Regulations for Mining Exploration	40% of Unit Tax Unit is ~US $1,000 Tax = US $400	20 days

A mining company that has completed its exploration stage must submit an EIA when applying for a new mining operation or filing for a processing concession, to increase the size of its existing processing operations by more than 50%, or to execute any other mining project.  EIA is subject to workshops and audiences with the local communities prior to its approval.

The PAMA (Programa de Adecuación y Manejo Ambiental) was established for operating mines in 1992 for compliance with the environmental laws and regulations, including its planned mining works, investments, monitoring systems, waste management control, and site restoration.  The PAMA  includes plans for expenditures on an environmental program representing no less than 1% of annual sales.  Once a PAMA is submitted, the MEM has 60 days in which to review and approve the PAMA. If the MEM or an “interested party” can show just cause, the PAMA may be modified.

A mining company planning to enter an exploitation phase must also prepare and submit a closure plan prior to starting the construction of the facilities for each component of its operation.  The closure plan must outline what measures will be taken to protect the environment over the short, medium and long term from solids, liquids and gases generated by the mining work.  Posting of a financial assurance for closure must be done before starting production. The amount to be guaranteed is the estimated cost of the closure plan, deducting concurrent closure measures, which do not need to be guaranteed.  The final closure plan must be submitted two years before closure of operations, according to the Mine Closure Regulations.  The prefeasibility-level closure plan for El Galeno is discussed in more detail in Section 20.5.

The General Mining Law of Peru has in place a system of sanctions or financial penalties that can be levied against a mining company not in compliance with the environmental regulations.  The only permits obtained by NPC to date are those required for exploration.  The balance of environmental permits – for project development and operation – will be obtained after the engineering detail is developed during the design phase and prior to the need dates for each. Table 6.5 provides a list of primary permits required by a typical mining project through the various phases of mine life.  Figure 6-3 in Section 26 provides a preliminary schedule of all activities necessary to acquire the required permits (note: references in the table to an EIS equate to the EIA).

TABLE 6.5

LIST OF MAIN PERMITS BY STAGES OF THE LIFE OF A MINE

EXPLORATION	CONSTRUCTION	OPERATION	CLOSURE
Environmental Evaluation (Category B or C)
Water Authorization
Archaeological Evaluation
Mining Concession
Certificate of Mining Operations (for explosives use purposes)
EIS (modifications through the life of the mine may apply)
EIS (for the construction of landfills outside the area of mining concessions)
Positive technical opinion of DIGESA (for the construction of landfills outside the area of mining concessions)
Closure Plan (modifications through the life of the mine may apply)
Certificate of Non Existence of Archaeological Remains – CIRA
Surface water use license
Groundwater use license
Sanitary authorization for wastewater treatment system and discharge
Sanitary authorization for drinking water treatment system
Registration as a direct consumer of liquid fuels - fixed or mobile facilities
Explosives magazine operation license
License for explosives handlers
Authorization for explosives transportation
Identification code for users of controlled chemical substances and products
Verifying deed for the identification of controlled chemical substances and products used by companies
Authorization to use the special registry book or form for users of controlled chemical substances and products
Transportation deed for controlled chemical substances and products
Register of radioactive facilities and sources
Individual license for radioactive facilities’ handling
Beneficiation Concession
Authorization to start operation
Posting Financial Assurance
Final Closure Plan (2 years before final closure)
Final Closure Certificate (“Exit ticket”)

The construction and exploitation stages of El Galeno are governed by Peruvian national legislation and the Regulations for Environmental Protection in Mining Activities (Supreme Decree 016-93-EM).  The primary approval required under this decree before operating permits authorizations and licences (environmental, mine operating, explosives, transport, water use, power generation etc.) are granted is an EIA. For the El Galeno prefeasibility study, the EIA is schedule for submission to regulatory authorities in April of 2008, with approval anticipated in August 2008 (120 day process). Costs for all environmental baseline studies, impact assessment, EIA document preparation, public hearings and regulatory interface are included in the feasibility study cost estimate. This includes all owners’ costs and consulting support costs. Because these costs will be incurred before a production decision is made, they have been treated as “Sunk” costs and are not included in the prefeasibility cash flow.

Once the EIA is approved, several permits, authorizations, licences and registrations are required for the key following areas:

•                  Beneficiation concession authorization to construct,

•                  Mining concession authorization to begin exploitation,

•                  Mine closure plan approval including financial assurance,

•                  Water rights- permits, authorizations and licenses,

•                  Wastewater treatment and discharge approval,

•                  Sanitary authorization for drinking water systems approval,

•                  Archaeological sites protection clearance,

•                  Fuel and other products derived from hydrocarbons storage tanks approval,

•                  Use and transport of explosives licenses,

•                  Hazardous materials and controlled chemicals registration,

•                  Electric power generation authorization,

•                  Telecommunications authorization,

•                  Health facilities authorization,

•                  Road construction authorization to construct,

•                  Land use rights approval.

For El Galeno prefeasibility purposes, a complete list of potential of permits, authorizations, licenses and registration is provided in Figure 6-3. Peru has a well defined mining regulatory system; it was developed with cooperation from the World Bank. The permit approval process and the responsible regulatory agencies are clearly identified. The relation between federal, regional and local regulatory authorities is straightforward.

The prefeasibility schedule anticipates commissioning of El Galeno in September of 2010 with full operations being reached on March 30, 2011. In support of this schedule, costs have been included in the Cash Flow model under Capex for the owner, legal and consultant support and permits and fees.  Based on the permitting of other recent projects in Peru, the El Galeno prefeasibility study permit schedule is reasonable. It will be further refined during the feasibility study and planning meetings with permitting authorities will be conducted. The primary risk related to permitting schedule would be a delay in the overall project start-up if the necessary permits were not able to be acquired per the schedule.

NPC is adhering to World Bank guidelines for environmental and social management practices, design and development.  Several preliminary baseline studies in support of a comprehensive Environmental and Social Impact Assessment (EIA) have been completed or are in progress. The EIA will be developed in accordance with Peruvian mining regulations, the Equator Principles, and the underlying requirements of the International Finance Corporation (IFC) environmental and social performance standards. To date, surface and groundwater, archaeological, socio-economic, biological, meteorological and revegetation studies have been completed or are in progress.  Additional information is provided in section 20.5.

At present, there are no registered historical or other environmental impacts, fines or regulatory actions against NPC for environmental regulatory compliance at the El Galeno Project property (six mineral concessions and surface rights).

As part of its work for the prefeasibility study, Vector Engineering developed an environmental permitting handbook for the El Galeno Project. The environmental permitting handbook details the permitting issues that are likely to be applicable to the El Galeno Project over the life cycle of the mine, including exploration, construction, operation and closure.

7.0                               ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1                               ACCESSIBILITY

Access to the property is from the city of Cajamarca, which is located in north western Peru in the Cajamarca Department.  Road access from Cajamarca to the El Galeno Property is summarized in Table 7.1 (see also Figures 6-1 and 7-1).  The driving time for the 56 km distance is approximately 2.5 hours.  The Cajamarca to Michiquillay portion of the road is a heavily used dirt road of which approximately 32 kilometres are currently being paved. The road also links Cajamarca to the provincial capital of Celedin.  This road is in a reasonable state of repair, until the turnoff to the Michiquillay copper deposit is reached.  Beyond this point, the access road narrows, is less heavily used, and is in poor to moderate condition.  Project development as envisioned in the prefeasibility study would include significant upgrades of all access roads, including bypasses of La Encanada and Cajamarca.

TABLE 7.1

ACCESS TO THE EL GALENO PROPERTY

Route	Km	Road Conditions
Cajamarca – Baños del Inca	6km	Asphalt road
Baños del Inca – La Encañada – Turnoff Michiquillay	39km	Asphalt/Dirt road
Desvío Michiquillay – Mina Michiquillay – Turnoff Punre – Laguna Milpo	11km	Minor dirt road

Cajamarca has a commercial airport, which is serviced by daily flights from Lima.

7.2                               CLIMATE

The climate in the region is regarded as high-altitude temperate and has both dry and rainy seasons.  Generally the winter months (or the dry season) are June to September and have very little precipitation, while the summer months (or the wet season) are October to May and are marked by consistent rains.  The annual temperature range is 2ºC to 18ºC.

The vegetative cover, which is interspersed between exposed bedrock over The property consists predominantly of ichu and other types of natural grasses suitable for livestock grazing.  Reeds are common along the lakeshores (White, 1998).

The fauna at the property includes mainly domestic livestock such as cattle and sheep, as well as some wild animals such as foxes.  No agricultural activity is carried out on the property although people from the local community of La Encañada use the lower slopes on the property to graze their livestock.  Agriculture is the main means of subsistence for settlements immediately adjacent to the property in both the Rinconada Valley and the Kerosene Valley, where the main crops are potatoes, yucca, maize, onions and beans.

7.3          LOCAL RESOURCES AND INFRASTRUCTURE

The property contains very little developed infrastructure apart from the roads constructed for drill rig access, and a semi permanent exploration camp installed by North Limited (North)  during the late 1990s, which comprises office, sleeping, warehouse and logging facilities.  Northern Peru Copper has constructed two corrugated iron core shacks on a flattened gravel base in the Rinconada valley and a tent camp at this location has been used to conduct NPC’s exploration.

The condition of the dirt roads from Cajamarca to El Galeno is moderate and upgrading of these roads would be required if the project is developed.  Upgrading of these roads has been studied as part of the prefeasibility study and is described in Section 20 of this report.

As part of the prefeasibility study, surface and ground water resources have been modelled, and a scenario has been studied in which water will be taken from the Rio Grande basin during the wet season and stored in the tailings impoundment for project use.  This can be done without affecting downstream use.  Water can also be obtained from other sources, such as other basins and pit dewatering.  This is described in more detail in Section 20.  A comprehensive water supply strategy will be developed as part of the feasibility study.

For the prefeasibility study, sources of electric power and the means to bring this power to the site have been investigated.  NPC has held numerous discussions with power suppliers and government agencies.  A likely scenario involves construction of a power line from the vicinity of Yanacocha, through the Minas Conga project to El Galeno.  This is described in more detail in Section 20.

The city of Cajamarca is the closest major town and can provide basic goods, services and accommodations for the early and advanced stages of project development and operations, as it currently does for the Yanacocha Mine.  Specialized services generally have to be obtained from Lima, or possibly the coastal city of Trujillo.  Local towns, such as the district town of La Encañada and the provincial town of Celedin may provide limited resources such as manual labour.

The port of Salaverry, 360 km by road southwest of the property, has been identified as the best site at which to construct a concentrate storage and ship-loading facility.  The July 2006 Preliminary Economic Assessment and the current prefeasibility study have recommended that concentrate would be trucked to Salaverry and that much of the infrastructure there can be developed on a shared basis with other mining operations.  This is described in more detail in Section 18.

7.4                               PHYSIOGRAPHY

The topography of the property is dominated by a glacial morphology.  Elevation varies from 3,000 to 4,000masl.  The principal glacial valley, the Rinconada Valley, trends approximately north-south, has a broad, flat to undulating base.  The base of the valley is filled with fluvio-glacial material and hosts several lakes, which include Milpo, Rinconada and Los Dos Colores.  Much of the base of the valleys surrounding the lakes is water-logged and comprises marshland.  The dryer, slightly elevated areas comprise terminal moraines of limited aerial extent.

The second main valley, the Kerosene Valley, is notably less developed than the Rinconada Valley and has a morphology more akin to that of a young river valley (“V” shaped).  Kerosene Valley has moderate to steep sides and lacks a broad base.

The centre of the El Galeno mineralized system is located at the head of these two subcatchments.  The Rinconada Valley corresponds to the Sendamal River, which is a tributary of the Marañon River, and the Kerosene Valley corresponds to the Chonta River, which eventually feeds the Cajamarca River and subsequently the Crisnejas River.  Both catchments have smaller surface water drainages or quebradas, which are shallow and typical of the upper reaches of catchment zones.

8.0                               HISTORY

The El Galeno property area forms part of a former small mining district that focused on the exploitation of limestone and quartzite hosted polymetallic mantos and veins.  A nearby zone of manganese and carbon mineralization hosted in Chimu Formation quartzite (the Punre Zone) was exploited through small-scale mining operations until 1995 (Cordova and Hoyos, 1999).  Few details are available documenting the quantities and grades of material mined from these deposits.

The first recorded modern exploration over the property was initiated in June 1991 by Newmont Peru Ltd. (“Newmont”).  Newmont was working in joint venture with the Peruvian mining company Compañia de Minas Buenaventura S.A. (“Buenaventura”).  During 1992, Newmont’s efforts were concentrated on an area of sulphur-bearing breccias in the Punre zone, which is located approximately 7 km to the southeast of the El Galeno Property.  In 1993, the exploration focus shifted to the sediment hosted stockwork breccia zone, which is now known as the El Galeno zone.  Over a two-year period Newmont carried out a program of systematic mapping, sampling and ground magnetic surveys followed by a short diamond drillhole program.  The program consisted of four holes totalling 774 m.

Newmont dropped the property in July 1997 as their exploration had identified predominantly copper mineralization and failed to suggest the presence of a significant gold deposit.  In the second quarter of 1997, North acquired an option to explore the property.  In the period 1997 to 1998, North carried out a detailed exploration program consisting of:

•                  Geophysics:  IP/resistivity survey for 7.85 line km, a ground magnetic survey for 245 line km;

•                  Geological mapping at a scale of 1:5,000;

•                  Compilation of previous topographical surveys;

•                  Access road and drill platforms;

•                  Chip sampling in the El Galeno zone;

•                  30 reverse circulation drillholes totalling 6,514.5m;

•                  17 diamond drillholes totalling 5,857.35m; and

•                  Preliminary metallurgical studies.

In April 1998, North completed an in-house conceptual study (the study) of the El Galeno deposit.  The study was based on the 38 drill holes (30 reverse circulation and eight diamond drill holes) that had been drilled on the property at that time.  The study did not include the results of early-stage metallurgical studies, which were pending at the time.  A mineral resource estimate was completed as part of the study by North prior to implementation of NI 43-101 and, therefore, is considered to be a historical estimate.  NPC has not done the work necessary to verify the classification of the historical resource estimate and is not treating this historical resource estimate as a NI 43-101 defined resource verified by a qualified person. The historical estimate should not be relied upon. The estimate used the inverse distance squared interpolation method and resulted in an unclassified resource (not an accepted definition per NI 43-101 section 1.2 and 1.3) of 260Mtonnes grading 0.70% Cu and 0.17 g/t Au at a copper cut off of 0.50% Cu, see Section 19 (NI 43-101 uses resource definitions as follows: measured, indicated and inferred, the North unclassified resource is neither measured, indicated or inferred). Using these mineral resources as a base, the study then assumed that the currently defined depth of mineralization could be extended by an additional 200 m to depth by future drilling programs (Webster, 1998a).

The study looked at the possibility of mining the deposit by open-pit methods, using a conventional drill and blast operation with pit slopes of 45°.  The study assumed that all of the copper is present as sulphides, half of which are in the form of secondary copper mineralization (chalcocite), suitable for heap leaching, or production of a higher-grade flotation concentrate.  The conceptual site layout for the study is shown in Figure 8-1 in Section 26.  Mineralogical testing to confirm the variations in composition had not been completed to confirm this assumption (Webster, 1998a). The study concluded at that time that the property did not meet North’s requirements for investment.

Later in 1998, North improved the topographic base and drilled an additional 17 diamond holes.  In September of that year, the conceptual study discussed above was revised, incorporating 16 of the 17 new drill holes. The study concluded at that time that the property did not meet North’s requirements for investment.

In 1999, a helicopter-borne magnetic survey and an IP/resistivity survey (Val D’or) were completed.

In 2000, the property passed into the hands of Rio Tinto Peru SAC (Rio Tinto), as a result of Rio Tinto’s take over of North.  After a review of the data, Rio Tinto concluded that they had no interest in either continuing exploration or developing the project, and after an unsuccessful bid to joint venture the property, they returned it to the owners.  In July 2000, the El Galeno project was reviewed by Simons Peru S.A., which is now part of AMEC, on behalf of North.  Simons concurred that additional mineralization would be required and combining El Galeno with Michiquillay might be a viable alternative.

NPC became involved in the project in April 2003; the terms of the agreement are described in Section 6.3.  NPC’s predecessor contracted AMEC to produce a technical report on the El Galeno project (Nicholson 2003), which used the historical mineral resources previously generated by North in 1998.

In the spring of 2005, NPC contracted Warren Pratt to produce a new geologic map of the property.  NPC began drilling the El Galeno deposit in the summer of 2005 and engaged Laboritorio Plenge, of Lima, Peru, to conduct initial metallurgical testing of the ore.  In the spring of 2006, while drilling continued on the deposit, Norwest was contracted by NPC to produce a resource estimate compliant with NI 43-101 (Davis & Sim April 2006).  This resource model was based on all historical drilling data plus the assay information available from a total of 48 holes completed by NPC to date.

By early 2006, NPC had sufficient data available to initiate a scoping-level study of the project, including preliminary capital and operating costs, and project economics.  A diverse study team was assembled to complete a scoping study, and in July 2006, a Preliminary Economic Assessment was completed by Samuel Engineering, Inc. (Hyyppa July 2006).  The Preliminary Economic Assessment resulted in a favourable economic evaluation of the project.  NPC had already commenced an expanded drilling program in order to ensure prefeasibility-level data and in July 2006 engaged the same study team to complete a prefeasibility study of the project.

NPC stopped drilling at El Galeno in June 2006, having completed a total of 91 holes on the deposit, and engaged Stewart Redwood to review the geologic environment on the El Galeno property.  In September 2006, Norwest Corp. produced a follow-up Technical Report compliant with NI 43-101 (Davis & Sim September 2006).

9.0                               GEOLOGICAL SETTING

9.1                               REGIONAL GEOLOGY

The El Galeno porphyry deposit is located in the Cajamarca mineral belt in the Western Cordillera of the northern Peruvian Andes. The geology comprises Cretaceous marine sedimentary rocks deformed in the Marañon (or Incaic) thrust and fold belt, with Eocene to Miocene volcanism and porphyry intrusions and related epithermal gold and porphyry copper-gold mineralization.  The regional structural trend is north-west, with a local flexure to west-north-west in the Cajamarca area.  The regional geology has been described by Benavides (1956), Cobbing et al. (1981), Mégard (1984), Cobbing (1985), Wilson (1985), Jaillard and Soler (1996), and Benavides-Cáceres (1999).

The Mesozoic rocks were deposited in ensialic, extensional, marginal basins related to eastward subduction, which extend the length of the Andes.  A western sub-basin, the Huarmey Basin, has up to 9,000 m of submarine basaltic and andesitic volcanic rocks, the Casma Group, of Triassic to Early Cretaceous age.  This sub-basin was closed in the mid-Cretaceous Mochica tectonic phase and was intruded along its axis by the Late Cretaceous Coastal Batholith granitoids, which crop out in the western part of the Western Cordillera.

Sedimentary rocks were deposited in an eastern sub-basin bounded to the east by the basement Marañon High.  Sedimentation of 2-3 km of Cretaceous strata took place in the Cajamarca region. The oldest sediments are thick deltaic sandstone, shale and coal with a thin marine limestone of the Early Cretaceous Goyllarisquisga Group, the host to the El Galeno porphyry deposit, followed by a marine transgressive sequence of thick carbonates.

The basin was deformed in the Late Paleocene Incaic I (59 – 55 Ma) and Middle Eocene Incaic II phases (43 – 42 Ma), which resulted in formation of a foreland thrust and fold belt with SW-dipping, NE-verging thrust sheets (Mégard, 1984; Benavides-Cáceres, 1999).  Some thrusts were reactivated and folded during the Quechua 1 orogenic pulse (17 Ma).

The sedimentary rocks are overlain by a thick and extensive sequence of volcanic rocks with porphyry stocks of the Llama – Calipuy Volcanics of Eocene and Miocene age.  Middle to Late Miocene magmatism resulted in the formation of the Yanacocha volcanic complex and gold deposit (12 – 10 Ma; Gustafson et al., 2004; Davies & Williams, 2005).

The NW trend of the thrust and fold belt is rotated to WNW to the south of Cajamarca area and is cut by a series of NE-trending structures with sinistral offset (Gustafson et al., 2004).  This is interpreted as a major trans-arc structure with greater differential movement towards the foreland on the south side.  This focused mineralization in a NE-trending, 30 – 40 km wide by 200 km long mineral belt in the Cajamarca area known as the Chicama-Yanacocha structural corridor (Figure 1; Gustafson et al., 2004).  The El Galeno porphyry deposit is located within this mineral belt.

9.1.1                     Property Geology

Previous geological studies of the El Galeno Project were made by Newmont (Tanabe et al., 1995) and North Ltd (Hammond, 1998; Webster, 1998b; Córdova & Hoyas, 1999; Córdova & Hoyas, 2000; García Bellés, 2000; Sillitoe, 2000). Studies made by Northern Peru Copper Corporation are Dick (2003), Nicolson (2003), Love (2004), Pratt (2005), Mauler & Thompson (2005, 2006) and Redwood (2006).  The only published papers about El Galeno are Córdova & Hoyos (2000) and Davies & Williams (2005), both based on North’s work.

A regional thrust fault verging east-northeast has brought the Early Cretaceous sedimentary rocks that host the El Galeno mineralization, over the Late Cretaceous stratigraphy.  The porphyry-style mineralization is hosted both by sediments of the Goyllarisquizga Group and porphyritic dioritic intrusive bodies.  The age of thrust faulting was prior to the intrusion of the porphyry and formation of the porphyry-style mineralization. The principal stratigraphic and intrusive units are described below and shown in Figure 9-2.  The country rocks are sediments of the Early Cretaceous period and were described by Wilson (1985), from oldest to younger:

Chimu Formation (Lower Valanginian Age, Early Cretaceous): This is described as an alternation of sandstones, quartzites and shales with a thickness of 600 m.  The base of the formation is not known in this region (Wilson, 1985).  At El Galeno the maximum thickness drilled is about 300 m (open) and on geological sections it is shown with a thickness of 600 m.  The Chimu Formation quartzite forms the core of the El Galeno Anticline anticline and outcrops on Cerro Quinua Cucho on the SE side of the porphyry deposit.  The rock is a massive white quartzite which is highly siliceous and has intergranular spaces. It generally lacks quartz veins. It has sulfides in fractures and disseminated. There are some sandstone beds with potassic alteration (K-feldspar, biotite) and quartz veinlet stockwork.

Santa Formation (Middle Valanginian Age, Early Cretaceous): This is described as gray shales with intercalations of marly limestones and dark gray sandstones (Wilson, 1985).

Carhuaz Formation (Upper Valanginian, Hauterivian and Lower Barremian Ages, Early Cretaceous): This is described as maroon and gray shales, sandstones and quartzites which are well bedded in thin to medium beds. The true thickness is not known and incomplete sections have been measured up to 556 m (Wilson, 1985).

At El Galeno, the Santa and Carhuaz Formations cannot be distinguished and have been mapped and logged as one unit with a thickness of 500 to 600 m on geological sections. They are the principal host rock to the El Galeno porphyry and are the main ore host. They outcrop in the glacial valley and on the ridge on the SW side.

The lithology is very fine-grained sandstone which is generally massive and featureless with no evident bedding; pseudomorphed bedding relics are visible in places and are shown by variations in alteration.  The sandstone has cement, which is susceptible to hydrothermal alteration, although unaltered sandstone was not seen.  Alteration types include biotite alteration giving a hard, brown rock; K-feldspar alteration giving a hard, pink rock; and argillic alteration giving a hard white rock.  It has a well developed quartz veinlet stockwork and has the best supergene and hypogene copper grades.  The Santa and Carhuaz Formations have a number of quartzite horizons which are mappable as outcropping ridges (Pratt, 2005) and include three thick horizons in the upper part which have been modeled on geological sections.

Farrat Formation (Upper Barremian to Aptian Age, Early Cretaceous): This is described as quartzites and sandstones of medium to coarse grain size with cross bedding and ripple marks which forms conspicuous scarps (Wilson, 1985).  The Farrat Formation is a quartzite which forms the curved headwall (Cerro Guaguayo and Cerro Caparrosa) around the head of the glacial valley in which the El Galeno porphyry deposit is located, including the steep Cerro Hilorico ridge on the NE side of the valley on the overturned limb of the NE anticline.  It lies NW of and structurally above the porphyry deposit and has only been intersected in a few drill holes.

Inca Formation (Lower Albian Age, Early Cretaceous): This is described as ferruginous sandstone and shale with calcareous intercalations and a thickness of 4 to 100 m. The base is discordant on the Farrat Formation (Wilson, 1985).

Chulec Formation (Middle Albian Age, Early Cretaceous): This is described as well bedded gray shales, yellow marls and creamy-brown nodular limestones.  The base is concordant with the Inca Formation. The thickness varies from 250 m to 474 m (Wilson, 1985).

The first four formations form the Goyllarisquisga Group.

9.1.2                     Structure

The El Galeno deposit is located in the hanging wall of a major fault, the El Canche Thrust (also called the Puntre Fault).  This is an important regional control on gold and copper mineralization and several other intrusions and mineral deposits are located in the hanging wall over a distance of 50 km NW from the Michiquillay porphyry Cu deposit to the Cerro Corona porphyry Cu-Au deposit (Figure 9-1).

In the El Galeno area, the strike of the El Canche thrust changes from NW to almost E-W and it may change from a frontal ramp to a lateral ramp with the southern side of the thrust having advanced further east while the northern part was buttressed (Figure 9-2).  The axis of the hanging wall anticline forms a dome with WNW strike which plunges gently (~25°) to the east and west at its ends, and which has a dextral deflection to NW strike in the middle in the vicinity of El Galeno porphyry.  The deposit is localized where a NE structure (the Kerosene valley) intersects the anticline axis, and this structure may be a tensional structure formed in the localized direction of maximum principal stress of the anticline formation.

The El Galeno porphyry deposit formed after these structural events and is not deformed by these structures.  However these structural features may have focused the location of the El Galeno porphyry, namely major thrust fault and lateral ramp, the hanging wall anticline with inflexion in the axis, and the transverse tensional structure.

The Cretaceous sedimentary host rocks form an open anticline with a NW-trending upright axis and plunge to the NW, called the El Galeno Anticline (Pratt, 2005).  The NE limb has a gentle dip and is almost flat lying. On the NE side there is a tight anticline, the Cerro Hilorico Anticline, with the hinge dipping at 45° to SW and the NE limb overturned and steeply dipping and underlain by a thrust fault with NW trend and 45° SW dip.  The structure is interpreted as a frontal thrust ramp anticline with NE thrust vergence. The SW limb is steep, the roof is flat and the NE limb is overturned.  The El Galeno porphyry intrudes the hinge and flat NE limb of the main anticline.  No major faults structures have been observed within the porphyry deposit.

There is commonly offset of 1 to 2 cm between cross-cutting quartz veins in the porphyry, often with a reverse sense of fault movement, indicating that minor faulting took place during vein formation.  However the veins and associated potassic alteration have the effect of indurating the rock rather than weakening it and there are no open fractures associated with these veins.  Quartz veins are high to moderate angle of dip, as well as horizontal or low angle of dip.

The core is commonly broken around late stage pyrite-rich veins which have an alteration halo of sericite which weakens the rock.  Zones logged as “Fault” within porphyry intrusions are generally related to phyllic alteration.

Pratt (2005) described two structures:

1.               A moderate angle fault (52° north dip) along the axis of the Galeno Anticline. He describes this in outcrop at drill platform RCD-GN-09 and interprets it as a detachment or décollement related to thrusting.  He interprets that the fault flattens to the north to become a low angle, bedding-parallel fault and tentatively correlates it with faulted horizons seen in hole GND-05-01.  He saw no evidence for the fault to the SE in the anticline axis in the Chimu quartzites.  An examination of zones of low RQD (<50%) and logged fault zones shows little evidence for the continuity of this inferred fault.

2.               A high angle reverse fault called the Caparrosa Fault located near the axis of the Galeno Anticline to the west of the porphyry deposit.  It is interpreted as an N-verging reverse fault contemporaneous with movement on the El Canche Thrust.

Pratt (2005) also observed NE and N trending fractures in the quartzites of the Farrat Formation which have no displacement and are probably related to brittle flexure in the crest of the Cerro Hilorico anticline.  These features are clear on the satellite image but cannot be traced through the porphyry deposit.

9.1.3                     El Galeno Porphyry

The El Galeno porphyry has been dated at 16.53 +/- 0.18 Ma (Early Miocene) on magmatic biotite in the late mineral PD4 porphyry (MBx porphyry of Davies & Williams, 2005), while hydrothermal biotite in the PD2 porphyry gives an age of 17.5 +/- 0.3 Ma (Davies & Williams, 2005).  Hornblende in a nearby gabbroic dike gives an older age 29.4 +/- 1.4 Ma (Early Oligocene) and is unrelated to porphyry mineralization (Davies & Williams, 2005 – probably microdiorite, see below).

Six types of igneous intrusive rocks have been distinguished at El Galeno:

Microdiorite: Narrow microdiorite dikes 1-2 m wide occur in the Cretaceous sediments. They are medium grained with plagioclase, biotite, hornblende and magnetite.  They are premineral in age and have biotite alteration and quartz veinlets.  Their relationship with porphyries is not seen but they are suspected of being older than the porphyries and unrelated.  They are minor and have not been modeled on sections.

PD1 Porphyry: This is the most abundant porphyry and it has abundant phenocrysts 3-5 mm in size of plagioclase, biotite and some bipyramidal quartz.  The composition is quartz diorite to granodiorite.

PD2 Porphyry: PD2 is more mafic than PD1 and has smaller and less abundant phenocrysts of plagioclase and biotite. It is quartz diorite to diorite in composition.  It is distinguished from PD1 by texture only and contacts are not seen as they are obscured by strong veining.  PD2 contains xenoliths of PD1 and occurs as short intervals a few meters long within PD1 interpreted as dikes or small stocks.  PD2 is not seen to cross cut any veins in PD1 and has the same intensity of veining as PD1 and is premineral.

PD3 Porphyry: PD3 has coarse grained, abundant phenocrysts of plagioclase (4-5 mm), up to 50% volume of the rock and glomerophyric (clustered), with coarse bipyramidal quartz (5-8 mm), biotite, and hornblende.  The texture is porphyritic to almost equigranular in places. PD3 has the same amount of quartz-magnetite veining as PD1 and 2.  The contacts are masked by strong veining and PD 3 is distinguished by texture.  It is premineral.  The composition is granodioritic.

PD3.5 Porphyry: PD3.5 is a newly defined porphyry phase for this resource estimation. The texture similar to porphyry PD 4 and it has phenocrysts of plagioclase, quartz, biotite and rounded orthoclase mega-phenocrysts (~10 mm).  It has some quartz-magnetite veinlets but they have a much lower density than PD1.  PD3.5 has lower copper grades than PD1, 2 and 3. It is younger than PD1, 2 and 3 and older than PD4.  No contact relationships were seen.  The composition is quartz monzonite.

PD4 Porphyry:  PD4 has a low percentage of phenocrysts (~4 mm) of plagioclase, biotite, hornblende, and sparse (1%) coarse orthoclase megacrysts (~20 mm), in a pale gray to dark gray matrix.  PD4 cross-cuts quartz-magnetite and quartz veinlets in PD3 and contains xenoliths of PD 3 and veined PD1.  It is affected by weak potassic alteration and has a low percentage of B-type quartz-sulfide veinlets.  These are cut by pyrite and pyrite-quartz D veinlets with a halo of silica-sericite-pyrite or epidote-chlorite.  PD4 forms dikes, typically between a few metres to 10 metres in width, cutting PD3 with steep, irregular contacts with ~45-80° dip.  It is more mafic than PD3.5 and is quartz monzonite to monzonite in composition.

The porphyries are mostly of quartz diorite, granodiorite and quartz monzonite composition, and more mafic varieties have more dioritic and monzonitic compositions.  Whole rock analyses show generally dacitic composition and calc-alkaline suite (Garcia Bellés, 2000).

The relationships of the intrusive phases to alteration, veining and mineralization are summarized in Figure 9-3.

The relationships between the porphyry intrusions has been simplified for use in resource modeling, combining intrusive phases PD1, 2 and 3 and only separating the weak to unmineralized PD3.5 + PD4 phases which occur in the centre of the intrusive.   Also, many of the thin sills and dykes, typically less than several metres in thickness and which emanate from the main intrusive body have been omitted from the 3D geologic model.

The overall porphyry intrusion has the form of an upright cylindrical stock ~600 m in diameter. It has sill-like appendages on the margins with a low to moderate dip conformable to bedding.  The total diameter is ~1400 m including these apophyses. In outcrop the porphyry is elongated NW and is 1,200 m long by 500 m wide, with an apophysis on the east side (Pratt, 2005).  The 3-D shape of the porphyry intrusion for the resource model is shown in Figure 9-4 and Figure 19-2 and is shown in cross section in Figure 9-5.

The barren core of the porphyry intrusions is due to a combination of post-mineral intrusions and mineralogical zonation.  The barren core is formed by the inter-mineral porphyry PD3.5 with small stocks of late mineral PD4.  These intrude pre-mineral PD1, 2 and 3 which are low grade in the core of the system despite an intense quartz-magnetite veinlet stockwork. Sillitoe (2000) considered the presence of magnetite and lack of copper-gold mineralization to be due to the temperature of formation being too high for copper-gold deposition.

9.1.4                     Quaternary Geology

The El Galeno porphyry deposit outcrops on the floor and southern ridge of a glacial U-shaped valley named the Rinconada valley which is 3.3 km long and drains to the south-east (Figure 13-1).  The surrounding ridges are up to 4,132 m altitude.  The porphyry outcrops over a vertical interval of 245 m between the altitudes of 3,780 m and 4,025 m.  The south side of the porphyry is exposed in the head of the Kerosene valley, a SW draining, V-shaped river valley.

The bottom of the Rinconada valley is flat and has surficial deposits of unconsolidated glacial moraines and peat with thicknesses typically less than 10m in drill holes.  There is little to no overburden immediately overlying the El Galeno deposit and as a result, there has been no attempt to account for this small volume in the geologic model.

10.0                        DEPOSIT TYPES

Mineralization at El Galeno is an Andean example of a porphyry copper, molybdenum and gold deposit.  A generic description from Pantaleyev (1995) summarizes the common features of porphyries as large zones of hydrothermally altered rock containing quartz veins and stockworks, sulphide-bearing veinlets; fractures and lesser disseminations in areas up to 10km² in size, commonly coincident wholly or in part with hydrothermal or intrusion breccias and dike swarms.  Deposit boundaries are determined by economic factors that outline ore zones within larger areas of low-grade, concentrically zoned mineralization.

Important geological controls on porphyry mineralization include igneous contacts, cupolas and the uppermost, bifurcating parts of stocks and dike swarms.  Intrusive and hydrothermal breccias and zones of intensely developed fracturing due to coincident or intersecting multiple mineralized fracture sets commonly coincide with the highest metal concentrations.

The effects of surface oxidation commonly modify porphyry deposits in weathered environments.  Low pH meteoric waters generated by the oxidation of iron sulphides leach copper from oxidized copper minerals such as malachite, chrysocolla, and brochantite and re-deposit it as secondary chalcocite and covellite immediately below the water table in flat tabular zones of supergene enrichment.  The process results in a copper poor leached cap lying above a relatively thin but high-grade zone of supergene enrichment that caps a thicker zone of moderate grade primary hypogene mineralization at depth.

At El Galeno, the supergene blanket occurs near the surface and forms a significant proportion of the mineral resource. The overlying leached cap is relatively thin and is believed to have been partially removed by erosion.

Other deposit styles that are commonly associated with porphyry deposits (spatially and genetically) include precious metal rich epithermal and other quartz vein systems, skarns, and exotic secondary copper deposits formed by the lateral migration of metal in low-pH fluids away from the main body of porphyry mineralization.

11.0                        MINERALIZATION

The main type of hydrothermal alteration at El Galeno is potassic which affects the porphyry and sandstones with development of pervasive secondary biotite and/or potassium feldspar, giving a brown or red-pink color respectively.  This is accompanied by development of a stockwork of multiple phases of cross-cutting A and B-type magnetite, quartz and quartz-magnetite veinlets with sulfides.  The quartz-magnetite veinlets are very abundant in the core of the PD1 stock which has up to 50-100% veins, which are usually barren of Cu-Au mineralization.

Phyllic alteration (sericite, quartz, pyrite) is poorly developed and is restricted to selvedges of narrow D-type pyrite and pyrite-quartz veinlets.  There is no zone of pervasive phyllic alteration. Rare adularia occurs with these veinlets.  These veinlets and phyllic alteration extend to the deepest levels drilled in the core of the system.  The rock tends to be crumbly in zones of phyllic alteration with low RQD, sometimes mistakenly logged as fault zones.

Argillic alteration is present as a pervasive supergene overprint of potassic alteration.  It comprises white clays.  It reaches a depth of over 100 m and there is a gradational change to hypogene potassic alteration. It has usually been logged erroneously as phyllic or sericitic alteration.  It accompanies the zone of chalcocite enrichment.

There is no well defined zone of propylitic alteration, partly because the potassic alteration zone extends into sandstones beyond the porphyry stock.  Any propylitic alteration occurs only in the sediments and has not been well defined by drilling or logging.  Some epidote and chlorite are observed as disseminations and as a halo to some pyrite veinlets in PD4.

The quartzites are non reactive and are not susceptible to alteration expect for intergranular spaces with alteration minerals. They generally lack quartz veins and have a low percentage of fractures with sulfides. The intergranular spaces can have disseminated sulfides (pyrite, chalcopyrite, molybdenite).  There are some sandstone beds with potassic alteration (K-feldspar, biotite) and quartz veinlet stockwork.

Hypogene mineralization comprises pyrite, chalcopyrite and molybdenite associated with potassic alteration and the A and B quartz veinlets, and as disseminations. The central core of intense quartz-magnetite veining (50-100%) generally does not have sulfides and is low grade. The D veinlets have pyrite with molybdenite, chalcopyrite, bornite and minor sphalerite. In addition to pyrite, chalcopyrite and molybdenite, minor bornite and less common arsenopyrite, sphalerite and pyrrhotite also occur in veinlets and disseminations and tennanite and tetrahedrite have been rarely observed along the western margin of the porphyry system (Davies & Williams, 2005).

There is a chalcocite zone in the upper part of the deposit.  This occurs beneath a thin leached capping and oxide zone and forms a blanket in the upper part of the whole deposit ~100-150 m thick and locally over 300 m.  The strongest chalcocite mineralization occurs along the southern and eastern flanks of the porphyry intrusive in sandstones of the Santa and Carhuaz Formations, and is thinner in the central part. Quartzites, and to a lesser degree sandstones contain supergene copper minerals to a greater depth than the intrusive lithologies, probably as they neutralize descending acid copper bearing solutions less efficiently.  It is transitional downwards to hypogene sulfides. Chalcocite coats and replaces pyrite and chalcopyrite and is associated with argillic alteration. Covellite occurs as rims and on fractures in chalcocite  The chalcocite zone is supergene rather than hypogene as shown by the presence of chalcopyrite coated by chalcocite, sulfides in the center line of quartz B veinlets rather than remobilized, association with secondary argillic alteration, and lack of advanced argillic alteration.

There is a thin jarositic leached capping of 0-40 m thickness and average 10 m thickness in the top of the deposit above the chalcocite zone.  This has jarosite and strong argillic alteration. The jarosite has developed after pyrite and indicates first cycle leaching and enrichment of mineralization with a high pyrite to chalcopyrite ratio (py/cp ratio >2).  This is absent on the ridge on the SW side of the deposit where hypogene sulfides outcrop and have surficial oxidation to jarosite, ferrimolybdite and chalcanthite, with oxidation of magnetite to hematite. The leached cap is underlain by a zone of partial leaching and oxidation with variable copper grades and a thickness of 10-45 m.

The thickness of the leached capping is too low to account for the development of the thick chalcocite enrichment zone.  A much thicker leached capping must have existed above the deposit, as in Michiquillay (Davies & Williams, 2005), and been fortuitously eroded by glaciation.

Breccias have been logged as a Lithology Code (Lith Code) at El Galeno and are either igneous breccias or pseudobreccias formed by hydrothermal alteration and veining.  The porphyry is notable for the lack of hydrothermal, phreatomagmatic or phreatic breccias which indicates that porphyry intrusion and mineralization occurred in a passive fashion.  Igneous contact breccias are common and are formed by porphyry with clasts or xenoliths of sandstone and quartzite wall rock at contacts.  Some logged breccias are pseudobreccias formed by intense quartz veining, or by locally intense sericite alteration in the wall rock of stockwork of pyrite veinlets.

Minor hydrothermal or fault breccias occur in quartzite due to brittle fracturing with an open matrix with quartz, clay and pyrite.

12.0                        EXPLORATION

Diamond drilling has been the primary exploration tool at El Galeno.  Surface geochemical sampling was important in identifying copper mineralization at El Galeno, but poor exposure in the base of the Rinconada valley and surface leaching effects limit its usefulness in detailed exploration.  Geophysics, primarily ground magnetics, has also been important in defining the extents of the mineralization.

NPC became involved in the project in April 2003; the terms of the agreement are described in Section 6.3.  NPC contracted AMEC to produce a technical report on the El Galeno project (Nicholson 2003), which used the historical mineral resources previously generated by North in 1998.

In the spring of 2005, NPC contracted Warren Pratt to produce a new geologic map of the property.  NPC began drilling the El Galeno deposit in the summer of 2005 and engaged Laboritorio Plenge, of Lima, Peru, to conduct initial metallurgical testing of the ore.  In the spring of 2006, while drilling continued on the deposit, Norwest was contracted by NPC to produce a resource estimate compliant with NI 43-101 (Davis & Sim April 2006).  This resource model was based on all historical drilling data plus the assay information available from a total of 48 holes completed by NPC to date.

By early 2006, NPC had sufficient data available to initiate a scoping-level study of the project, including preliminary capital and operating costs, and project economics.  A diverse study team was assembled to complete the scoping study, and in July 2006, a Preliminary Economic Assessment was completed by Samuel Engineering, Inc. (Hyyppa July 2006).  NPC had already commenced an expanded drilling program in order to ensure prefeasibility-level data and in July 2006 engaged the same study team to complete a prefeasibility study of the project.

NPC stopped drilling at El Galeno in June 2006, having completed a total of 91 holes on the deposit, and engaged Stewart Redwood to review the geologic environment on the El Galeno property.  In September 2006, Norwest Corp. produced a follow-up Technical Report compliant with NI 43-101 (Davis & Sim September 2006).

The exploration potential of the El Galeno Property can be subdivided into polymetallic and copper targets.

12.1        POLYMETALLIC MINERALIZATION

The potential for polymetallic vein or carbonate replacement deposits exist in the periphery of the El Galeno porphyry system, in particular within the carbonate lithologies to the east of Hilorico.  The best example of this type of mineralization is present in hole HR-06-25, which intersected 22m grading 4.23% zinc, 9.1g/t silver, 0.15% lead and 0.7g/t gold from 108-130m down the hole.  Exploration drilling in 2007 will further target this style of mineralization.

12.2                        COPPER

Drilling to date has defined the approximate extents of the porphyry copper system at Galeno, but small extensions may be added by drilling to depth and on the deposit margins, particularly to the south.

A recent extension of one drill hole at Galeno has determined that the limestone that has been altered to form low-grade skarn approximately 980m below surface on the east side of the porphyry stock.  A second drill hole is being extended and the deep copper-gold skarn mineralization will be targeted by drilling in 2007.

Reconstruction of the enrichment and erosion history of El Galeno indicates that a majority of an extensive leach cap was eroded during the most recent glaciation as well as an unknown amount of the supergene copper zone.  The possibility exists that a leachable copper deposit of this eroded material is present in the moraine material on the property.

13.0        DRILLING

The distribution of drilling in the vicinity of the El Galeno property is summarized in Table 13.1 and shown in plan in Figure 13-1.

TABLE 13.1

EL GALENO PROPERTY DRILLING SUMMARY

Company	Year	# Holes	Total m	Comments
Newmont	1995	4	774.4	DDH-series holes (DD)
North	1997	30	6,524.5	RCD-series holes (RC)
North	1998	17	5,857.4	DDH-series holes (DD)
NPC	2005, 2006, 2007	92	34,167.3	GND-series holes (DD)
Total		143	47,323.5

A total of 141 drill holes that test the El Galeno deposit (45,098m) have been used to generate the block model referred to in this report.  Drill hole DDH-GN-47 was not used since it is considered too distant to have any effect on El Galeno deposit resources and has been excluded from all statistical analysis presented in this report.  Results from drilling conducted in the calendar year 2007 has also not been used in the prefeasibility study, as the prefeasibility study is based on the resource estimate dated September 22, 2006.

Drill holes have been primarily located along a series of 100 m spaced east-west grid lines with collars at 100 m to 150 m intervals on section.  Approximately 2/3 of the holes are vertical and 1/3 are inclined holes oriented primarily on the EW section planes and several holes have been drilled at somewhat random orientations as seen in Figure 13-1.  The spacing of drill holes is somewhat variable due to the combination of orientations but the majority of the resource has been tested with drill holes at an estimated average drill hole spacing of 140m.  Drill-hole collars have recently been resurveyed using a GPS which is accurate to 5cm.

Approximately 1/4 of the holes used in the resource estimate are rotary (“RC”) holes, the majority of which are located in the south and central portions of the deposit as shown in Figure 13-2.  Five rotary holes have been twinned with diamond core holes in order to compare the results obtained between the two methods.  The results of this comparison are summarized in Section 14.  The location of the twinned holes is shown in Figure 13-2.

All DD holes drilled by North are HQ-size core with exception of two holes (DDH-GN-36 and 45) which are PQ-size and twin previous RC holes.  All RC holes are 4 ¾” diameter.  All NPC holes drilled in 2005-06 are HQ-size core with the exception of holes GND-05-34 and GND-06-43 from which NQ was recovered from 133.65m to the end of the hole at 461.45m and 419.15m to the end of the hole at 479.55m respectively.  Core recovery was generally excellent with an overall average of 97.3%.  Only 5.4% of the sample intervals returned less than 90% recovery.  Recovery is calculated per drill run as core length recovered/core length drilled x 100.

All drill core, RC chips and sample pulp and coarse reject material are stored in a warehouse in Lima.  The core storage facility was visited by the author in June 2006 where several randomly selected holes were visually reviewed.  This facility is clean and well organized with all drill core accurately catalogued.

14.0                        SAMPLING METHOD

In general, samples collected from the reverse circulation RC and diamond drilling programs were over 2 m intervals.  All diamond drill core samples were cut by a core saw, along the length of the core.  One half of the core was collected in sample bags and shipped for analysis and the other was returned to the core box as a permanent record.  Selected core reviewed both at site and in the storage facility in Lima showed good core sampling technique and practice.

Sampling was conducted over 2 m sample lengths with exceptions made to avoid sampling across geological contacts and/or areas of no recovery, resulting in sample core lengths ranging between 0.1 m and 4.0 m.  Of the total length drilled, 89% was sampled over 2 m intervals.  Core recovery was generally excellent with just 5.4% of the total lengths drilled returning less than 90% of the total expected.  Recovery was calculated per drill run as core length recovered/core length drilled x 100).

Drill core was received in wooden core trays from the drill rigs and was then processed by Northern Peru Copper staff using the following procedure:

•                  Core washing to remove drill mud using water.

•                  Core photograph (digital), two core trays at a time in natural light to provide continual photo record of each hole.

•                  Geotechnical logging including: recovery; Rock Quality Designation (RQD); fracture frequency, thickness, orientation and fill; lithology; degree of breakage, hardness and weathering.  Density testing (water and air method) was conducted on whole core samples on 10 m intervals and uniaxial point-load testing was carried out on one sample per core tray (resultant test spacing ~3.5m).

•                  Core marking for cutting by geologist.

•                  Geological core logging including mineral content estimations.

•                  Core splitting using diamond core saw.

•                  Core sampling of half-drill core on intervals marked by geologist.  Drill core samples are bagged and numbered on site.

•                  Insertion of quality control samples into sample stream (standards and blanks).

In 1998, North twinned two reverse circulation holes RCD-GN-28 and RCD-GN-08, with two diamond holes, DDH-GN-45 and DDH-GN-46 respectively.  Holes DDH-GN-46 and RCD-GN-08 show reasonable agreement in the returned sample grades.  The grade distribution in diamond drill hole DDH-GN-45 is different than for the twinned reverse circulation hole RCD-GN-28.

NPC drilled three additional twins of reverse circulation holes as follows:

•                  GND-05-13 and RCD-GN-31;

•                  GND-05-12 and RCD-GN-30; and

•                  GND-05-55 and RCD-GN-33.

The location of the twinned holes is shown in Figure 13-2.  The grade distributions from the pairs are similar.

Results from additional core-reverse circulation twin holes suggest that the discrepancy between DDH-GN-45 and
RCD-GN-28 is a local aberration.

NPC developed an extensive set of guidelines for core handling, core sampling, and sample tagging and shipment.  The guidelines and procedures were reviewed by Norwest during the site visit in August 2005.  Sample practice adhered to the established procedures and was in accord with industry standard practice.

15.0                        SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1                        SITE VISIT

Robert Sim of Norwest Corporation visited the El Galeno site and NPC’s core storage facilities in Lima during June 12 – 15, 2006.  Drilling at El Galeno was completed at this time. Mr. Sim reviewed the geology of the deposit and the overall drilling program conducted on the El Galeno deposit.  Mr. Bruce Davis of Norwest Corporation visited the Acme laboratories sample preparation laboratory on August 22, 2005, and the El Galeno site on August 23, 2005, to observe procedures being used for sampling core, preparation of samples for shipment, the insertion of quality control samples into the assay stream, chain of custody and sample preparation.

Samples were prepared by:

Acme Analytical Laboratories Peru S.A.
Calle Martin De Murua No. 150
San Miguel
Lima, Peru

Primary sample assaying was performed by:

Acme Analytical Laboratories, Ltd.
852 Easting Hastings Street
Vancouver, British Columbia
Canada

Both Acme and ALS are 9001:2000 certified.

Sample Preparation

Samples arrive by truck at a gated compound at the Acme preparation facility in Lima in sealed bags.  A member of the police force travels with the samples from the site to the lab in Lima.  No breach in the chain of custody has ever been noted, either by the security traveling with the samples or at the lab in Lima.

The sample preparation protocol is as follows:

Samples are dried on aluminium trays lined with paper for twelve hours with the sample held at 90 degrees C for at least six hours.

The entire sample is crushed to 80% passing 10 mesh.  The crusher is cleaned with high-pressure air after every sample.  After every 20 samples a coarse blank is passed through the crusher.

The approximately 8Kg. of sample is then run through a Jones or riffle splitter to obtain 250g. Rejects are returned to the original sample bag.

The 250g sample is pulverized in a ring-and-puck pulverizer to 95% passing 150 mesh.  The particle size of the samples is checked by screening every 10 samples.  The pulverizer is cleaned after every sample with high-pressure air.  A blank is passed through the pulverizer after every 20 samples.

The 250g sample is then split to 100g for assay by fractional shovelling across an elongate pile with a spatula.  The plastic and spatula used for the shovelling process are replaced after every 10 samples.  The assay sample is placed in a paper bag with the sample number written on the outside and the sample tag placed in the bag.

The bag is shipped for assay to Acme’s facility in Vancouver, British Columbia, Canada. The sample preparation facility appears to be clean and well organized.

Core sampling

Core was placed in core boxes by the drill crew and systematically logged by the geology staff at the core shed almost as soon as it was available.  The sampling staff photographed the core and marked with a line draw down the centre by the geologist every 2 m for sampling.  Core was cut along the line with a rock saw, and alternating halves are selected for assay as indicated by the geologist with lines on the core.  No particular scrutiny that might bias the results is applied to the alternating halves selected.  The core inventory system is scrupulously maintained. After sawing the sample is bagged.  A lab-generated sample ticket is inserted with the sample, and a second ticket is stapled into the throat of the bag.  Nylon cable ties are used to seal the bags.  The bags are then taken from the sawing area to the core shed where it is drier to write the sample number on the bag.  The bags are then weighed and up five sample bags are sealed in a larger rip-stop-mesh sack.  The sacks are sealed with a larger cable tie labelled SECURED and having a number. Samples are shipped when all samples from one hole are complete.

QC sample insertion

The sampling staff inserted standards as specified in the quality sample handling procedure memo.  There was every indication that the procedure was being strictly followed and QC sample coverage was adequate for the drilling.

Blank material was inserted at the rate of one in every forty to forty-five samples.  The blank material was originally derived from a small limestone quarry on the property, near the Milpo Lake (Milpo limestone). It was subsequently replaced with silica sand.

Chain of Custody

The chain of custody has been outlined in the sections above.  It appears that any tampering with individual bags or the ties would be immediately evident when the samples arrived at the lab. Any tampering with the larger bags would be apparent on arrival at the lab.  Documentation was provided so that it would be difficult for a mix up in the samples to occur either during shipment or at the lab.

All procedures were being carefully attended and met or exceeded industry standards for collection, handling, and transport of drill core samples.

15.2                        CONTROL SAMPLE PERFORMANCE

Standard Reference Material (SRM) Performance

NPC purchased standard reference material for the project. The copper/gold standard reference material was purchased from Ore Research and Exploration PTY LTD, Australia. The three certified standards are named 51P, 52P, and 53P. A copper/molybdenum standard reference (HV-2) material was purchased from CANMET. The performance of standard reference material (SRM or standards) is evaluated using the criterion that ninety percent of the results must fall within ±10% of the accepted value for the assay process to be in control.  Results are presented using statistical process control charts (control charts for short).  In the chart the accepted or average value appears as a black horizontal line. Control limits at ±10% of the accepted value appear as red lines above and below the line showing the accepted value.  The values of assay results for the standard appear on the chart as green triangles.

Results were evaluated using statistical process control charts (control charts for short). Control limits at ±10% of the accepted value were designated as part of the evaluation.

Results fall outside control limits more frequently than ten percent for the 52P standard. Batches were resubmitted (including another SRM sample) when the standard returned an out of control value.  All resubmissions returned SRM results within control limits.  The other two gold standards have an acceptable rate for values falling outside control limits.  There is no indication of systematic assaying problems in the gold values.

Only two values have fallen outside control limits for copper SRM.  The average copper values from the SRM have been slightly lower than the certified values.  The discrepancy is not considered serious.

Sample Blank Performance

Originally, Milpo limestone was used as material thought to have below detection limit values of copper and gold.  The chart below shows that occasional above control threshold values of copper appeared in what was supposed to be blank material.  Checking indicated the problem was indeed due to the material chosen and was not sample contamination.  After the review the blank material was changed to silica sand used in swimming pool filters.  No out of control results were observed subsequent to the switch at approximately sample 85.

After the switch from Milpo limestone, a few gold assays exceeded the control threshold.  These batches were resubmitted for assay with another blank sample.  All results were acceptably close (within ten percent) to the original, and the blank in the resubmission always fell below the control limit.  There was no indication of contamination in any of the assay batches.

Coarse Duplicate Sample Performance

Duplicate samples of coarse reject material are assayed to check the sample preparation protocol. If the protocol is adequate, ninety percent of the duplicate pairs of assays should fall within ±30% of each other.  The copper reject duplicate control charts indicate the criterion is met.

The gold coarse reject differences have less than ninety percent falling within thirty percent of each other; however, this is due to the low gold values of the selected samples and assay detection limit effects rather than a problem with the sample preparation protocol.

Pulp Duplicate Sample Performance

Duplicate samples of pulp (or the final sample product) material are assayed to check assay precision at ALS-Chemex.  If the assay process is in control, ninety percent of the pairs should be within ±10% of each other.  The copper duplicate pairs meet the criterion.  Gold and molybdenum checks are unbiased or nearly unbiased, but the checks to do not meet the precision criterion given above.  Again, this appears to be a consequence of the variability in assaying relatively low values rather than an actual problem with the assay process at either lab.

Conclusions

Results from SRM and pulp duplicates indicate the copper assay process is under sufficient control to produce reliable sample assay data for resource estimation.  Blank results indicate no contamination in the assay process, and the coarse rejects indicate the sample preparation protocol is adequate to produce the necessary reliability for sample results. Gold and molybdenum assays are sufficient to produce reliable estimates of average grades over material of interest based on copper content.

The El Galeno project sampling and assaying program is producing sample information that exceeds industry standards for copper accuracy and reliability.  The assay results are sufficient for use in resource estimation.

16.0                        DATA VERIFICATION

A review of the database was conducted in order to verify the integrity of the contained data.  Of the 141 holes located in the immediate vicinity of the El Galeno deposit, seven holes were randomly selected for manual verification of density, geology codes and assay values.  Geology data was traced back to the original drill logs and the assay data was compared to the original assay certificates.

There were no errors found in this review other than the silver analysis for one hole were not present in the database.  Upon review of the complete database, three recent NPC holes (GND-06-77, 78, 79) do not have silver values.

17.0        ADJACENT PROPERTIES

This report does not provide any information on adjacent properties.

18.0        MINERAL PROCESSING AND METALLURGICAL TESTING

Samuel Engineering, Inc., (SE) of Greenwood Village, Colorado, was retained by NPC to manage metallurgical testwork, provide prefeasibility-level engineering and design for the process facilities, and calculate prefeasibility-level capital and operating cost estimates for the process operation.

The optimum throughput for the process plant was determined to be 90,000 tonnes per day in the El Galeno Project Scoping Study issued in July 2006.  Processing of the ore will be by conventional crushing, SABC grinding, flotation and dewatering to produce a 32.0% copper concentrate at a rate of 748,300 tonnes per year in Year 1.  Average LOM production will be 33.0% copper concentrate at a rate of 437,500 tonnes per year.  The concentrate will be delivered by truck to a port facility. Molybdenum concentrate, as a by-product, will be dewatered, dried and packaged onsite for shipment to market via the port facility.

18.1                        REVIEW OF METALLURGICAL TEST WORK

Summary

The scope of the metallurgical testing program for the El Galeno Project Prefeasibility Study was to determine the flotation response of Galeno ore samples from the recent drilling campaign and provide data for design of the grinding and flotation circuits.

The El Galeno Project Scoping Study testwork (Lumina Copper S. A. C., Northern Peru Copper, “El Galeno Metallurgical Investigation No. 6039-6043,” April 2006) indicated the flotation response on the samples tested is typical of copper sulfide ore deposits for the recovery of copper, molybdenum, gold and silver.  The objective of the prefeasibility study testwork was to confirm and advance the previous testing and explore the possibility of economic recovery of molybdenum as a by-product.

The resource is approximately circular in shape with a diameter of approximately 1600 meters.  A plan map was used to outline the resource included in the mine plan.  The pit was divided into four quadrants of approximately equal dimension and drill holes were selected such that each quadrant included six drill holes.  Cross-sections of each drill hole were used to separate the ore zones into one of four categories: secondary copper mineralization in dacite rock; secondary copper mineralization in sandstone rock; primary copper mineralization in dacite rock; and primary copper mineralization in sandstone rock.  Additionally, the higher grade section of ore near the center of the deposit was outlined and six drill holes were scattered over this area.  These core samples were not separated into mineralization/rock type.  Since this material is representative of the first three years production, no other identification was made.  All of the samples are believed to be representative of the resource included in this study.

For the prefeasibility study, split-core (1/4 core) samples were composited into SS-SST (secondary sandstone), PR-SST (primary sandstone), SS-DAC (secondary dacite), PR-DAC (primary dacite), and PIT (three-year starter pit) rock types at Process Research Associates Ltd. (PRA) in Richmond, British Columbia, for flotation development testwork (ref Sec 19.2 and Table 19.21 for a discussion of the rock types).  A shipment of assay reject pulp samples was also received at PRA for pilot plant testwork.  A separate shipment of SST and DAC core was sent to Hazen Research Inc. in Golden, Colorado, (acting as a subcontractor to PRA) for grinding testwork.

Later in the program it was found that the dacite composites were not representative of the rock types.  New samples for compositing were shipped to PRA for repeat testwork.

Copper/molybdenum (Cu/Mo) separation tests were performed on bulk concentrate generated from pilot plant runs.  Upgrading of the molybdenum concentrate was not as successful as anticipated due to dilution in the form of graphite from an unknown (non-ore) source. But, molybdenum recoveries were good and a saleable molybdenum concentrate of 50% Mo is expected.

Analytical work was performed by PRA associate International Plasma Labs Ltd. (iPL) located in the PRA Richmond facility.

The metallurgical testing for the prefeasibility study is reported in Process Research Associates Ltd. “Prefeasibility Testing on Porphyry Copper-Molybdenum-Gold-Silver Containing Samples from El Galeno Project in Peru,” December 2006.  Grinding simulation results are reported in Contract Support Services, 2006, Final Report to Project Research Associates, Ltd. and Samuel Engineering – Results of El Galeno Prefeasibility Simulation Study, October 6, 2006, and Contract Support Services, 2006, ADDENDEM, Final Report to Project Research Associates, Ltd. and Samuel Engineering – Results of El Galeno Prefeasibility Simulation Study, December 11, 2006

Grinding

Bond BMI, RMI and AI indices were determined along with JKTech SMC breakage and abrasion parameters for the SST and DAC samples at Hazen Research.

Flotation

Baseline Variability

The primary response for the five main composites was tested using a typical copper sulfide reagent suite at three different primary grind sizes.  Increased copper and molybedeum recovery with decreased primary grind size and extended flotation time were observed.

Rougher Optimization

A master composite consisting of equal weights of the five primary composites was blended.  Rougher optimization tests on this composite resulted in improved copper and molybdenum recovery with decreasing particle size down to a 130-µm primary grind while selectivity over pyrite was maintained.  This grind size was selected for the remainder of the testwork.

Bulk rougher molybedeum recovery increased with flotation retention time, but a separate scavenger circuit was not required.

Cleaner Scoping Tests

Reagents, regrinding and evaluation of the effect of increased mass pull from the roughers were evaluated to determine the best combination for subsequent tests. Regrinding to 21 µm improved selectivity.  Three stages of cleaning were adequate to upgrade the bulk concentrate to a saleable product.

Cleaner Optimization Tests

Further cleaner tests focused on optimizing recovery at a saleable concentrate grade.  The combination of longer rougher flotation retention time and a reduced reagent dosage resulted in improved gangue and pyrite rejection that benefited subsequent cleaner flotation stages.  Regrinding and cleaning at a high pH allowed selectivity with standard reagents without additional depressants.

Locked-Cycle Tests

A locked-cycle definition test was performed on the master composite confirming the stabilization of copper recovery and grade achieved in the cleaner optimization work.  Locked-cycle tests were then performed on the five main composites.  Repeat tests on the dacite ores were completed after receipt of the new samples.  Six cycles were completed and the results with and without recycle were reported.  The recycle is the circulating load of material with intermediate metal values that will stabilize during steady-state plant operation.  The results without recycle (Table 18.1) were used in the prefeasibility plant design and concentrate production schedule, and these are considered the upside if the number of cycles could be run to convergence.  Convergence is the point at which the grade and distribution of metals in the concentrates and tailings are consistent with the previous cycle.

Third Cleaner Flotation Product

		Concentrate Grades				Recoveries
		(g/t)		(%)		(%)
Test	Rock Type	Au	Ag	Cu	Mo	Au	Ag	Cu	Mo
F53LC	SS-SST	3.08	156	31.3	1.17	69.0	81.9	89.1	81.5
F54LC	PR-SST	4.68	137	33.3	0.88	70.9	78.0	89.4	72.0
F55LC	PIT	4.91	117	31.8	0.37	71.1	84.3	90.5	69.1
F61LC	PR-DAC	8.14	120	32.9	0.82	60.0	66.8	92.6	76.9
F62LC	SS-DAC	2.68	103	34.6	0.79	56.4	63.5	87.7	82.7

Table 18.1 Third Cleaner Flotation Product

Pilot Plant Tests

Bulk copper/molybdenum concentrate campaigns were run on the two secondary rock types and a blend of the primary rock types to generate bulk concentrate for cleaning.

Rougher

The rougher flotation parameters were based on conditions from the final locked-cycle tests.

Batch Cleaning

The rougher concentrates were reground before cleaning.  PPF2 and PPF3 rougher concentrates were washed with fresh water and cleaned at a higher pH, which improved pyrite rejection and consequently the grade.  The bulk cleaner concentrates produced (Table 18.2) were used for Cu/Mo separation tests.

Bulk Concentrate

		Grades (%)			Recoveries (%)
Test	Rock Type	Cu	Mo	Fe	Mo	Fe	Cu
PPF1	SS-SST	7.8	0.513	27.1	84.9	89.4	43.4
PPF2	SS-DAC	31.7	1.169	26.9	75.5	51.1	16.4
PPF3	PR-SST + PR-DAC	34.6	1.540	25.8	80.0	80.3	12.4

Table 18.2 Bulk Concentrate

Cu/Mo Separation Tests
Exploration

Scoping tests were performed on filtered and washed PPF1 bulk concentrate.  The molybdenum grade in the third cleaner concentrate was low, but the copper and iron was successfully depressed.  The focus for subsequent tests was upgrading the concentrate molybdenum content.

Development

Further development was performed in PPF2 including regrind of the fourth cleaner concentrate.  The concentrate molybdenum grade remained relatively low and analysis of the concentrate indicated over 60% carbon, likely from a non-ore source.

Confirmation

Eight cleaner stages were included in the separation performed on PPF3 without regrinding.  The concentrate was diluted with carbon but not to the extent of the PPF2 product.

Results

Molybdenum concentrate grades up to 37% Mo and recoveries from the bulk concentrate over 70% were achieved.  Efforts to understand the dilution in the molybdenum concentrate are discussed below under Diagnostic Tests.  Due to the limited number of separation tests performed, and the reasonable expectation that the concentrate can be upgraded with further testwork, a molybdenum concentrate grade of 50% Mo was used in the concentrate production schedule.  The copper content of the molybdenum concentrate averaged about 0.5%.

Diagnostic Tests

In order to gain a better understanding of the dilution in the molybdenum concentrate, additional tests were performed on reground PPF1 bulk concentrate without additional collector.  This test was inconclusive in that an improvement in contained molybdenum in the concentrate was not observed.

Analytical tests were performed to confirm the initial Loss On Ignition (LOI) values indicating a high percentage of carbon.  Carbon was verified to be the main concentrate diluent.

The molybdenum grade in the Cu/Mo separation test concentrates was below 40% Mo due to high carbon content in the form of graphite.  The source of graphite cannot be traced to the orebody.  Graphite has not been identified in core samples by project geologists, or in the mineralogical examinations of the composite head samples.  Contamination of the molybdenum concentrate is suspect because graphitic material was processed in the pilot plant prior to the El Galeno Project testwork.  Excluding carbon from the concentrate analyses resulted in significant upgrade of the products.

Insufficient assay reject pulp sample quantity did not allow for duplicate testwork to eliminate contamination as the source of graphite.  It is reasonable to expect the grade of Mo in the molybdenum concentrate could reach 50% without carbon contamination.  Confirmation of the achievable molybdenum concentrate grade should be a priority in the feasibility stage of flotation testwork.

A recommendation in the metallurgical test report to convert MoS2 to MoO3 on site to address graphite dilution is premature until further testwork at the feasibility stage is completed.  Additional testwork would quantify the potential for improved Mo grade in the molybdenum concentrate through conventional flotation.

Mineralogy

Mineralogical examinations of the individual head samples, bulk concentrate products and tailings were performed.

Copper Concentrate Characteristics

Settling, filtration and viscosity tests were performed on the copper concentrate generated from the Cu/Mo separation tests.  All values are typical of concentrates generated from a sulfide orebody.  The amount of arsenic in the copper concentrate is above the limit to avoid penalties and is reflected in the treatment charge.  Further arsenic characterization as part of the feasibility study could provide an opportunity to lower arsenic penalty charges over the LOM.  In addition, an ore blending strategy should be evaluated.

18.2                        CONCENTRATE ASSAYS

PRA reported a complete analysis for bulk concentrate produced in the two pilot plant runs.  This data is presented in Figure 18-1 in Section 26.

Calculated concentrate assays based on application of the locked-cycle test results from the five composites to the LOM mine production schedule are presented in Table 18.3 in Sec 18.4 below.

18.3                        OPTIMUM PRODUCTION RATE

A plant capacity of 90,000 tpd was determined in the scoping study as the production rate that would minimize the sum of unitized capital cost for equipment plus operating costs, for the LOM.  Confirmation of the optimum plant capacity should be revisited at the beginning of the feasibility study.

18.4                        PROCESS DESCRIPTION

Process design criteria and a simplified process flowsheet are provided in Figures 18-2 and 18-3, respectively, in Section 26.

The estimated annual copper concentrate production rate is shown in Table 18.3 below:

Table 18.3

Copper Concentrate Production

			Tonnes		Tonnes	g/t		g/t
Year	Tonnes	% Cu	Cu	% Mo	Mo	Au	Oz Au	Ag	Oz Ag

1	748,290	32.00	239,438	0.14	1,066	4.55	109,485	107.9	2,596,600
2	666,329	32.04	213,505	0.17	1,150	5.79	124,008	125.6	2,689,793
3	714,685	32.04	228,993	0.17	1,229	4.77	109,656	107.2	2,462,636
4	564,194	33.07	186,557	0.22	1,260	4.97	90,242	101.1	1,833,207
5	432,306	32.65	141,135	0.18	797	6.34	88,167	131.1	1,822,111
6	456,952	33.03	150,924	0.23	1,054	6.57	96,458	118.7	1,743,616
7	471,458	33.41	157,517	0.25	1,163	6.92	104,968	121.2	1,837,460
8	461,644	33.37	154,060	0.22	1,029	6.85	101,722	128.9	1,913,424
9	403,413	33.17	133,803	0.19	762	6.62	85,887	139.3	1,807,023
10	363,075	32.98	119,747	0.19	705	7.17	83,752	134.4	1,568,571
11	348,542	33.18	115,662	0.23	813	7.63	85,506	136.8	1,532,985
12	350,962	33.20	116,531	0.25	872	6.87	77,499	169.3	1,910,326
13	379,200	33.33	126,396	0.30	1,122	6.15	74,948	150.3	1,832,051
14	395,966	33.44	132,429	0.24	950	5.81	74,025	156.2	1,989,150
15	377,196	33.48	126,280	0.23	852	5.87	71,215	169.6	2,056,732
16	313,777	33.70	105,733	0.27	863	7.50	75,633	196.3	1,980,042
17	335,825	33.61	112,883	0.27	890	5.85	63,174	211.6	2,285,147
18	315,126	33.66	106,065	0.28	885	4.82	48,819	229.6	2,325,790
19	335,267	33.54	112,448	0.31	1,045	5.36	57,796	153.1	1,650,687
20	353,318	33.61	118,745	0.28	981	3.69	41,907	216.5	2,459,770
21	136,768	33.60	45,952	0.30	416	3.31	14,545	214.4	942,984

Total	8,924,294	33.00	2,944,802	0.22	19,904	5.85	1,679,412	143.7	41,240,104

Average (per year)			144,353				82,324		2,021,574

The estimated annual molybdenum concentrate production rate is shown in Table 18.4 below:

Table 18.4

Moly Concentrate Production

			Tonnes		Tonnes
Year	Tonnes	% Cu	Cu	% Mo	Mo

1	4,974	0.50	24.87	50.00	2,487
2	5,365	0.50	26.82	50.00	2,682
3	5,736	0.50	28.68	50.00	2,868
4	5,880	0.50	29.40	50.00	2,940
5	3,720	0.50	18.60	50.00	1,860
6	4,920	0.50	24.60	50.00	2,460
7	5,428	0.50	27.14	50.00	2,714
8	4,802	0.50	24.01	50.00	2,401
9	3,558	0.50	17.79	50.00	1,779
10	3,292	0.50	16.46	50.00	1,646
11	3,793	0.50	18.97	50.00	1,897
12	4,068	0.50	20.34	50.00	2,034
13	5,234	0.50	26.17	50.00	2,617
14	4,432	0.50	22.16	50.00	2,216
15	3,974	0.50	19.87	50.00	1,987
16	4,026	0.50	20.13	50.00	2,013
17	4,154	0.50	20.77	50.00	2,077
18	4,132	0.50	20.66	50.00	2,066
19	4,877	0.50	24.39	50.00	2,439
20	4,579	0.50	22.89	50.00	2,289
21	1,942	0.50	9.71	50.00	971

Total	92,887	0.50	464.43	50.00	46,443

Average (per year)					2,277

The processing plant design for the El Galeno Project is a typical copper/molybdenum (Cu/Mo) sulfide concentrator including gyratory crushing, SABC comminution, bulk Cu/Mo flotation, Cu/Mo separation, and filtration of concentrates for shipment via trucks to the port for loading on ocean vessels.  The plant is designed to process 90,000 dmtpd of ore for the 20.4-year life-of-mine project.  These plants are in operation throughout the world including South America.

Ore will be delivered from the mine by haul truck and dumped directly into the primary gyratory crusher.  Crusher discharge will be conveyed to the crushed ore stockpile.

Ore will be reclaimed from the crushed ore stockpile with belt feeders onto two SAG mill feed conveyors, each feeding one of the grinding lines.  Each SABC grinding line will consist of a SAG mill and two ball mills with cyclone classification to produce the required particle size for bulk Cu/Mo rougher flotation feed.  Two cone crushers in a separate building will crush recycle from the SAG mills.

Conventional forced-air tank cells will be used for bulk Cu/Mo rougher flotation. The cells will be arranged in four rows to provide the capability to continue plant operation if maintenance is performed on equipment in one row.  Tower mills will be used in the bulk concentrate regrind circuit.  Two stages of column cells will be used for bulk Cu/Mo cleaner flotation.  Bulk Cu/Mo cleaner/scavenger flotation will consist of two rows of conventional forced-air cells.  All concentrate thickeners will be conventional units fabricated from steel and equipped with rakes and rake-lifting mechanisms.

The molybdenum recovery plant will be typical industry design with enclosed conventional rougher cells and three stages of column cleaner cells. A tower mill will be included for regrind of the first cleaner concentrate.  Molybdenum concentrate will be thickened, filtered and dried for shipment in super sacks.

Copper concentrate will be thickened and filtered in pressure belt units.  Filter cake will be stored on site in a covered stockpile and reclaimed by front-end loader into trucks for over-the-road transport to the port facility.

The LOM metallurgical recoveries for copper, molybdenum, gold and silver are expected to be 89.6%, 52.9%, 67.0%, and 77.3% respectively.  The improved metallurgical response of the ore tested during the prefeasibility stage testwork indicated a 23% increase in by-product gold production and a 16% increase in silver production compared with the results from the scoping study testwork.

Reagent facilities will be provided for receiving, mixing and storing all reagents required in bulk Cu/Mo and molybdenum flotation, and concentrate and tailings thickening.  A lime plant will be included for receipt of burnt pebble lime and slaking to produce milk-of-lime.

Two high-rate tailings thickeners will be provided to thicken concentrator tailings before disposal in the tailings impoundment.  Thickener overflow will be recycled to the process water pond.

Initial slurry flow to the tailings dam will be by gravity in a concrete launder.  Pumping will be required starting in year two, at which time pipelines will be installed.

Impounded tailings will be contained by a dam constructed of mine waste and locally quarried material with staged lifts throughput the mine life.  Water will be reclaimed by barge-mounted pumps for reuse in the process.

18.5                        PLANT SITE LOCATION

Selection of the location of process plant and ancillary facilities will be based on the following criteria:

1.                                       Preference for gravity handling of tailings between the process plant and impoundment area.

2.                                       Potential environmental and social impacts.

3.                                       Proximity to the mine to minimize ore transportation cost.

4.                                       Favorable topography allowing gravity flow within and between process facilities and to minimize mass earthworks.

5.                                       Proximity to reclaim water from tailings.

6.                                       Preference of fresh water sources.

7.                                       Plant elevation above sea level.

Preference for gravity handling of tailings to the impoundment area was given primary consideration in locating the concentrator plant due to the high cost of operating a pumped system and potential environmental impact of a pressurized line.  This dictated that the plant be at a higher elevation than the ultimate impoundment elevation, conflicting with a desire to minimize the impact of noise, night time light emission and visibility relative to nearby residents, and to locate the plant at as low an elevation as possible for worker comfort and equipment derating reasons.  The compromise among these requirements put the plant at an elevation where tailings will be gravity fed for only the first few years of operation.  Figure 18-4 in Section 26 shows several possible plant and tailings impoundment locations.  Final plant site and tailings impoundment locations will be determined during the feasibility study.

Next in importance is minimizing ore transportation distance from the mine to the process plant. The primary crusher will be located as close to the mine as possible to minimize truck haulage distance, dictating the conveying of crushed ore to the concentrator via two flights, each approximately one km long.

In order to allow gravity flow within and between process facilities, and to minimize mass earthworks at the process plant, a 50-m drop in elevation from the base of the crushed ore stockpile to the tailings thickeners is desirable.  The topography at the preferred plant location used for costing of the prefeasibility study allows for this requirement.  Final plant site location will be determined during the feasibility study.

The fresh water source is approximately 14 km from the plant site.  Reclaim water will be pumped from a floating barge within the impoundment area.

The ancillary facilities are located in relation to the main facilities for convenience, e.g. the truck shop adjacent to the pit and the primary crusher, or for isolation, e.g. permanent camp far enough away to minimize plant noise impact.

Costs, risks and potential problems relating to the plant site has been previously discussed in section 6.5.

18.6                        CONCENTRATE TRANSPORTATION

The copper concentrate will be transported from the plant site to a port facility by truck.  A concentrate storage and ship loading facility will be constructed at the port of Salaverry, Peru, which is approximately 360 km from the plant site.

18.7                        TAILINGS

Vector Engineering was retained by NPC to conduct geotechnical and hydrogeological investigations of the project area, determine optimum locations for potential tailings impoundments, and provide prefeasibility-level design for a tailings impoundment.  The prefeasibility mine plan estimates the mine life at approximately 20.4 years at an average daily production rate of 90,000 tpd.  During the concentration process, that portion of ore not reporting to concentrate will be discharged as a waste slurry into a tailings impoundment.  The ultimate amount of tailings (as dry solids) to be disposed of in a containment facility will be 652 M tonnes.

For this project tailings will be discharged into the impoundment as slurry, a mixture of pulverized rock and water, which contains 55 percent solids.  In addition, this facility will also be used for fresh water storage for mining operations during the year, with a capacity of approximately 8.5 million cubic meters of fresh water plus three meters of free board.  The tailings facility has been designed to contain the precipitation and runoff from the surrounding hills for the 100-year, 24-hour storm event.  The facility contains an emergency spillway to allow the possible maximum flood (PMF) to pass safely without compromising the dam.

18.8                        TAILINGS ACID GENERATION POTENTIAL

Static ABA testing was performed on a sample of pilot-plant tailings by PRA.  The total acid-generating potential for the material was 7.8 tonnes CaCO3/1000 tonnes sample.  The net neutralizing potential was -2.8 tonnes CaCO3/1000 tonnes sample.  Based only on this ABA test result, it would appear that the tailings may have the potential to generate acid.

Note that ABA testing on six tailings samples in the scoping study testwork resulted in a positive neutralizing potential that would indicate the tailings are unlikely to generate acid.  This issue should be further investigated in the feasibility-level metallurgical testwork.

18.9                        TAILINGS FACILITY SITING

Based on the project’s storage requirements, the tailings impoundment will be located in the Hierba Buena Valley, located west and northwest of the open pit.  Vector Engineering investigated a number of potential tailings impoundment locations in the vicinity of the El Galeno site during the scoping and prefeasibility studies.  Six primary candidates were identified; however, most of these were eliminated after evaluating factors such as available storage capacity, geotechnical and hydrogeologic conditions (karst conditions, etc.), impact on current land use, impact on current local water supplies, other social impacts, and anticipated cost of construction.

The Hierba Buena Valley was found to have the most satisfactory storage capacity, the best ground conditions, the least impacts on the local inhabitants, and the best overall cost of construction.  The ultimate elevation of tailings in the Hierba Buena Valley will be approximately 3880 meters (masl).  Tailings will be contained in the valley by one main dam and two small dikes.

Vector Engineering conducted prefeasibility-level investigations of the Hierba Buena site, including:

•                  Complete site reconnaissance

•                  Geotechnical drilling and test pits

•                  Packer testing and hydrogeologic testing

•                  Laboratory analysis of all samples

•                  Identification of available materials for construction

•                  Evaluation of surface water flows

Together with WLR Consulting and MTB, Vector contributed to a tradeoff analysis of the cost impacts of using mine waste rock for construction of the main tailings dam.  It was determined that the use of waste rock would be feasible, cost effective, and would result in an overall beneficial use of the material (as opposed to just depositing the material in waste rock storage facilities).

Costs, risks and potential problems relating to the tailings site has been previously discussed in section 6.5.

18.10                 TAILINGS DAM DESIGN

The tailings impoundment will be located in a valley that is broad at the top of the basin and narrows down at the proposed dam location.  In addition, the facility will be used for fresh water storage for mining operations during the year, with a capacity of approximately 9.0 M cubic meters of fresh water plus four meters of freeboard to anticipate for storm runoff.

The facility will contain a concrete emergency spillway to allow extreme events to pass safely without compromising the dam.  The tailings pipeline will discharge along the tailings dam to develop a beach so that free-standing water will be pushed away from the dam to provide an additional factor of dam safety.  Reclaimed water will be pumped from the back of the impoundment with a floating barge-mounted pump.  The tailings dam will be a classic rock dam with an upstream clay-geomembrane dam facing.  Between the rock fill and clay facing will be a series of filters to prevent clay migration if a breach develops in the geomembrane liner system.

19.0                        MINERAL RESOURCES AND MINERAL RESERVES ESTIMATES

19.1                        INTRODUCTION

A Technical Report outlining the development of the resource model and subsequent mineral resource estimate for the El Galeno deposit was produced by Robert Sim P.Geo, an associate of Norwest Corporation and was reviewed by Geoff Jordan P.Geol of Norwest Corporation.  William Rose P.E., principal of WLR Consulting, contributed analysis of mineable reserves, design of the open pit, and the mine production schedule.  The mineral resource estimation information listed in this report has been derived from the document titled Technical Report El Galeno Copper-Gold Property, September 22, 2006.

Estimations are made from 3-dimensional block models based on geostatistical applications using commercial mine planning software (MineSight®).  The project limits area based in the UTM coordinate system using a nominal block size of 20x20x15mV.  Information in this report is often presented using a series of vertical EW cross sections as shown in Figure 19-1.  Grade (assay) and geologic information is derived from work conducted by Newmont, North and Northern Peru Copper dating back to 1995.

The resource estimate has been generated from drill hole sample assay results and the interpretation of a geologic model which relates to the spatial distribution of copper, gold, silver and molybdenum.  Individual domains, reflecting distinct zones or types of mineralization, have been outlined and individual interpolation characteristics have been defined based on the geology, drill hole spacing and geostatistical analysis of the data.  The resources have been classified by their proximity to the sample locations and are reported, as required by NI 43-101, according to the CIM standards on Mineral Resources and Reserves.

19.2                        GEOLOGIC MODEL, DOMAINS AND CODING

19.2.1              Geologic Model

The El Galeno deposit is categorized as a Copper-Gold-Silver-Molybdenum bearing porphyry occurring within Cretaceous sedimentary rocks (limestone, siltstone and quartzite) which have been intruded by porphyritic rocks of dacitic composition.  Deeper hypogene mineralization, comprised of pyrite and chalcopyrite, tends to occur near the boundaries of the main porphyry intrusive.  The primary mineralization tends to grade into an overlying zone of enrichment in which secondary copper minerals, chalcocite and covellite, are present.  There is evidence of a near-surface leach cap and an oxide zone but these are both relatively minor and somewhat poorly developed.

The intrusive porphyry is relatively complex in nature and some degree of generalization has been made with respect to the geologic interpretation.  As a result, some thin dykes (generally only several metres in thickness) which emanate from the main intrusive body have been omitted from the 3-dimensional wireframe model.  This is not considered significant with respect to the resource estimation of the deposit.

The porphyry appears to be comprised of multiple phases of intrusion.  Three phases (PD1-3) are pre-mineralization and are relatively similar in nature and metal distribution.  Two other phases (PD3.5 and PD4) are located in the centre of the intrusive complex and are not mineralized due to either thermal conditions during emplacement or these represent post-mineralization intrusive phases.  The intrusive bodies without mineralization occur in only several drill holes but, due to their distinct nature, they have been interpreted as a separate geologic domain for evaluation purposes.

During logging, site geologists noted that there are local indications that the intensity of secondary copper mineralization may be related to the porosity characteristics of the sandstone and quartzite beds of the Santa formation.  In an attempt to capture this feature in the model, several of the more prominent quartzite beds of the Santa formation have been interpreted and subsequent 3-dimensional wireframe solids have been generated.

Ultimately, the lithology model comprises six distinct domains, described as follows: the original stratigraphy occurs as a gently rolling anticlinal structure comprised of the Santa formation which is overlain by the Farrat (quartzite, siltstone) and underlain by the Chimu (quartzites).  The Santa has been subdivided into two domains with three of the thicker quartzite beds segregated from the siltstone material.  Primarily the Santa and to a lesser extent the Chimu and Farrat, is intruded by the dacitic porphyry.  The centre portion of the intrusive porphyry is defined as a separate, post mineral, domain.  Note: The “Santa” formation referred to in this section actually comprises the Santa and Carhuaz formations.

A series of isometric views of the lithologic model clipped to the surface topography are presented in Figure 19-2.

Observations during drill core logging identify mineral zonation (minzone) types including Leached, Partial Leached, Partial Enrichment (mixed supergene and hypogene), Enriched (Supergene) and Primary (Hypogene).  The Partial Leach zone represents near surface material which is oxidized and may have undergone some degree of leaching.  A review of the Partial Enrichment zone shows a somewhat irregular distribution possibly related to the lack of a clear definition of this material.  As a result, the Partial Enrichment and Enriched material have been combined into a “Supergene” zone which represents the presence of secondary enrichment copper minerals such as chalcocite or covellite.

The distribution of the Minzone domains is shown in Figure 19-3.  The Leach zone is a relatively discontinuous surface blanket which occurs on the eastern flank of the slope overlying the deposit.  The absence of a leached zone on the western portion of the deposit may be related to recent surface erosion.  The Leach zone ranges in thickness from several metres to a maximum of 40m with an average of approximately 10m.

The Partial Leach/Oxide zone occurs in somewhat irregular patches over the majority of the deposit with thicknesses ranging up to 45m but averaging only about 10m.  Copper grade can be quite variable in this zone (hence the name “Partial Leach”).

Secondary copper minerals are present over the whole deposit area.  The thickness of the Supergene zone tends to decrease in the central portions of the deposit where intense silicification has probably diminished the dissolution effects of ground waters.  The Supergene zone tends to be between 100-150m in thickness and can be over 300m thick in the western portion of the deposit.  The copper grade transition between Supergene and Hypogene is not always evident in the west and northern parts of the deposit.  In contrast, the eastern and south areas of the deposit tend to show a distinct grade transition between the enrichment and primary zones.

Codes representing the dominant alteration type have been defined in all core holes (alteration data was not recorded from the 30 RC holes).  Six separate codes are present as listed below:

Alt Type	Code#
Argillic (AI)	1
Biotite (BT)	2
Phyllic (FI)	3
Kspar (KF)	4
Propyllitic (PR)	5
Silica (SI)	6

The spatial distribution of alteration assemblages in drill holes was reviewed.  Generalizations including the combination of BT+KF representing a Potassic alteration assemblage and the combination of FI+SI representing a Phyllic assemblage, tend to form relatively coherent zones.  It appears that the Quartzite (Chimu) does not tend to react to alteration fluids.

The structural features were evaluated through the interpretation of the distribution of faulting from drill holes and surface mapping data.  There are some fault structures identified on the surface but these tend to occur distal to the main El Galeno deposit.  Several drill holes have intersected fault zones but attempts at interpreting fault planes from this information have been relatively unsuccessful.  These may actually represent breccia zones related to the Porphyry intrusive rather than being actual fault structures.  There are no indications that faults form any domain boundaries in the deposit.  These fault zones may contain slightly elevated gold grades but these are not significantly different from other sample grades obtained in competent rocks.  It does not appear that structure (specifically faulting) is a factor in the distribution of mineralization in the deposit.

The amount of quartz veining is somewhat variable in the deposit but tends to be related to the emplacement of the Porphyry intrusive where the immediate country rocks are shot-through with quartz veins.  Approximately 60% of the drilling database contains quantitative estimates of the percentage of veining in the rocks.  It is apparent that there is a loose relationship between copper and the amount of quartz veining present.

19.2.2              Summary of Domains and Coding

Individual domains have been generated based on lithology, mineral zonation (MinZone), alteration assemblage and the relationship between quartz veining and grade has been investigated.  The resulting domains are summarized in Table 19.1.

TABLE 19.1

SUMMARY OF DOMAINS SELECTED FOR STATISTICAL EVALUATION

Type	Domain	Code#	Description
Lithology	Farrat	110	Upper unit Quartzite and Siltstones
	Santa Qtz	121	Quartzite beds
	Santa Sst	122	Sandstone beds
	Chimu	130	Lower unit Quartzites.
	Porphyry	140	Combination of 3 intrusive phases (PD1,2,3)
	Porphyry	141	Unmineralized Central Intrusive (PD3.5)
MinZone	Leach	201	Surface leached zone
	PL/Oxide	202	Partial Leach / Oxide zone
	Supergene	203	Supergene + Mixed SS/PR
	Primary	204	Hypogene sulphides.

Alteration	Argillic	1	Clay
	Biotite	2
	Phyllic	3
	Kspar	4	Potassium Feldspar
	Propyllitic	5
	Silica	6
Quartz Veins	Low		0-9% Qtz veins
	Mod		10-14% Qtz veins
	High		15-20% Qtz veins
	V. High		>20% Qtz veins

19.3                        AVAILABLE DATA

The resource estimate is based on the sample results from a total of 141 drill holes of which 30 are rotary (RC) holes and 111 are diamond drill core (DD) holes.  The distribution of drill holes is shown in plan in Figures 19-4 and 19-5.

The total length of drilling on the El Galeno deposit is 45,098m with a total sampled core length of 44,823.3m.  The DDH and RCD-series holes have been analyzed for 11 elements and the GND-series holes have been analyzed for 40 separate elements.  This resource model includes only estimations for copper, gold, silver and molybdenum.  There are no sequential copper analyses in the database (soluble copper analysis).

The average length of all samples in the database is 2 m and range from a minimum of 0.1 m to a maximum length of 4 m (89% of the samples are exactly 2 m in length).

Bulk density data exists only for the GND-series holes.  There are a total of 3,261 measurements for bulk density on predominantly 10 m intervals.  Detail with respect to the bulk density methodology is summarized in the section on bulk density to follow.

The geologic information is derived primarily through observations during logging and includes lithology, MinZone designation, alteration assemblage and the type and percentage of quartz veining present in the rocks.

Resource modeling has been conducted using the commercial mine design software system, MineSight® developed by Mintec, Inc.

19.4                        COMPOSITING

Compositing of drill hole samples is carried out in order to standardize the database for further statistical evaluation.  This step eliminates any effect related to the sample length which may exist in the data.

As stated previously, the majority (+89%) of the original sample intervals are 2 m in length.  In order to retain the original characteristics of the underlying data, a 2 m composite length was selected for use.  The generation of longer composites results in some degree of smoothing which could mask some of the features of the data.

Drill hole composites are length-weighted and have been generated “down-the-hole” meaning that composites begin at the top of each hole and are generated at 2 m intervals down the length of the hole.

Prior to compositing, the original drill hole samples were “speared” with the MinZone domain solids.  This step tags each sample interval, using the interpreted domain wireframe solids, with the appropriate zone-code designation.  These contacts are then honoured during compositing (i.e. composites begin and end at the MinZone domain boundaries).  Note that this was done because it was recognized early that there was a relationship between the MinZones and the distribution of copper in the deposit.

Several holes were randomly selected and the composited values were checked for accuracy.  No errors were found.

19.5                        EXPLORATORY DATA ANALYSIS

Exploratory date analysis (EDA) involves the statistical evaluation of the database in order to quantify the characteristics of the data.  One of the main purposes of this exercise is to determine if there is evidence of spatial distinctions in grade which may require the separation and isolation of domains during interpolation.  The application of separate domains prevents unwanted mixing of data during interpolation and the resulting grade model will better reflect the unique properties of the deposit.  However, applying domain boundaries in areas where the data is not statistically unique may impose a bias in the distribution of grades in the model.

A domain boundary, which segregates the data during interpolation, is typically applied if the average grade in one domain is significantly different from that of another domain.  A boundary may also be applied where there is evidence that there is a significant change in the grade distribution across the contact.

19.5.1              BASIC STATISTICS BY DOMAIN

A series of boxplots were generated for the copper, gold, silver and molybdenum distributions in each domain.  The results are summarized as follows.

Copper differs only marginally by rock type, with lower grades in the Farrat and PD3.5 domains.  Copper grades differ significantly between the MinZone domains (Figure 19-6).  Alteration domain has little affect on copper and there is a drop in copper grade in material with >20% quartz veining but this is based on only a handful of samples.

The gold shows similar trends in both the Santa and Porphyry rock types which have higher grades than the Farrat, Chimu and PD3.5 (Figure 19-7).  Gold grades tend to decrease from higher to lower grades from Leach to PL/OX to Supergene to Primary MinZone types (Figure 19-8).

Silver is similar in the Santa, Chimu and Porphyry domains and slightly lower in the Farrat.  There are no differences related to the MinZone domains.

Molybdenum shows similar grade distributions in all rock types and MinZones as illustrated in Figure 19-9.

19.5.2              Contact Profiles

The nature of grade trends between two domains is evaluated using the contact profile, which graphically displays the average copper grades at increasing distances from the contact boundary.  Contact profiles which show a marked difference in grade across a domain boundary, are an indication that the two data sets should be isolated during interpolation.  Conversely, if there is a more gradual change in grade across a contact, the introduction of a hard boundary (i.e. segregation during interpolation) may result in much different trends in the grade model – in this case the change in grade between domains in the model is often more abrupt than the trends seen in the raw data.  Finally, a flat contact profile indicates no grade changes across the boundary.  In the case of a flat profile, hard or soft domain boundaries will produce similar results in the model.

A series of contact profiles were generated in order to evaluate the change in grade which occurs across domain boundaries.  The results are summarized a follows.

There are no copper grade changes between the Santa Qtz and Sst domains.   Copper grades show only a minor gradational change across the Santa/Porphyry boundary.  The transition between both the Santa and Porphyry into the Chimu are gradational.  There is a drop in grade evident in the Farrat and in the central porphyry PD3.5.

As expected based on the boxplot results, there is a marked difference in copper grade between the Leach, PL/Oxide and Supergene domains indicating that a hard domain boundary is required during interpolation (Figures 19-10 and 19-11).  The change in copper grade between the Supergene and Primary domains is somewhat gradational with a 20% change occurring over 5-10m of the contact (Figure 19-12).  This may be due to the fact that the Supergene domain includes material identified as mixed (Supergene + Hypogene style of mineralization).

Gold tends to show a transitional change between the Santa and Intrusive domains but a slightly more defined drop in grade into the Chimu, Farrat and PD3.5.  There are no significant changes in gold grade evident across any of the MinZone domain boundaries.

The results for silver and molybdenum indicate no significant change in grade related to either Rock or MinZone domain boundaries.

19.5.3              Conclusions and Modeling Implications

The results of the EDA for the distribution of copper indicate specific grade properties related to both Rock type and MinZone domain.  There are no indications that copper is controlled by any of the various Alteration assemblages.  Indications are that zones containing very high (>20%) amounts of quartz veining shows an inverse relationship with the amount of copper.  However, this conclusion is derived from a very limited number of samples and, as a result, the development of a distinct Quartz-vein rich domain is impractical at this stage.  The intrusive phase PD3.5 essentially captures the area of high quartz veining.

Although there are local indications that there are permeability related property differences between the Santa Qtz and Santa Sst domains, the results of the EDA does not indicate there are significant differences with respect to the metal distribution in these domains.  As a result, these have been combined for modeling purposes and are referred to as the Santa domain.

During copper modeling, all of the MinZone domains have to be addressed to some degree.  Both the Leach and PL/Oxide zone exhibit qualities which are unique.  The transition between the Supergene and Primary domains show differences which are somewhat gradational on a scale which is less than the block size in the model (i.e. grade changes over +/-10m with 20m block size) and, as a result, a hard boundary approach is recommended.  The Santa, Porphyry and

Chimu show similar properties which differ from both the low copper grades in the Farrat and PD3.5.  Hard boundaries are required here.

The EDA results for gold show no distinction between MinZone domains.  Gold in the Santa and Porphyry are similar and as a result, these two rock types are combined during modeling.  The Farrat, Chimu and PD3.5 are segregated as distinct (hard) domains during gold modeling.

The EDA for silver indicate that there are elevated values in the intrusive and the areas in the Santa and Chimu that surround the porphyry and the grade changes tend to be gradational.  There are no distinct domains used for silver grade estimates.

The EDA results for molybdenum indicate that there are no distinct grade changes related to any of the domains tested.  There are no separate domains applied during molybdenum modeling.

The various domains applications utilized during modeling are summarized in Table 19.2.  Note that due to a lack of samples available in the Farrat, this domain uses the Chimu variogram during interpolation.

TABLE 19.2

SUMMARY OF MODELING DOMAINS

Element	Domain	Comments
Copper	1) Leach	Hard boundary.
	2) PL/Oxide	Hard boundary
	3) Santa+Porphyry+Chimu -Supergene	Combined Rock domains, hard boundary
	4) Santa+Porphyry+Chimu -Primary	Combined Rock domains, hard boundary
	5) Farrat	Hard boundary
	5) Intrusive PD3.5	Hard boundary
Gold	1) Santa + Porphyry	Combined rock domains, Hard boundary
	2) Chimu	Hard boundary
	3) Farrat	Hard boundary
	4) Intrusive PD 3.5	Hard boundary
Silver	All	No distinct domains applied during modeling
Molybdenum	All	No distinct domains applied during modeling

19.6                        BULK DENSITY DATA

A total of 3,262 individual sample measurements for bulk density have been conducted from the 91 NPC drill holes.  These measurements were done using the water displacement method in which a representative piece of core, generally between 100 and 150 grams in weight, was selected from each 10 m interval of drill core.  The sample was weighed (dry) and the volume of the sample was determined by measuring it’s displacement in water and the resulting density was calculated in a spreadsheet.  Sample values, which represent all lithologic types, range from 1.71 to 4.28t/m3 with a mean of 2.59t/m3 and a standard deviation of 0.15.

It is common practice in the water displacement method to seal the core with wax prior to submerging in water.  This prevents the penetration of water into any natural pores that may be present within the rock and provides a true volume of the in-situ rock conditions.  NPC did not seal the samples prior to conducting bulk density measurements.  As a result, the measured volumes may be underestimated which would generate slightly inflated bulk density values.  There is evidence that there is some (minor) degree of porosity present in a relatively small portion of the rocks at El Galeno and therefore, the bulk density data may be potentially inflated.

During the spring of 2006, NPC selected a series of 122 samples for wax-sealed bulk density measurements in order to evaluate the any potential errors due to porosity.  The average relative difference of the wax sealed measurements verses the original water displacement is less than 1% (the wax seal measurements were <1% lower than the water displacement values).  The difference is slightly higher in the PL/Oxide domain where rocks tend to be more porous when compared to the Supergene and Primary rocks.  These test results indicate that there is no bias in the bulk density measurements.

19.7                        EVALUATION OF OUTLIER GRADES

Histograms and probability plots were reviewed in order to identify the existence of anomalous outlier grades in the composite database.  In addition, a decile analysis of the data was also conducted in order to quantify the distribution of contained metal with respect to the sample density.  If the top-decile of the database contains more than 40% of the contained metal, or there is more than twice the contained metal than the previous (9th) decile, then some form of top-cutting may be required and the data must then be evaluated on a finer (percentile) scale.  At the percentile level, if there is >10% of the contained metal in a single percentile bin, or there is more than twice the contained metal than the previous bin, then some form of top-cutting may be required (or additional sampling in the high-grade areas may be required).  The proportion of metal by decile/percentile in the high-grade ranges for copper, gold and molybdenum is summarized in Table 19.3.

TABLE 19.3

PROPORTION OF CONTAINED METAL IN TOP DECILE/PERCENTILE (2M COMPOSITES)

Element	Decile/Percentile	% Metal	Comments
Copper	9th	16.5	Max value 3.52%Cu. No top cutting applied.
	10th	27.1
	99th	3.4
	100th	4.3

Gold	9th	17.7	Max value 4.55gptAu. Top cut all data to 3gptAu and limit samples above 1gptAu to 40m in Santa and Porphyry and to 20m in all other domains during interpolation.
	10th	33.3
	99th	4.3
	100th	6.8

Silver	9th	18.7	Max value 107.0gptAg. No top cutting applied. Samples above 10gptAg limited to 40m during interpolation.
	10th	32.9
	99th	4.3
	100th	9.2

Molybdenum	9th	18.6	Max value 6530ppmMo. Samples above 100ppmMo limited to 150m influence during interpolation above 3380m elev. Below 3380m samples above 100ppmMo limited to distance of 60m.
	10th	35.0
	99th	4.4
	100th	8.0

The results above indicate that there is no need to top-cut the copper data.  However, the location of high-grade samples in drill holes was reviewed in relation to the domain and surrounding sample values.  It was concluded that there is no need to apply any top-cut limits to the copper data.

The results of the decile analysis for gold also indicate that top cutting is not required.  However, a review of higher-grade samples shows that there are three composite samples >3gptAu located in the southeastern part of the project where the drill hole spacing begins to increase.  As a result, these few samples can have a significant effect on the block grades in the model.  Therefore, it was decided to top cut the gold data to a value of 3gptAu as well as to further reduce the effects of higher grade samples during block interpolation through outlier limitations.  Samples with grades above 1gptAu are limited to a maximum distance of influence during interpolation of 40 metres in the Santa+Porphyry domain.  Similarly, samples >1gptAu are limited to an influence of 20m in the Chimu, Farrat and PD3.5 domains.

No top-cutting is required for silver but samples above 10gptAg have a limited influence of 40m during interpolation.

The decile analysis for molybdenum also indicates that top-cutting is not required with this data set.  However, several high-grade molybdenum samples exist at depth where the density of drilling begins to decrease. These have been controlled through outlier limitations during interpolation as described in Table 19.3.

19.8                        VARIOGRAPHY

The degree of spatial variability in a mineral deposit depends on both the distance and direction between points of comparison.  Typically, the variability between samples increases as the distance between samples also increases.  If the degree of variability is related to the direction of comparison, then the deposit is said to exhibit anisotropic tendencies.  The semi-variogram is a common tool used to measure the spatial variability within a deposit.

The components of the variogram include the nugget, the sill and the range.  Often samples compared over very short distances (even samples compared from the same location) show some degree of variability.  As a result, the curve of the variogram may begin at some point on the y-axis above the origin – this point is called the nugget.  The nugget is a measure of not only the natural variability of the data over very short distances but also a measure of the variability which can be introduced due to errors during sample collection, preparation and assaying.

The amount of variability between samples typically increases as the distance between the samples becomes greater.  Eventually, the degree of variability between samples reaches a constant, maximum value.  This is called the sill and the distance between samples at which this occurs is referred to as the range.

The spatial evaluation of the data in this report has been conducted using a correlogram rather than the traditional variogram.  The correlogram is normalized to the variance of the data and is less sensitive to outlier values, generally giving better results.

Variograms were generated using the commercial software package Sage 2001© developed by Isaacs & Co.  Multidirectional variograms were generated for copper, gold, silver and molybdenum in each of the interpolation domains as listed in Table 19.2.  The results are summarized in Tables 19.4 (copper), 19.5 (gold), 19.6 (silver) and 19.7 (molybdenum).

TABLE 19.4

VARIOGRAM PARAMETERS - COPPER

				1st Structure			2nd Structure
Domain	Nugget	S1	S2	Range (m)	AZ	Dip	Range (m)	AZ	Dip
Leach	0.095	0.023	0.881	54	90	90	206	90	0
				17	360	0	206	360	0
				17	90	0	36	90	90
PL/Oxide	0.131	0.762	0.107	403	81	-7	477	77	-30
				141	351	5	177	323	-35
				65	115	81	124	16	40
Supergene	0.304	0.174	0.522	129	44	16	612	179	-41
Santa+				72	324	-31	464	95	7
Porphyry+ Chimu				62	291	55	351	193	49
Primary	0.200	0.413	0.387	150	74	13	580	58	29
Santa+				108	26	-71	407	332	-6
Porphyry+ Chimu				42	341	13	296	253	61
Farrat	0.024	0.752	0.224	62	97	-9	862	179	0
				32	7	6	175	89	4
				17	130	79	17	86	-86
PD3.5	0.446	0.542	0.012	169	44	41	158	5	-26
				98	333	-20	62	94	2
				6	262	42	59	360	64

(Correlograms conducted on 2m DH composite data. All models spherical)

TABLE 19.5

VARIOGRAM PARAMETERS - GOLD

				1st Structure			2nd Structure
				Range			Range
Domain	Nugget	S1	S2	(m)	AZ	Dip	(m)	AZ	Dip
Santa+	0.300	0.398	0.302	125	304	-13	906	334	35
Porphyry				90	26	32	684	193	48
				18	233	55	485	79	20
Chimu	0.300	0.279	0.421	61	249	5	754	70	-50
				44	339	1	408	318	-18
				5	256	-85	268	36	35
Farrat	0.189	0.709	0.102	28	90	90	393	90	90
				20	360	0	207	90	0
				20	90	0	207	360	0
PD3.5	0.425	0.507	0.068	226	76	43	203	73	33
				45	1	-16	89	1	-25
				6	287	43	44	300	46

(Correlograms conducted on 2m DH composite data.  All models spherical)

TABLE 19.6

VARIOGRAM PARAMETERS - SILVER

				1st Structure			2nd Structure
				Range			Range
Domain	Nugget	S1	S2	(m)	AZ	Dip	(m)	AZ	Dip
All	0.300	0.52	0.18	331	117	15	505	148	-9
				24	213	21	323	232	31
				19	353	64	294	72	58

(Correlograms conducted on 2m DH composite data.  All models spherical)

TABLE 19.7

VARIOGRAM PARAMETERS - MOLYBDENUM

				1st Structure			2nd Structure
				Range			Range
Domain	Nugget	S1	S2	(m)	AZ	Dip	(m)	AZ	Dip
All	0.300	0.366	0.334	113	360	-12	525	244	60
				74	275	23	439	81	29
				13	64	64	284	347	7

(Correlograms conducted on 2m DH composite data. All models spherical)

19.9                        MODEL SETUP AND LIMITS

A block model was initialized in MineSight the dimensions defined in Table 19.8.  The selection of a nominal block size measuring 20x20x15mV is considered appropriate with respect to the current drill hole spacing as well as the selective mining unit (SMU) size typical of an operation of this type and scale.  The extent of the block model in relation to the various domains is shown in Figure 19-13.

TABLE 19.8

BLOCK MODEL LIMITS

			Block size
Direction	Minimum	Maximum	(m)	# Blocks
East	794700	797000	20	115
North	9227200	9229800	20	130
Elevation	3350	4100	15	50

Blocks in the model have been coded using the 3-dimensional domain solids on a majority basis.  During this stage, blocks are assigned specific domain codes if >50% of the block occurs within the boundaries of that domain.  The designation of domain codes throughout the model allows for domain code matching with the drill hole composites during interpolation.

The proportion of blocks which occur below the topographic surface is also generated and stored within the model as individual percentage items.  These values are utilized as a weighting factor in determining the in-situ resources for the deposit.

19.10                 INTERPOLATION PARAMETERS

The block model grade interpolation, by ordinary kriging (“OK”), was conducted using the various domain-code matching limitations as defined in Table 19.2.  The results of the OK estimation were compared with the Hermitian (Herco) polynomial change of support model (also referred to as the Discrete Gaussian correction).  This method is described in more detail in the section on model validation.

The El Galeno OK model has been generated with a relatively limited number samples in order to match the change of support or Herco grade distribution.  This approach reduces the amount of smoothing (averaging) in the model and, while there may be some uncertainty on a localized scale, this approach produces reliable estimations of the recoverable grade and tonnage for the overall deposit.

The interpolation parameters are summarized by domain in Tables 19.9, 19.10, 19.11 and 19.12.

TABLE 19.9

INTERPOLATION PARAMETERS BY DOMAIN - COPPER

	Search Ellipse Range (m)			# Composites
Domain	X	Y	Z	Min/block	Max/block	Max/hole	Other
Leach	700	700	30	7	28	7	Max 7/Octant
PL/Oxide	700	700	30	7	28	7	Max 7/Octant
Supergene Santa+ Porphyry+ Chimu	700	700	30	8	28	7	Max 7/Octant
Primary Santa+ Porphyry+ Chimu	700	700	30	8	28	7	Max 7/Octant
Farrat	700	700	30	7	28	7	Max 7/Octant
PD 3.5	700	700	30	5	28	7	Max 7/Octant

TABLE 19.10

INTERPOLATION PARAMETERS BY DOMAIN - GOLD

	Search Ellipse Range (m)			# Composites
Domain	X	Y	Z	Min/block	Max/block	Max/hole	Other
Santa + Porphyry	700	700	45	6	15	5	Max 5/Octant
Chimu	700	700	45	5	15	5	Max 5/Octant
Farrat	700	700	100	6	15	5	Max 5/Octant
PD 3.5	700	700	100	5	15	5	Max 5/Octant

TABLE 19.11

INTERPOLATION PARAMETERS - SILVER

	Search Ellipse Range (m)			# Composites
Domain	X	Y	Z	Min/block	Max/block	Max/hole	Other
All	500	500	35	6	15	5	Max 5/Octant

TABLE 19.12

INTERPOLATION PARAMETERS - MOLYBDENUM

	Search Ellipse Range (m)			# Composites
Domain	X	Y	Z	Min/block	Max/block	Max/hole	Other
All	900	900	35	8	28	7	Max 7/Octant

Bulk density estimations are also made throughout the block model using the inverse distance weighting estimation method (IDW to power of 2).  Statistical trends derived from the drill hole data indicate that the Leach domain contains significantly lighter SG values in comparison to all other domains.  As a result, the Leach domain has been segregated with a hard domain boundary during bulk density interpolation.  The interpolation parameters used to estimate SG in the model are summarized in Table 19.13.

TABLE 19.13

INTERPOLATION PARAMETERS BY DOMAIN - BULK DENSITY (IDW)

	Search Ellipse Range (m)			# Composites
Domain	X	Y	Z	Min/block	Max/block	Max/hole	Other
Leach	700	700	50	3	15	5	Max 5/Octant
Supergene + PL/Oxide + Primary	700	700	50	6	15	5	Max 5/Octant,

19.11                 VALIDATION

The results of the modeling process were validated through several applications.  This includes a thorough visual review of the results, comparisons with the change of support model, comparisons with other methods and grade distribution comparisons using swath plots.

19.11.1 Visual Inspection

Detailed visual inspection of the block model has been conducted in both section and plan to ensure the desired results following interpolation.  This includes confirmation of the proper coding of blocks within the respective domains and below the topographic surface.  The distribution of block grades were also compared relative to the drill hole samples in order to ensure the proper representation in the model.  The effects of the hard-boundary limitations were also confirmed during this evaluation process.

19.11.2  Model Checks for Change of Support

The relative degree of smoothing in the block model estimates were evaluated using the Discrete Gaussian or Hermitian Polynomial Change of Support method (described by Journel and Huijbregts, Mining Geostatistics, 1978).  With this method, the distribution of the hypothetical block grades can be directly compared to the estimated (OK) model through the use of pseudo-grade/tonnage curves.  Adjustments are made to the block model interpolation parameters until an acceptable match is made with the Herco distribution.  In general, the estimated model should be slightly higher in tonnage and slightly lower in grade when compared to the Herco distribution at the projected cut-off grade.  These differences account for selectivity and other potential ore-handling issues which commonly occur during mining.

The Herco (Hermitian correction) distribution is derived from the declustered composite grades which have been adjusted to account for the change in support as one goes from smaller drill hole composite samples to the large blocks in the model.  The transformation results in a less skewed distribution but with the same mean as the original declustered samples.

During operations at El Galeno, ore/waste decisions will be made primarily based on the presence of copper within the deposit and the majority of the copper occurs within the Supergene and Primary, Santa + Porphyry domains.  As a result, the Herco analysis has been limited to this portion of the deposit with the results shown in Figure 19-14.

19.11.3 Comparison of Interpolation Methods

For comparison purposes, additional models for copper and gold were generated using both the inverse distance (“IDW”) and nearest neighbour (“NN”) interpolation methods.  The results of these models are compared to the OK models at a series of cutoff grades in the grade/tonnage graph in Figure 19-15 for copper and Figure 19-16 for gold.  This comparison excludes material in the Leach zone or the Farrat and PD 3.5 rock domains as these contain essentially no economic resources.  In addition, the comparison is limited to blocks which occur with a maximum distance of 400 m from a drill hole.  There is very good correlation between the OK and IDW models with only local deviation with the NN model.  Reproduction of the model using different methods tends to increase the confidence in the overall resource.

19.11.4 Swath Plots (Drift Analysis)

A swath plot is a graphical display of the grade distribution derived from a series of bands, or swaths, generated in several directions through the deposit.  Grade variations from the OK model are compared using the swath plot to the distribution derived from the declustered (NN) grade model.

On a local scale, the NN model does not provide reliable estimations of grade but, on a larger scale, it represents an unbiased estimation of the grade distribution based on the underlying data.  Therefore, if the OK model is unbiased, the grade trends may show local fluctuations on a swath plot but, the overall trend should be similar to the NN distribution of grade.

Swath plots have been generated for the copper and gold distributions in the model.  This comparison excludes any Leach zone or Farrat domain blocks as these generally do not show economic potential.  The results for copper are shown in Figures 19-17, 18 and 19.

Overall there is good correlation between models.  Deviations tend to occur for two reasons.  First, reduced tonnage near the edges of the deposit tends to accentuate the differences in grade between models.  Second, differences in grade become more apparent in the lower-grade areas – these typically are the flanks of the deposit where the density of drilling decreases and material tends to be classified as Inferred resources.

19.12                 RESOURCE CLASSIFICATION

A common method used in the classification of mineral resources involves geostatistical methods which define categories based on confidence limits.  Measured resources are defined as material in which the predicted grade is within ±15% on a quarterly basis, at a 90% confidence limit.  In other words, there is a 90% chance that the recovered grade for a quarter-year of production will be within ±15% of the actually achieved production grades.  Similarly, Indicated resources include material in which the yearly production grades are estimated with ±15% at the 90% confidence level.

The method of estimating confidence intervals is an approximate method that has been shown to perform well when the volume being predicted from samples is sufficiently large (Davis, B. M., Some Methods of Producing Interval Estimates for Global and Local Resources, SME Preprint 97-5, 4p.) In this case, the smallest volume where the method would most likely be appropriate is the production from one quarter. Using these guidelines, an idealized block configured to approximate the volume produced in one month is estimated by ordinary kriging using a series of idealized grids of samples. Relative variograms for gold and copper are used in the estimation of the block. (Relative variograms are used rather than ordinary variograms because the standard deviations from the kriging variances are expressed directly in terms of a relative percentage.)

The kriging variances from the ideal blocks and grids are divided by twelve (assuming approximate independence in the production from month to month) to get a variance for yearly ore output.  The square root of this kriging variance is then used to construct confidence limits under the assumption of normally distributed errors of estimation.

The classification is based on the copper variogram due to the fact that this metal is the main contributor to the NSR of the deposit.  The results of the evaluation indicate that quarterly production can be estimated within ±15% at the 90% confidence limit with holes spaced at 50 m intervals.  Annual production forecasts, at similar confidence levels, can be made based on drilling spaced at 140 m intervals.

Measured Resources – Model blocks with copper grades estimated by a minimum of three drill holes located within an average distance of 30 m.

Indicated Resources – Model blocks with copper grades estimated by a minimum of three drill holes located within a maximum average distance of 100 m.

Inferred Resources – Model blocks which do not meet the criteria for Measured or Indicated resources but have a minimum of two drill holes within the search range and are within a maximum distance of 400 m from a single drill hole.

Note that the parameters defining measured resources generate very few blocks based on the current drill hole distribution.  The level of confidence in a few sparsely distributed blocks does not warrant the measured class designation and, as a result, there are no Measured Resources reported in this resource estimate.  Any blocks which do meet the criteria for measured resources have been downgraded to the indicated class for reporting purposes.

19.13                 MINERAL RESOURCES

Although the El Galeno is primarily a copper deposit, there is some minor contribution to the NSR anticipated from the gold and molybdenum content.  As a result, the mineral resources are tabulated based on a copper equivalent (CuEq) cut-off grade which is calculated based on the following assumptions:

•                  Copper Price: US$1.00/lb;

•                  Gold Price: US$400/oz;

•                  Molybdenum Price: US$6.00/lb;

•                  Mining and metallurgical recoveries are assumed to be 100%

Copper Equivalent calculation:

CuEq%=Cu% + (Aug/t x (Au Value in $/grAu)/(Cu Value in $/%Cu)) + (Mo% x (Mo Value in $/%Mo)/(Cu Value in $/%Cu))

CuEq% = Cu% + (Aug/t x 12.86/22.05) + (Mo% x 132.28/22.05)

Based on assumptions derived from operations of similar type, scale and location, a base-case cutoff grade of 0.4%CuEq has been estimated for the El Galeno deposit.  The mineral resources are tabulated at a series of copper equivalent cutoff grades for comparison purposes in Tables 19.14 and 19.15.  The base-case cutoff grade of 0.4%CuEq is highlighted in the tables.

TABLE 19.14

EL GALENO DEPOSIT - INDICATED MINERAL RESOURCE

Cut-off Grade (CuEq%)	Mtonnes	Cu%	Augpt	Aggpt	Mo%	CuEq%
0.3	1,028	0.43	0.10	2.5	0.013	0.57
*0.4	765	0.49	0.11	2.6	0.014	**0.64
0.5	526	0.56	0.13	2.7	0.015	0.73
0.6	347	0.64	0.14	2.8	0.017	0.82
0.7	227	0.72	0.15	2.9	0.018	0.91
0.8	153	0.79	0.16	3.0	0.019	0.99

(* “base case” cut-off grade of 0.4%CuEq highlighted in table)

(** Cu Equivalent cutoff grade is based on metals prices of $1.00/lb Cu, $400/oz Au, and $6.00/lb Mo)

TABLE 19.15
EL GALENO DEPOSIT – INFERRED MINERAL RESOURCE

Cut-off Grade (CuEq%)	Mtonnes	Cu%	Augpt	Aggpt	Mo%	CuEq%
0.3	553	0.27	0.08	2.1	0.007	0.36
*0.4	98	0.35	0.11	2.1	0.010	**0.48
0.5	25	0.43	0.14	2.3	0.012	0.59
0.6	7	0.54	0.16	2.8	0.014	0.71
0.7	3	0.66	0.18	2.8	0.014	0.85
0.8	2	0.72	0.18	2.8	0.015	0.92

(* “base case” cut-off grade of 0.4%CuEq highlighted in table)

(** Cu Equivalent cutoff grade is based on metals prices of $1.00/lb Cu, $400/oz Au, and $6.00/lb Mo)

19.14                 Pit Limit Analysis

Floating Cone (FC) analyses were conducted using the deposit model described above to determine economic limits for open pit mining.  As no resources were classified as measured in this model, only indicated mineral resources were considered to have potential economic value throughout the FC evaluations and mineral reserve estimates.  All inferred mineral resources were treated as waste.

An economic subroutine was developed to compute Net Smelter Return (NSR) values for each mineralized block in the deposit model for each specific combination of metals prices and certain costs.  The NSRs were then used to compute net values for each block, which were subsequently passed to the FC program for economic pit limit analyses.

Prices, recoveries, royalties, smelting/refining charges and payables for four metals (copper, molybdenum, gold and silver) were used to the compute NSR values, which represent net revenues and are expressed in terms of U.S. dollars per tonne.  Onsite costs for mining, processing and general/administration (G&A) are not included in the NSRs.  These costs are accounted for in the selection of cutoff grades when defining mineral reserve.  Internal cutoffs are equal to the sum of the mineral reserve processing, G&A and incremental mineral reserve mining costs, while breakeven cutoffs include processing, G&A and all mining costs.

Metal Recoveries

El Galeno concentrator recoveries will vary by metal and mineral reserve type (supergene and primary sulfides).  Leached and partially leached materials are not considered as potential mill mineral reserve in this study.  Table 19.16 below summarizes the concentrator recoveries by mineral reserve type used in the FC evaluations and mineral reserve estimates.

Table 19.16

FC Analyses Concentrator Recoveries (in %)

Metal	Supergene	Primary Sulfides
Copper	89.1	91.7
Molybdenum	65.3	40.5
Gold	47.4	56.0
Silver	87.0	87.0

Economic Parameters

Table 19.17 summarizes the operating costs, smelting/refining charges and realizations (payables after deductions) used in the calculation of NSRs and net values for each block in the model.

Table 19.17

Floating Cone Base Case Operating Cost Parameters

On-site costs:
Mineral reserve mining	$ 0.90 / tonne
Waste mining	$ 0.95 / tonne
Mineral reserve processing	$ 3.17 / tonne mineral reserve
General/administration (G&A)	$ 0.38 / tonne mineral reserve
Downstream costs:
Cu freight, smelting & refining	$ 0.27 / lb Cu
Mo freight & refining	$ 2.03 / lb Mo
Au freight & refining	$ 6.00 / troy oz Au
Ag freight & refining	$ 0.50 / troy oz Ag
Realizations (net payables):
Copper	96.50%
Molybdenum	91.00%
Gold	99.00%
Silver	90.00%
Mo conversion loss	1.50%
NSR royalty	3.00%

NSR values (i.e., net revenues per ton) were computed using the parameters in Table 19.17, which were incorporated into the following formula:

NSR, $/tonne	=	{[(CuPrice – 0.27) * CuGrade * 0.965 * CuRec * 22.046] +
[(MoPrice – 2.03) * MoGrade * 0.91 * MoRec * 0.985 * 22.046] +
[(AuPrice – 6.00) * AuGrade * 0.99 * AuRec / 31.1035] +
[(AgPrice – 0.50) * AgGrade * 0.90 * AgRec / 31.1035]} *
(1 – 0.03)

Where:		CuPrice	=	Cu price in $/lb
		MoPrice	=	Mo price in $/lb
		AuPrice	=	Au price in $/oz
		AgPrice	=	Ag price in $/oz
		CuGrade	=	Interpolated block Cu grade expressed in%
		MoGrade	=	Interpolated block Mo grade expressed in%
		AuGrade	=	Interpolated block Au grade expressed in g/tonne
		AgGrade	=	Interpolated block Ag grade expressed in g/tonne
		CuRec	=	Cu concentrator recovery expressed as a decimal value
		MoRec	=	Mo concentrator recovery expressed as a decimal value

AuRec	=	Au concentrator recovery expressed as a decimal value
AgRec	=	Ag concentrator recovery expressed as a decimal value

Bulk densities were read from the model and combined with volume adjustments from surface topography effects, if any, to determine block tonnages.  For each FC case, net profit values were calculated for each model block by subtracting on-site operating costs (mining, mineral reserve processing and G&A) from the NSR value, then multiplying the result by the block tonnage.

Slope Angles

Overall slope angles used in the floating cone evaluation were derived from preliminary slope guidelines and adjusted to accommodate the recommended maximum interramp slope angles and the anticipated placement of haulage ramps along certain pit walls.  The resulting overall slopes used in the FC evaluations are summarized in Table 19.18.

Table 19.18

Overall Slope Angles Used in FC Analyses

Azimuth	Slope Angle
0	42°
130	42°
160	43°
180	46°
240	48°
290	48°
330	42°
360	42°

Floating Cone Results

The FC algorithm was used to generate economic pit shells at a variety of metal prices in order to define the ultimate pit limits upon which subsequent open pit mine design work would be based and to quantify potential sensitivities to price.  NSRs and net values per block were computed for each case by the above described economic subroutine prior to running the FC program.  The base case parameters are defined by metal prices of $0.90/lb Cu, $5.40/lb Mo, $360/oz Au and $5.85/oz Ag and by the cost and realization parameters listed in Table 19.17.  Only mineral resources classified as indicated were considered to have potential economic value in the FC analyses.

Price sensitivities were evaluated in five percent increments, ranging from prices at +25% to -25%.  Table 19.19 below summarizes the FC price sensitivity results above an internal NSR cutoff of $3.50/tonne.

Table 19.19

El Galeno Floating Cone Price Sensitivity Cases

	Indicated Mineral Resources
Price Case:	(>= $3.50/t NSR cutoff)				Waste	Total	Strip
Cu, Mo $/lb	Ktonnes	NSR $/t	% Cu	% Mo	Ktonnes	Ktonnes	Ratio
+25%: $1.13, 6.75	919,934	8.75	0.44	0.012	306,396	1,226,330	0.33
+20%: $1.08, 6.48	879,787	8.45	0.45	0.013	283,732	1,163,519	0.32
+15%: $1.04, 6.21	837,203	8.15	0.46	0.013	257,540	1,094,743	0.31
+10%: $0.99, 5.94	790,688	7.85	0.47	0.013	232,386	1,023,074	0.29
+ 5%: $0.95, 5.67	730,558	7.56	0.48	0.013	192,361	922,919	0.26
Base: $0.90, 5.40	668,467	7.28	0.50	0.013	164,013	832,480	0.25
-5%: $0.86, 5.13	592,108	7.04	0.52	0.014	130,659	722,767	0.22
- 10%: $0.81, 4.86	507,120	6.83	0.55	0.014	100,095	607,215	0.20
- 15%: $0.77, 4.59	421,897	6.63	0.58	0.014	80,082	501,979	0.19
- 20%: $0.72, 4.32	344,455	6.41	0.62	0.015	63,273	407,728	0.18
- 25%: $0.68, 4.05	271,030	6.17	0.66	0.016	50,769	321,799	0.19

The estimates presented in Table 19.19 should not be confused with mineral reserves, which are based on open pit designs that incorporate access, operating, geotechnical and other criteria in addition to economic constraints.  The FC results should not be relied upon, but do provide an indication of potential mineral reserves that must be validated by proper designs.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  The base case FC results are highlighted in bold type.

The base case ($0.90/lb Cu) FC pit shell, illustrated in Figure 19-20, was used to guide the ultimate pit design described in Section 19.15 below.

19.15         PIT DESIGN

The El Galeno ultimate pit was designed to accommodate large-scale mining equipment operating on 15-m benches.  This equipment includes rotary blasthole drills that are capable of drilling holes up to 311 mm in diameter, 22- to 25-m3 hydraulic shovels and front-end loaders, and off-highway haulage trucks with payload capacities of 185 to 220 tonnes.

The base case floating cone shell, derived from metal prices of $0.90/lb Cu, $5.40/lb Mo, $360/oz Au and $5.85/oz Ag was used to guide the ultimate pit design.  Pit walls were smoothed to minimize or eliminate, where possible, noses and notches that may affect slope stability.  Internal haulage ramps were included in each pit/phase design to allow for truck access to working faces on each level.

The parameters used in the design of the ultimate pit are summarized in Table 19.20.

Table 19.20

El Galeno Pit Design Parameters

Bench height	15 m
Bench face angle	65c
Catch bench interval (vertical distance)	30 m
Road width (including ditch & safety berm)	36 m
Nominal road gradient	10%
Minimum pushback width	50 m
Typical pushback width	60+ m

	Interramp	Catch
Slope Sectors	Angle	Bench
Ultimate Pit Perimeter:
North wall (N1)	44°	17.1 m
East wall (E2)	45°	16.0 m
Southeast wall (SE3)	46°	15.0 m
South and west walls (S4 & W5)	48°	13.0 m
Northwest wall (NW6)	42°	19.3 m
Barren Core Area (waste “island”):
East facing wall	44°	17.1 m
All remaining walls	38°	24.4 m
Working Slopes	40°	21.8 m

The ultimate pit design ensured that a small catch bench was available below the first 15-m cut in the area where the pit intercepts the valley bottom.  This allows some extra containment for weathered rock near the topographic surface.

The ultimate pit, shown in Figure 19-21, reaches down to the 3470 m level and is about 1.5 km wide at the pit crest.  The top bench remaining in the pit wall is at the 4040 m elevation.  The ultimate pit does not disturb the natural ridge north of the mine and the barren core is clearly visible in the form of a waste island left on the west side of the pit.

19.16         MINERAL RESERVES

As no measured resources have been classified in the block model, the El Galeno mineral reserve estimates are derived solely from indicated mineral resources.  All inferred mineral resources were treated as waste.

Mineral reserve Definition Parameters

Metal prices of $0.90/lb Cu, $5.40/lb Mo, $360/oz Au and $5.85/oz Ag, along with the base case recoveries and economic parameters presented in Tables 19.16 and 19.17, were used to calculate Net Smelter Return (NSR) values.  An internal NSR cutoff grade (which covers the costs of mineral reserve processing, G&A and incremental mineral reserve mining) of $3.50/tonne was used to define all mineral reserve estimates for the El Galeno project.  All prices and costs are in U.S. dollars.

Material Densities

Bulk material densities were read from values stored in the block model.  Generally, rock densities range between 2.4 and 2.8 tonnes/m3 and average 2.58 tonnes/m3.

Dilution

The El Galeno deposit is a well-disseminated polymetallic deposit that has large mineral reserve zones above the anticipated internal cutoff grade.  The sample compositing and block grade interpolation process used to construct the deposit block model incorporated sufficient dilution and, hence, no additional dilution factors were applied.

A 100% mining extraction rate was used in estimating mineral reserves — consistent with large-scale, open pit mining practices for a porphyry deposit.

Mineral Reserve Estimates

Probable mineral reserve estimates for the El Galeno project are summarized by metallurgical mineral reserve type in Table 19.21.  Presently, none of the mineral reserves are classified as proven.  All inferred mineral resources are treated as waste.

Table 19.21

El Galeno Probable* Mineral Reserve Estimates by Metallurgical Mineral reserve Type

(above an internal NSR cutoff of $3.50/tonne)

Metallurgical	Mineral
Mineral reserve	reserve	NSR	Cu	Mo	Au	Ag	Waste	Total	Strip
Type	Ktonnes	$/t	%	%	g/t	g/t	Ktonnes	Ktonnes	Ratio
Leached	0	—	—	—	—	—	15,138	15,138	n/a
Partial Lch/Oxide	0	—	—	—	—	—	27,398	27,398	n/a
Supergene SST	236,599	7.93	0.55	0.015	0.11	2.44	47,355	283,954	0.20
Supergene Dacite	117,038	8.32	0.58	0.011	0.16	2.24	12,179	129,217	0.10
Primary Sulf SST	232,900	6.41	0.42	0.013	0.10	2.76	57,278	290,177	0.25
Primary Sulf Dacite	74,448	6.27	0.41	0.010	0.13	2.39	22,666	97,115	0.30
Total	660,985	7.27	0.50	0.013	0.12	2.51	182,014	842,999	0.28

* No mineral reserves are classified as proven.

The Farrat, Santa quartzite, Santa sandstone and Chimu lithologies were combined to report into the supergene and primary sulfide sandstone (SST) mineral reserve types.  Similarly, the Porphyry and Intrusive lithologies were combined into the dacite mineral reserve types

(supergene and primary sulfide).  About 54% of the mineral reserves are defined as supergene (secondary sulfide) mineral reserve types and approximately 71% are categorized as sandstones for metallurgical purposes.

At prices of $0.90/lb Cu, $5.40/lb Mo, $360/oz Au and $5.85/oz Ag, probable mineral reserves within the designed El Galeno ultimate pit total nearly 661 million tonnes grading 0.50% Cu, 0.013% Mo, 0.12 g Au/tonne and 2.51 g Ag/tonne.  The pit contains a total of 843 million tonnes of material, of which approximately 661 million tonnes are mineral reserves and 182 million tonnes are waste rock.  This results in an average stripping ratio of 0.28:1 (tonnes waste per tonne of mineral reserve).  Contained metal is projected at approximately 7.3 billion pounds of copper, 190 million pounds of molybdenum, 2.6 million troy ounces of gold and 53 million troy ounces of silver.  All of the mineral reserve estimates reported above are contained in the mineral resource estimates presented in Section 19.13.

It should be noted that the designed ultimate pit contains approximately 55 million tonnes of mineral reserve-grade inferred mineral resources that are treated as waste in Table 19.21.  If future in-fill drilling is able to convert 75-80% of these inferred mineral resources to an indicated or measured mineral resource classification, then the average stripping ratio would decline to only 0.20:1.  Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

All of the mineral reserve estimates presented in this report are dependent on market prices for the contained metals, metallurgical recoveries and mineral reserve processing, mining and general/administration operating cost estimates.  Mineral reserve estimates in subsequent evaluations of the El Galeno project may vary according to changes in these factors.  There are presently no other known mining, metallurgical, infrastructure or other relevant factors that may materially affect the mineral reserve estimates.

All of the reported mineral reserves are dependent on Northern Peru Copper Corp. receiving all necessary permits from Peruvian regulatory authorities for mining and mineral reserve processing operations.  However, there are presently no known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues that may materially affect the mineral reserve estimates presented in this report.

The mineral reserve estimates presented in this report were prepared by Mr. William L. Rose, P.E., Principal Mining Engineer for WLR Consulting, Inc.  Mr. Rose meets the requirements of an independent Qualified Person under Canadian NI 43-101 standards (see Certificate of Author in Section 24).  The mineral reserve estimates are as of February 19, 2007.

20.0                        OTHER RELEVANT DATA AND INFORMATION

20.1        MINING OPERATIONS

Mine Plan Overview

The El Galeno Project will be developed by large-scale, open pit methods.  The orebody is near surface with a low average stripping ratio of about 0.28:1.  Mineral reserve production is scheduled at 90,000 tpd, and total mined rock production (mineral reserve and waste) will generally range between 110,000 and 130,000 tpd.  Operations will be conducted on 15-m benches around the clock for 360 days per year.  Diesel-powered equipment will be used to maximize operating flexibility and reduce electric power infrastructure costs.  At the above mining rates, probable mineral reserves will allow a mine life of 20.4 years.

Unless otherwise specified, System International (SI) units of measurement were used throughout this study.  Tonnes refer to metric tons and ktonnes refer to thousands of metric tons.  All costs and prices in this section are reported in fourth quarter 2006 U.S. dollars and do not include any taxes.

Geotechnical Evaluation

Wyllie & Norrish Rock Engineers (W&N) performed geotechnical analyses leading to prefeasibility pit slope recommendations for the El Galeno Project.  These analyses were based primarily upon geotechnical data collected by Northern Peru Copper Corp (NPC) personnel during the course of the exploration and reserve core drilling programs performed in 2005 and 2006.  Prefeasibility-level recommendations were developed for overall slopes and inter ramp slopes along design sections that account for the primary rock types that will be present in the ultimate walls.  The slope designs herein are deemed to be accurate within ± 5°, well within customary practice for prefeasibility studies.  Design assumptions and slope recommendations were benchmarked against industry data wherever possible.

Sources of data for the geotechnical study included:

Geotechnical Borehole Logs:  Logs for holes GND-05-01 through GND-06-91 were provided by NPC.

Rock Strength: Point load strength data for boreholes GND-05-25 through GND-06-52 was provided by NPC.  Analysis of this data indicated unresolved discrepancies related to malfunction of the testing machine.  To replace this data set W&N developed a limited-scale testing program that was carried out under the direction of Vector Peru SAC by  Pontificia Universidad Católica del Peru´.  Based on this program design values for intact rock strength were assigned to the three primary rock types.

Rock Density: Reduced density values for holes GND-05-01 through GND-06-51 provided by NPC.

Groundwater:  A plan showing water levels for the period Sept-Nov 2005 was forwarded by NPC.  Vector Peru SAC provided modeling results for pore pressure distrutions within the pit walls after 20 years of mining (Model designated “C2”).

Structural Geology:  Mapping data entitled “Structural Data from El Galeno Project 2005” was received from by NPC.

Background Geology:  Report by W. T. Pratt entitled “El Galeno Copper/Gold Porphyry, Cajamarca, Northern Peru” dated September 2005.

Seismic Design Parameters:  Vector Peru SAC provided site data indicating a peak ground acceleration of 0.30g with a 10% probability of exceedance in 50 years (i.e. 500-year return period).

Geotechnical and geological data collected to date indicates the El Galeno Project site is favourable for the development of relatively steep pit slopes.   This assertion is based on:

•                  An almost total absence of major through-going faults;

•                  Widely spaced fractures as reflected by high Rock Quality Designation (RQD) and low fracture frequency (FF) values derived from the geotechnical core logging of over 90 boreholes;

•                  In-slope bedding dips for most pit walls as a consequence of the pit location in the core of an anticlinal structure; and

•                  The high intact rock strength for the quartzite and sandstone.

Recommendations:

Overall Slope Angles (toe-to-crest) :  Based on available rock quality data, overall pit slope angles should fall in the range of 38° to 42° for the east side of the pit and 40° to 45° for the west side.  The prefeasibility pit design by WLRC is consistent with these recommendations for overall slopes.

Bench Face Angles:   In the absence of consistent structural geology, it is recommended that a 65° bench face angle be adopted.  This value is compatible with most mining equipment.

Bench Height:   The rock quality is adequate to support double benching i.e. 30m bench heights.  To accommodate greater depths of poor-quality weathered rock in the lower relief areas, it is recommended that a single 15m bench with a 45° bench face angle be planned for the northwest and east/northeast sections of the pit perimeter.

Inter Ramp Angles:  These slopes will be constrained by the bench geometry and by stability considerations.

Mining Phase Designs

The Galeno ultimate pit and internal mining phases were designed to accommodate large-scale mining equipment operating on 15-m benches.  This equipment includes rotary blasthole drills that are capable of drilling holes up to 311 mm in diameter, 22-to 25-m3 hydraulic shovels and front-end loaders, and off-highway haulage trucks with payload capacities of 185 to 220 tonnes.

Mining Phases

Six mining phases define the extraction sequence for the Galeno deposit.  The first three phases target a high grade core characterized by predominantly supergene-enriched ore and low stripping ratios.  The remaining pushbacks define the ultimate pit limits and target mostly deeper, primary sulfide mineralization.  Most of the waste rock from Phases 2 and 3, plus the upper portions of Phase 4 above the 3815 m level, will be directed to the construction of the tailings dam and will be hauled over a road that will be constructed in the Kerosene basin.  The remaining waste rock, particularly after Year 10, will be hauled to the East dump area located near the ultimate pit, but south and southeast of the primary crusher.

Production Schedule

A mine production schedule was developed using WLRC proprietary software to simulate large-scale, open pit mining at Galeno on a yearly basis.  The scheduling program reads in mineral reserves tabulations for a series of cutoff grades by bench for each of the mining phases and analyzes advanced stripping requirements for a specified ore production rate.  An allowance of five days per annum was made for weather delays and/or shutdowns for holidays.  Otherwise, pit operations are scheduled around the clock.

No special blending criteria were established for the mill feed other than the ore must be secondary (supergene) or primary sulfide mineralization.  Leached and partially leached/oxide ore types were excluded from the mineral reserve estimates and, hence, from the production scheduling analysis. The mineral reserve estimates in the production schedule were defined by metal prices of $0.90/lb Cu, $5.40/lb Mo, $360/oz Au and $5.85/oz Ag and an internal NSR cutoff grade of $3.50/tonne.

The scheduling program analyzes the advanced stripping requirements for a given cutoff grade and mineral reserve production rate over the life of the mine and then sequences the necessary material movement on a bench-by-bench basis.

Table 20.1 summarizes the El Galeno mine production schedule for a 90,000 tpd mill feed and projects a mine life of 20.4 years.  The mineral reserves presented in this schedule are classified as probable; no proven reserves were classified in the deposit model.  All inferred material was treated as waste.  It should be noted that Table 20.1 does not show the rehandling of the approximately 1.43 million tonnes of sulfide ore stockpiled during preproduction.  About 925,000 tonnes of this stockpile will be reclaimed in Year 1, bringing the mill throughput up to 32.4 million tonnes.  The remaining 500,000 tonnes was left “on-the-books” as a run-of-mine stockpile inventory until reclaimed after mining is completed.  In actual practice, this inventory will be drawn down and replenished continuously over the mine’s life.

Time	Mineral Reserves >= $3.50/tonne NSR internal cutoff										Waste	Total	Strip
Period	Ktonnes	NSR $/t	% CuEqv	% Cu	% Mo	Au g/t	Ag g/t	Hg ppm	As ppm	Sb ppm	Ktonnes	Ktonnes	Ratio

PP	1,427	8.79	0.76	0.62	0.010	0.18	2.01	0.076	266	13.8	5,937	7,364	4.16
1	31,475	11.36	0.98	0.82	0.016	0.15	2.99	0.087	206	22.1	14,100	45,575	0.45
2	32,400	10.42	0.90	0.73	0.017	0.17	3.06	0.046	129	14.0	14,100	46,500	0.44
3	32,400	10.94	0.94	0.78	0.018	0.15	2.81	0.042	143	12.5	14,100	46,500	0.44
4	32,400	9.18	0.79	0.65	0.016	0.13	2.32	0.058	203	17.3	14,100	46,500	0.44
5	32,400	7.07	0.61	0.49	0.010	0.13	2.25	0.048	161	18.4	10,000	42,400	0.31
6	32,400	7.67	0.66	0.52	0.014	0.14	2.21	0.047	157	14.6	10,000	42,400	0.31
7	32,400	8.09	0.69	0.55	0.015	0.15	2.37	0.057	177	15.1	10,000	42,400	0.31
8	32,400	7.89	0.67	0.53	0.014	0.15	2.41	0.056	172	15.0	10,000	42,400	0.31
9	32,400	6.77	0.58	0.46	0.010	0.13	2.26	0.059	161	15.6	10,000	42,400	0.31
10	32,400	6.11	0.52	0.42	0.009	0.12	1.93	0.050	154	16.4	9,500	41,900	0.29
11	32,400	6.00	0.51	0.40	0.011	0.12	1.91	0.043	134	14.4	8,000	40,400	0.25
12	32,400	6.08	0.52	0.40	0.012	0.11	2.38	0.064	176	24.6	6,800	39,200	0.21
13	32,400	6.58	0.56	0.44	0.015	0.11	2.34	0.078	211	11.7	6,800	39,200	0.21
14	32,400	6.76	0.57	0.46	0.013	0.11	2.52	0.080	228	11.1	6,800	39,200	0.21
15	32,400	6.44	0.54	0.43	0.012	0.10	2.61	0.055	164	14.9	6,800	39,200	0.21
16	32,400	5.64	0.48	0.37	0.012	0.11	2.51	0.051	158	16.1	6,800	39,200	0.21
17	32,400	5.89	0.50	0.39	0.012	0.09	2.91	0.049	146	14.8	6,800	39,200	0.21
18	32,400	5.51	0.47	0.37	0.012	0.07	2.93	0.059	171	16.0	5,712	38,112	0.18
19	32,400	5.78	0.49	0.38	0.014	0.09	2.16	0.054	142	8.5	4,071	36,471	0.13
20	32,400	5.97	0.50	0.41	0.014	0.06	3.13	0.063	136	8.3	1,118	33,518	0.03
21	12,483	5.63	0.47	0.38	0.014	0.05	3.11	0.069	149	8.5	477	12,960	0.04

Total	660,985	7.27	0.62	0.50	0.013	0.12	2.51	0.058	166	15.0	182,014	842,999	0.28

Table 20.1 Mine Production Schedule
(Probable mineral reserves based on prices of $0.90/lb Cu, $5.40/lb Mo, $360/oz Au and $5.85/oz Ag.  Inferred mineral resources are treated as waste.)

Preproduction will require the excavation of about 7.4 million tonnes of ore and waste from Phases 1 and 2.  This excludes about 1.2 million tonnes (455,000 bcm) of external road cuts/fills for access to Phase 2 and connections with the tailings dam haulage road.  Peak stripping rates will occur during Years 1-4 where 14.1 million tpy of waste will be handled.  This stripping rate will decline to 10 million tpy during Years 5-9, stepping down gradually in Years 10 and 11 until levelling out at 6.8 million tpy during Years 12-17.  Only incidental waste will be encountered during the last four years of operations.

Mill head Cu grades during the first four operating years will be much higher than average as the high-grade core and predominantly supergene-enriched ore is developed.  Copper grades during the next four years will be near the average grade of 0.50% Cu, before declining thereafter.

Preproduction Mine Development

The preproduction period at Galeno will include stripping over 5.9 million tonnes of waste from the open pit and stockpiling about 1.4 million tonnes of sulfide ore.  In addition, external road construction will require about 1.2 million tonnes (455,000 bcm) of cut and 1.7 million tonnes (880,000 m3) of fill to be completed prior to Phase 2 development.

Approximately 187 hectares must be cleared and grubbed from the open pit area before mine development work proceeds.  Growth media will be placed into stockpiles located east of the primary crusher and in the Kerosene basin for future reclamation of road and waste rock storage areas.  The 187-hectare area excludes the waste rock dumps, tailings dam haul road, truck shop and primary crusher sites, which are covered under the plant facilities construction estimates.

About five months of preproduction (PP) operations are anticipated to perform the above work, including allowances for hiring and training mine crews.  Mine production rates will be about one half of normal levels, reflecting lower productivities while crews are trained.  The four mining crews will be built up gradually, with the first crew starting in PP Month 1.  Deliveries, vendor assembly and testing of most of the mine equipment must be completed prior to the start of preproduction.  This work will likely span a period of two to three months ahead of the mine’s preproduction operations.

Mine Equipment

Large-scale, open-pit mining equipment operating on 15-m benches will be used to develop the El Galeno mine.  A fleet of diesel-powered machinery was selected to minimize electric power infrastructure costs and to provide maximum flexibility in scheduling pit operations.  The selected fleet includes 311-mm-diameter rotary blasthole drills (capable of 55-60 tonnes bit loading), 21-m3 hydraulic front shovels, a 17-m3 front-end loader, 186-tonne off-highway haul trucks, 635- and 435-kW crawler dozers, 335-kW rubber-tired dozers, 200- and 165-kW motor graders and 80,000-liter water trucks.

Mine operations will be scheduled for two 12-hour shifts per day, seven days per week, 360 days per year.  A provision of five days per year was made for weather and holiday-related shutdowns.  Four crews, rotating between day and night shifts, will provide continuous operator and maintenance labour coverage for the mine.

A maximum of ten effective operating hours per 12-hour shift were used in the computation of equipment requirements.  This allows for lunch breaks, equipment fuelling and miscellaneous breaks, operator changes at the end of each shift, and other inefficiencies.  Some equipment, such as blasthole drills and loading units, have fewer effective hours as a result of nonproductive manoeuvring and/or area cleanup work.

Drilling

The rock at Galeno appears to be competent and will require large, crawler-mounted rotary blasthole drills for primary breakage.  These rigs should be capable of loading about 55 tonnes on 311-mm-diameter tri-cone bits.  A crawler-mounted pneumatic or hydraulic percussion drill will be needed for secondary breakage within the pit and for some external road construction and bench pioneering work.  Two blasthole rigs will be required throughout preproduction. An additional blasthole drill must be added at the beginning of Year 1, bringing the fleet to three units.

Loading

Hydraulic front shovels will be the primary loading units at the Galeno mine.  These 350- to 400-tonne machines will have 21-m3 buckets and the capability of loading 186-tonne haulage trucks.  Five-pass loading of haul trucks will yield an average productivity of 33,900 tonnes per shift.  At full production, typically two shovels will be in ore and the third unit will be stripping waste.  A 17-m3 front-end loader will provide backup capabilities to the shovels and perform miscellaneous road and sump construction and stockpile maintenance work.

Hauling

Ore and waste haulage will be handled by 186-tonne off-highway trucks.  Ore will be delivered to the primary crusher.  Most of the waste rock stripped from late preproduction through early Year 10 will be directed to the tailings dam.  All remaining waste (about 82 million tonnes) will be placed into waste-rock storage facilities.  The 186-tonne trucks (Caterpillar 789-class) were selected because of the availability of a high altitude engine package that allows near sea level performance, but with higher fuel consumption.  Truck fleet requirements vary considerably by time period.  Eight units will be needed in preproduction, increasing to a total of 11 units in Years 1-3, 12 units in Years 4-5 and to 13 units in Years 6-10.

Auxiliary Equipment

Auxiliary equipment support the mining operations by maintaining waste dumps, pit benches and haul roads, suppressing dust, dozing muck piles, developing new roads/ramps, levelling exploration drill pads, cleaning areas for blasthole drilling, constructing ditches and sumps, and other miscellaneous earthmoving on the project site.  Much of the heavy dozing work will be performed by four large crawler dozers.  Two rubber-tired dozers will be needed for cleanup in the loading areas, road patrol, safety berm maintenance and other light dozing duties.  Three 200-kW motor graders will be needed to maintain mine and tailings dam haulage roads.  One 165-kW motor grader is planned for maintaining plant and other small project roads.  A fleet of three 80,000-liter water trucks will be used to control dust in the mine and along the tailings dam haulage road.

Ancillary Equipment

Ancillary mine equipment will be used for blasting, equipment maintenance, ditch construction and clean-outs, crushing and spreading road surfacing material (aggregate), and miscellaneous earthwork and construction around the mine and plant sites.

Mine Manpower

Mine manpower requirements were estimated on the basis of working two 12-hour shifts per day, seven days per week, 52 weeks per year.  A standard, four-crew rotating work schedule will be used for around-the-clock coverage.  Each person will average 42 scheduled working hours per week, for a total of 2,184 hours per year, including vacation and holidays.  Operations and maintenance staffing levels were increased by seven percent to account for vacation, sickness and absenteeism (VSA).  Excluding preproduction and tailings dam waste haulage, mine staffing levels will range between 248 and 257 people.

20.2        RECOVERABILITY

According to the report on “Prefeasibility Testing on Porphyry Copper-Moly-Gold-Silver Containing Samples from El Galeno Project in Peru,” by Process Research Associates, Ltd., Richmond, British Columbia, all of the ores responded well to the recovery of copper by flotation, typical of copper sulfide ore deposits.  The recovery of molybdenum is economic but requires more development work.  The recoveries of precious metals to copper concentrate were typical.

A primary grind to a P80 of 130 microns was required to achieve the copper and molybdenum recoveries in the bulk flotation circuit.  Regrind of the bulk rougher concentrate to a P80 of 25 microns was required to obtain concentrates with copper grades above 30%.

Applying the recoveries achieved in the laboratory to the LOM mine production schedule by ore type, the estimated copper concentrate grade was an average of 33.0% copper, 5.8 g/t gold and 144 g/t silver, with estimated recoveries of 89.7% copper, 67.0% gold and 77.3% silver.  The recovery of molybdenum to molybdenum concentrate was estimated to be 53%.

The molybdenum grade in the Cu/Mo separation test concentrates was below 40% Mo due to high carbon content in the form of graphite.  The source of graphite cannot be traced to the orebody.  Graphite has not been identified in core samples by project geologists, or in the mineralogical examinations of the composite head samples.  Contamination of the molybdenum concentrate is suspect because graphitic material was processed in the pilot plant prior to the El Galeno Project testwork.  Excluding carbon from the concentrate analyses resulted in significant upgrade of the products.

Insufficient assay reject pulp sample quantity did not allow for duplicate testwork to eliminate contamination as the source of graphite.  It is reasonable to expect the grade of Mo in the molybdenum concentrate could reach 50% without carbon contamination.  Confirmation of the achievable molybdenum concentrate grade should be a priority in the feasibility stage of flotation testwork.

20.3        MARKETS

Northern Peru Copper Corp. (NPC) engaged H&H Metals Corp. (H&H) of White Plains, New York, to conduct a comprehensive study of potential markets for the Galeno Project concentrate products.  H&H is a metals trading company with extensive experience working with metals producers and refiners worldwide.  The resulting market study (“El Galeno Market Study,” December 6, 2006) included analysis and assessment of the following:

•                  Forecasts of worldwide concentrate production.

•                  Forecasts of worldwide concentrate demand by smelter region.

•                  Total smelter capacity by region, vs. committed mine production (current and projected)

•                  Forecasts of availability and costs for ocean shipping of products.

•                  Forward evaluation of treatment charges (TCs)

•                  Refining charges and discounts

•                  Typical concentrate sales contracts and representative payment terms and conditions.

Background

In order to complete a credible market study, NPC provided H&H with life-of-mine production schedules for copper and molybdenum concentrates, as well as laboratory analyses of these concentrates.  H&H was advised that Salaverry, Peru, would be the loading port, and NPC provided both the current and projected port and loading characteristics.  H&H was also advised that the availability of concentrates is projected as the fourth quarter of 2010 or first quarter of 2011.

Summary of Report Findings

In general, the evaluation by H&H presented a positive perspective for the concentrate marketing opportunities available to the El Galeno Project.  The key points in the report are as follows:

Forecasts of Metals Prices

Prices are essentially a function of supply and demand.  Factors affecting prices include inventory levels of metals, decreased supply due to production interruptions, increased world demand, and speculation.

A shortage of copper pushed prices up sharply between 2003-2005; however, supply has improved since 2005 and is expected to remain stable until about 2010.  At that time, H&H forecasts that demand will again exceed supply.  This will be due primarily to greatly increased demand by growing industries in China and India.  This suggests the timing of the start of production at the El Galeno Project (essentially the beginning of 2011) is very opportune.

Prices for molybdenum and gold are expected to remain stable and relatively strong for the foreseeable future; however, silver demand may slow in the next decade.

Forecasts of Marine Freight

The information provided by H&H was obtained primarily from Sudamercana de Vapores (CSAV), a shipping company that dedicates a major portion of its fleet to working with the main copper companies in Chile.  CSAV also belongs to an association that negotiates long-term freight contracts (3-5 years) in large volumes.

The rate information was based on using vessels with 12-meter draft and able to take on a cargo of 40,000 wet metric tons (wmt) at a loading rate of 1,500 wmt per hour.  The pricing was also based on fuel rates at $60/barrel of oil.  Rates were figured based on transporting to the primary Chinese, South Korean and Japanese ports.  Rates to Chilean ports would probably be about 10 percent less.  Rates to other ports, such as India, would probably be higher.

Based on the above, H&H estimated that rates during 2010-15 would be approximately $40 per wet metric ton (based on a Contract of Afreightment) for freight originating in Chile.  Per H&H, Salaverry rates would be 10 percent less.

Forward Evaluation of El Galeno Concentrates

Punitive penalty elements in copper concentrate include Pb+Zn, Sb, Hg, As and Bi.  Of these, only As exists in sufficient quantities in the EL Galeno Project copper concentrate to incur penalties.  The total combined treatment charge would be $92.90 per tonne, including As penalties.  The standard grade discount for Mo is ten percent.

Terms

Terms were presented as 90 percent CAD (assumed to be two weeks after the vessel is loaded); final payment when all the information about the concentrate is known (assumed to be 120 days after vessel is loaded).

World Concentrate Demand by Smelter Region

There are a high number of new smelter projects and planned expansions forecast for the remainder of the decade.  Should all of these go forward, there will be potentially a huge deficit in concentrates to feed these smelters.  The growth is primarily occurring in China and India, which together account for approximately 30 percent of the anticipated smelter needs in 2011.  Chinese expansion will increase by 147 percent over 2004, while Indian expansion will increase by 110 percent.  Western Europe and Japan also expected to have a high demand for concentrates.

Significant stocks of copper concentrate are expected to exist between 2006-09; however, after 2010, it is believed that inventories will be reduced, creating an increased demand for new concentrate sources.  These factors are expected to push TCs and RCs lower.  Various forecasters are predicting TCs/RCs to remain below the $70/7.0 range through 2011; however, $45/4.5 is possible if smelters do not curtail their expansion plans as expected.

Where to Market Concentrates

The concentrate quality projected at the El Galeno Project is marketable worldwide.  The analysis by H&H Metals indicates that there will be growth in concentrate demand in all twelve of the world’s smelting regions.  However, the most significant growth will occur in China (147 percent), India (112 percent), Western Europe (18.7 percent) and Eastern Europe (5.8 percent).  All of these regions will be net importers of concentrates from outside their regions.  China alone will require 3.1 million tons of copper contained in concentrates.

Accordingly, H&H has identified the following countries and smelters as potential targets for sale of El Galeno concentrates:

China:	Jinlong, Jiangxi, Yunnan Copper, Yaggu Xianguang.
India:	Birla-Dehej, Sterlite-Tuticorin
Western Europe:	Norddeutche Affinerie, Boliden-Ronnskar

20.4        CONTRACTS

To the best knowledge of Samuel Engineering at this time, Northern Peru Copper Corp. has not entered into any contracts for its potential concentrate products.

20.5        ENVIRONMENTAL CONSIDERATIONS

According to the Regulations for the Environmental Protection in Mining-Metallurgic Activity, the titleholder of a mining concession must submit an EIA prior to any mining exploitation or beneficiation activities.

Though the authority in charge of assessing and approving the EIA is the sectorial authority (in this case, the Ministry of Energy and Mines), a previous technical opinion must be issued by National Institute for Natural Resources (INRENA). The Ministry of Energy and Mines may require that INRENA’s findings or comments be included or considered in the project’s environmental management plan.

20.5.1      Baseline Data Collection

Pursuant to the above, NPC, through its subsidiary, Lumina Copper S.A.C., has completed or is currently conducting a number of environmental and socio-economic baseline studies since June 2005.  These include the following:

•                  Flora/Fauna Study by Montgomery Watson Harza (report issued in August 2005)

•                  Soil Classification Survey (completed as part of Category C Environmental Assessment in October 2006)

•                  Archeological Baseline Survey (completed as part of Category C Environmental Assessment in October 2006)

•                  Surface Water Quality and Streamflow Measurement by Montgomery Watson Harza (quarterly campaigns since June 2005 – most recent in January 2007)

•                  Revegetation Studies by independent consultant Kit Walther (ongoing since June 2005 – most recent report in February 2007)

•                  Meteorological Baseline Studies by Vector Engineering (commenced in October 2006)

•                  Socio-economic baseline studies (Social Context Analysis by Social Capital Group – first report completed in 4th Quarter 2006)

These studies will form the basis for the data collection required for completion of an EIA, which will be pursued in coordination with a bankable feasibility study and timed to support the project development plan.  The current schedule indicates that all baseline studies to support the EIA will be completed in the 1st Quarter of 2008.  The EIA is scheduled to be submitted by April 25, 2008.

The most critical baseline study work (both from the environmental and social perspectives) is water quality and streamflow measurement.  Since June 2005, NPC has been executing a quarterly surface water monitoring program with the objective of characterizing the natural (or baseline) conditions of surface waters within the El Galeno Project influence area and ensuring that the exploration activities do not negatively affect the quality of these waters.  Prior to publishing the February 19, 2007,  Prefeasibility Study,  six quarterly  monitoring events (June 2005, September 2005,  January 2006, March 2006, July 2006, and October 2006)  have been performed and results received.

The results of the analysis of the collected samples were compared with the guidelines established for irrigation and livestock drinking water (Class III) by the Ministerio de Salud (MINSA).  Quarterly baseline surface water monitoring results from June 2005 to date show no impact from exploration activities at El Galeno.  This program will be continued throughout the feasibility, construction and operational periods.

20.5.2     Other Environmental Considerations

Acid Generation Potential

The mineralized rocks in the El Galeno Project zone appear to have a natural acid-generating characteristic as evidenced from the low pH of the water in the lakes on the property.  In addition, evidence of secondary Fe minerals can be seen to be precipitating around the shore of the lakes.  It appears that this acid condition is natural and is related to surface outcrops of the mineralization.  No other potential sources of this contamination, such as small-scale mining, are evident.

Static acid-base accounting (ABA) testing appears to support the observation that the waste rock will have potential to produce acid.  Remedial actions recommended in the prefeasibility study include adding limestone or dolomite to control acid generation; other engineering controls have been incorporated in the prefeasibility design, such as capping to preclude infiltration of oxygen and water, collection and recycling of effluent to the process plant.  Kinetic testing is presently being carried out, and nearing completion, with the ultimate intention of determining the extent of the waste rock’s acid generating capacity and potential effluent characteristics over the life of the project to better develop any remedial actions.  Further work is required to determine if concentrator tailings are likely to be acid generating.

Water Treatment

Based on the process described in Section 18, no impacts of the mine and processing operation on downstream water quality are anticipated.  Water removed from concentrate will be treated and reused as appropriate.  Similarly, sewage water will be treated and either reused or appropriately disposed of.  A vigorous program of downstream water monitoring will be maintained to ensure that water downstream of the operation meets Peruvian quality standards.

Dust and Emissions Control

Mining operations and vehicle movements along site roads are anticipated to create dust during the dry season.  Dust will be mitigated through the use of watering trucks as necessary.  Vehicles will be equipped as necessary with emissions controls consistent with Peruvian requirements.  Dust generated by the crushing and conveying operations will be controlled by a combination of dust suppression and dust collection systems.  Emissions from all other process operations and process equipment, such as generators, will be controlled by other process equipment or process operations specified during detailed design.

Reclamation and Mine Closure

NPC has been practicing concurrent reclamation of completed drilling and other disturbed areas during its exploration programs.  To date, NPC has reclaimed more than 44,000 square meters of land area disturbed during exploration.  This program is ongoing and focused on sediment and erosion control.

The Mine Closure Regulations, regulations for the 2003 Mine Closure Law (#28090), were approved by Supreme Decree 033-2005-EM, published on August 15th, 2005.  With these Regulations, Peruvian environmental law now covers the entire mine life cycle.  The regulations establish the requirement that a mining operation may not start without an approved Closure Plan.  As part of the El Galeno prefeasibility study, Vector developed a conceptual closure plan.  The plan included costs for progressive reclamation of waste rock storage facilities and for final closure of the pit, process plant, waste rock storage facilities, tailing impoundment, barrow areas and access roads.  Post-closure costs for maintenance and monitoring were also included.   Table 20.2 details the scope and prefeasibility-level cost estimate for progressive and final closure; the total cost for closure is $68.56 million.

Table 20-2

COST ESTIMATE FOR PROGRESSIVE, FINAL CLOSURE AND POST-CLOSURE

Activity	Areas	Estimated Cost million US$
Progressive closure
2.5 year waste dump; profiling, limestone addition, capping, revegetation, diversion works, wetland	25ha	2.54
Maintenance and monitoring		10.24
Final closure
Open pit: revegetation, diversion works, safety fence	20ha	0.84
Process plant: dismantling, demolition, ground reclamation and revegetation	21ha	1.72
Waste dump: profiling, limestone addition, capping, revegetation, diversion works, wetland	100ha	8.79
Tailings impoundment: profiling, capping, revegetation, diversion works, vertical wetlands	500ha	35.27
Borrow areas: profiling, revegetation, diversion works	100ha	2.84
Access roads: profiling, recountoring, revegetation, diversion works	10km	1.2
Maintenance and monitoring		2.56
Post-closure
Maintenance and monitoring		2.56

The closure cost estimated in the El Galeno prefeasibility study totalled US$68.56 million, plus a 25-percent contingency. Under Peruvian law, the total amount that has to be guaranteed are the costs associated with any closure activities that occur after recovery of metals has ceased at the mine (final closure).  This specifically excludes the costs associated with closure activities that take place during the operational life of the mine (progressive closure), which were calculated to be US$12.78 million. Therefore, the bond (not including contingency) is estimated at US$55.78 million.   The following are acceptable forms of financial assurance:

•                  Standby Letter of Credit or other similar financial instruments;

•                  Bond issued by an insurance company and insurance policies;

•                  Trusts on cash, cash flow administration, goods (other than the mining concession or facilities), and securities (excluding those issued by the mining company itself), that will serve as a collateral; and

•                  Third party guarantees.

Financial assurance is required in the first 12 days of the year after the final closure plan is approved.  The approval process takes a minimum of 180 days.  Financial assurance is required before operations at the mine can start.  The final closure plan is updated after the first three years of operations and every five years thereafter.  The bond costs are recalculated based on these updates.

For the purposes of the prefeasibility study, NPC contacted international financial institutions to determine the availability and current rates for a Standby Letter of Credit for financial assurance.  The prevailing rate quoted was between 0.75% and 1.0%.  For the US$55.78 million required for EL Galeno, NPC assumed 1.0%, which totals US $557,800 per year and is included in the Proforma Cash Flow (Figure 20-1).

20.6        TAXES

Peruvian income tax was considered at 30% over the life-of mine.  IGV (Peruvian VAT) has not been considered in the capital and operating costs because it can be recovered within a reasonable amount of time; however, it has been considered in the cash flow model, particularly during the high-expenditure preproduction years.  NPC has not signed any tax stability agreement or investment agreements.

20.7        CAPITAL AND OPERATING COST ESTIMATES

Royalties in the cash flow model include Galeno and Molino NSR at 1-3%, Molino (2 Junior Companies) NSR at 1%, and Molino-Arenaza NPI at 6%.

Mine reclamation/closure is included in the cash flow model based on the prefeasibility conceptual reclamation and closure plan at $0.1315/tonne ore.

20.7.1  Capital Costs

The estimated cost to construct and commission the facilities described in this report is $993 million including contingency.

The range of accuracy (confidence) of the contingency analysis is deemed to be -2% to +13.9% therefore a contingency of 13.9% has been applied.  The accuracy level of the capital cost estimate is slightly better than the industry expected average of +25% as a result of the availability of historical information from similar projects completed recently.

The estimate is summarized in Tables 20.3 and 20.4, below:

Area/Description	Total ($Ms)
Direct Costs	469
Indirect Costs	253
Owner’s Cost	149
Subtotal	871
Contingency	121
Total Capital Cost	*993
Working Capital	Not Included
Total	993

Table 20.3 Summary of Initial Capital Costs

Includes $17,546,000 in spares and consumables ($975,510,000 without spares and consumables)

Work Type	Total ($Ms)
Earthwork	68
Concrete	56
Structural Steel	41
Buildings	25
Mechanical	187
Piping	33
Electrical	46
Instrumentation	13
Freight, Duties & Taxes	71
Contractor Indirects	53
Construction Camp	35
EPCM Services	76
Third Party Services	13
Preoperations & Commissioning	6
Owner’s Costs	149
Contingency	121
Total	993

Table 20.4 Summary of Initial Capital Cost by Work Type

20.7.2  Operating Costs

The results of the prefeasibility study show that a mine at Galeno will be a low-cost operation with C-1 cash costs (net of by-products) over the life of the mine averaging $0.51 per pound of copper mined.  The project benefits significantly from the low strip ratio, easy terrain, and close proximity to major infrastructure.  C-1 cash costs include at-mine cash operating costs, concentrate transportation and freight costs and all treatment and refining charges.  Operating costs were assembled for the mine and concentrator separately; however, both estimates were built up from the organizational chart and unit prices for commodities delivered to the mine site.  Operating costs (based on $/lb of payable copper) by area are summarized in Tables 20.5, and C-1 cash costs are shown in Table 20.6. William L. Rose, Raymond R. Hyyppa and Scott C. Elfen were the qualified persons responsible for these operating costs.

Description	$ x 1000 Amount	Units	LOM average cost
Mining	667,612	$/lb Cu	0.11
Mine waste Haulage to Tailings Dam	176,091	$/lb Cu	0.03
Processing	2,723,540	$/lb Cu	0.44
G & A	245,168	$/lb Cu	0.04
Closure Financial Assurance	11,380	$/lb Cu	0.002
Mine Reclamation & Closure	86,922	$/lb Cu	0.01
Total LOM	3,910,713	$/lb Cu	*0.63

Table 20.5 – Summary of Operating Costs

* Without by-product credits

Table 20.6 – Project cash costs net of by-product credits.

20.8                        ECONOMIC ANALYSIS

Alva Kuestermeyer from SRK Consulting developed a cash flow valuation model on the Project based upon the geological and engineering work completed to date.  The base case was developed using long term forecast metal prices of $1.35/lb for copper, $475/oz for gold, $8.50/oz for silver and $10/lb for molybdenum oxide.  Treatment charges of $93/t concentrate and $0.08/lb copper refining charges from the H&H El Galeno Marketing report are included in the cash flow.  The project’s LoM cash flow results are summarized in Table 20.7.  Refer to Figure 20-1, Cash Flow Table, in Section 26 for details.

Costs for acquisition of surface rights for the plant site and tailings impoundment areas shown in Table 22.1 are not included in this economic analysis.

Description	Units		Value
Gross Revenue	$000s		$10,303,758
Less Transportation, TC and RC Costs	$000s		$1,703,587
Net Smelter Return	$000s		$8,600,171
Less NSR Royalties (to Government)*	$000s		$220,205	*
El Molino NSR Royaly	$000s		$6,586
Gross Income from Mining	$000s		$8,373,380
Less Operating Costs	$000s		$3,910,713
Net Profit Before Depreciation/Amortization	$000s		$4,462,667
Less Depreciation/Amortization	$000s		$1,148,412
Less Employee Profit Sharing @ 8%*	$000s		$270,850	*
Less Net Profits Royalty	$000s		$14,128
Net Profit Before Taxes	$000s		$3,029,276
Less Income Tax @ 30%*	$000s		$930,195	*
Net Profit After Taxes	$000s		$2,099,081
Plus Add-back Non-Cash Depreciation/Amortization	$000s		$1,148,412
Less Capital Costs (including Sustaining)	$000s		$1,234,110
Less Working Capital (Year 1)	$000s		$14,696
Plus Salvage Value	$000s		$34,829
Plus Recapture Working Capital/Spares/First Fills	$000s		$32,242
Cash Flow	$000s		$2,047,097
IRR		%	18.1
NPV @ 5%	$000s		$922,695
NPV @ 8%	$000s		$556,038
NPV @ 10%	$000s		$383,482
NPV @ 12%	$000s		$250,776
NPV @ 15%	$000s		$104,982

Table 20.7 – Project  Economic Summary

                *  taxes = $1.421 billion

Table 20.8 shows the sensitivity of the base case NPV and IRR to changes in the copper price (8% real discount rate).

Table 20.8 – Copper price sensitivity.

Table 20.9 shows the results of sensitivity analysis to the following key project variables:

•                  metal prices

•                  production

•                  operating costs

•                  capital costs

•                  ore grade

	-10%	Base Case	+10%
Metal Prices	$284,327	$556,030	$827,734
(IRR)	13.5%	18.1%	22.4%
Production	$298,187	$556,030	$813,874
(IRR)	13.7%	18.1%	22.2%
Operating Costs	$654,462	$556,030	$457,599
(IRR)	19.6%	18.1%	16.6%
Capital Costs	$629,073	$556,030	$482,988
(IRR)	20.5%	18.1%	16.1%
Ore Grade*	$344,432	$556,030	$767,629
(IRR)	14.5%	18.1%	21.5%

Table 20.9 – Project Sensitivity (NPV @ 8% [000s] and IRR, %)

* Based on copper grade

The sensitivity analysis shows that the project is more sensitive to metal prices and production than either operating or capital costs.

Other costs are shown in the pro forma cash flow provided as Figure 20-1 in Section 26.

20.9        CAPITAL PAYBACK

Capital payback was calculated using the cash flow analysis model that was used to determine the Net Present Value and Internal Rate of Return of the Galeno Resource per the Prefeasibility Study.

An analysis of the cumulative cash flows was undertaken.  Based upon the cumulative free cash flows, positive cash flows are generated in 3.6 years.  The first three years are negative free cash flows, with a balance at the end of Year 3 of $(149,284,000).  In Year 4, free cash flow of $228,288,000 is generated with a cumulative free cash flow balance at the end of Year 4 of $79,004,000.  Thus, the free cash flow generated in Year 4 equates to a monthly average of $19,024,000.  The cumulative free cash flow would become positive in the 8th month; therefore, the capital would be paid back in 3.6 years.

20.10      MINE LIFE

The operating life of the mine has been estimated at 20.4 years.

The extent of the El Galeno copper/gold/molybdenum/silver deposit is well defined however the potential for polymetallic vein or carbonate replacement deposits exists in the periphery of the El Galeno porphyry system.

20.11                 INFRASTRUCTURE

Project execution will require improvement to existing infrastructure and construction of new features.  Those identified at the scoping level include:

Site Access Roads

The El Galeno main access from Cajamarca to the mine site will be routed to and around La Encañada. The road from Cajamarca to La Encañada is a gravel road that is being paved by the Cajamarca Regional Government. This segment will be built to standard Peruvian highway design with a paved width of approximately 6 m.

Two potential routes from La Encañada to the mine site were developed during the scoping study.  The northern route from La Encañada to the mine travels through several small communities, the largest being Magmamayo, Sogorón and Rodacocha.  The southern route from La Encañada to the mine site travels past the Michiquillay mine site and Gold Mill project (Newmont).  Based on potential social benefits the northern route formed the basis for the scoping study.

During the prefeasibility study, the impact of increased daily traffic volumes, including an additional average of 40-45 high-axial-load trucks over the LOM for concentrate transport changed the dynamics of the road interaction with local communities.  The southern route (fewer communities) was selected to reduce potential conflicts (accidents) with local communities.  In addition, there are two potential mines along this access, which in the future could share the road maintenance costs.  The road will be a standard gravel road.

Onsite Roads

A number of roads would be constructed on the site in order to service the mine, process plant, and other facilities.  These roads will be gravel, mostly six meters in width, and would incorporate shoulders and surface water diversions.  These would include the following:

•                  roads in and around the process facilities;

•                  a road from the process plant site to the mine site;

•                  several short roads from the mine pit to the primary crusher, truck shop, and waste dump; and

•                  a tailings service road from the tailings dam to the plant site.

Power Supply

Samuel Engineering developed a list of electrical loads for the El Galeno Project, including load factors and utilization factors for each piece of equipment or facility.  Total connected, peak, and average running loads were used to investigate power supply options for the El Galeno Project.

Meetings were held with the Ministry of Energy and Mines – General Direction of Electricity (MEM-DGE), Consorcio Energetico de Huancavelica S.A. (CONENHUA), two holders of current concessions for developing new hydroelectric projects (Electricidad Andina S.A. and Hidroeléctrica Marañón S.R.L.), and the regional utility provider in Cajamarca.  CONENHUA is a transmission company that currently provides power to Minera Yanacocha’s operations near Cajamarca.  Presently there is inadequate transmission capacity in northern Peru for development of large commercial projects such as El Galeno.  Even if the transmission system had been adequate, there is not enough generation capacity in northern Perú to support further development in the Cajamarca mining district.

MEM-DGE has an approved ten-year plan for investment in improving the Peruvian national power grid.  Both MEM-DGE and CONENHUA identified the Vizcarra-Huallanca-Cajamarca-Carhuaquero 220-kV transmission line as the best technical option to provide reliable transmission capacity for commercial projects in northern Perú, as it would create a loop in the northern electrical grid.  Presently, MEM-DGE has included the construction of this transmission line in the year 2012.  However, it is possible to advance the priority due to an important investment’s need.

In Peru, private transmission, generating, or utility companies may acquire the concession to construct and operate a transmission line by participating in a competitive tendering process administered by MEM-DGE.  This process has been employed previously on at least three known occasions.  The term and return on investment are specified by MEM-DGE with the successful bidder earning the right to construct and operate the transmission line for a period of 30 years, after which the ownership of the transmission line reverts to the government of Perú.  According to direct communication received from CONENHUA, it has already begun the process of acquiring the transmission concession.

Independent of discussions with MEM-DGE and CONENHUA, CESEL Ingenieros, a multidiscipline Peruvian engineering firm, was engaged to evaluate power supply options for the Galeno Project.  CESEL has completed a number of similar studies, including analysis of power supply options for Antamina.  CESEL is extremely familiar with the Peruvian electrical grid and has worked closely with MEM-DGE on issues related to the grid.

CESEL identified five power supply alternatives, one of which is construction of the Vizcarra-Huallanca-Cajamarca-Carhuaquero transmission line.  CESEL’s independent evaluation identified this option as the best technical (however not most inexpensive) alternative.  CESEL also identified the opportunity to have the transmission line constructed and operated by a third party, with the third party’s capital investment recovered in the electrical power cost over as much as a 30-year period (current mine life of Galeno is 20.4 years).

MEM-DGE’s ten-year expansion plan also provides for additional power generation.  CESEL has highlighted the planned commissioning of the 150-MW thermal power plant at Zorritos in 2008 as potential additional power for the El Galeno Project.  Additionally, CESEL identified the 195 MVA Santa Rita hydroelectric station as an additional supply source.  Although not shown in MEM-DGE’s plan, construction was started in the third quarter of 2006; commissioning is scheduled for 2010.

Also according to CESEL, additional supply from Ecuador may be possible after interconnection with Ecuador in 2008.

In separate communication, CONENHUA has stated that it is actively evaluating numerous hydroelectric projects.  With Zorritos, Santa Rita, potential additional capacity from interconnection with Ecuador, and CONENHUA’s active interest in developing additional hydroelectric generating capacity for northern Peru, sufficient generation capacity should be available to support the El Galeno Project.

Fresh Water Supply

Fresh and makeup water will be pumped from a fresh water containment in the Rio Grande drainage. Supplemental water will be collected from an additional catchment downstream in the same drainage and pumped to the fresh water containment via vertical turbine pumps and a carbon steel pipeline.

The pumping system from the fresh water containment will be sized to take advantage of the maximum expected precipitation in the wet seasons to capture water for storage in the tailings impoundment for use as makeup water in the dry seasons.  Two stages of vertical turbine pumps will deliver captured water to a fresh water pump station through a carbon steel pipeline at the height of the initial tailings impoundment starter dam. The concentrator fresh water requirement will be pumped via vertical turbine pumps and a carbon steel pipeline directly to the fresh water pond at the concentrator site. The remaining available water will be directed to a reclaim water pumping station for transfer to the process water pond via two stages of vertical turbine pumps and a carbon steel pipeline. Water in excess of the concentrator requirement will be directed to the tailings impoundment for storage.

Mine Waste Rock Storage

The majority of the waste rock produced is from the development of the open pit.  The quantity of waste rock generated over the life of the project is approximately 182 million tonnes.  Unsuitable soils coming from the construction of site facilities will be deposited in unsuitable soil stockpiles.  The majority of the unsuitable soil material will be topsoil.  Over the life of the project approximately five million tonnes of unsuitable material will be generated.  This material can be used at closure for reclamation of facilities.  Inferred ore-grade material within the designed ultimate pit, which is included in the above 182 million tonnes of waste stripping, totals about 55 million tonnes.  The feasibility study infill drilling program is designed to increase as much of the inferred mineral resources to indicated mineral resources as possible.

Although the stripping ratio is relatively low, a large amount of waste rock is produced, which requires a large space for disposal.  Three facilities will be used to dispose of waste rock generated from mine activities. The disposal facilities include the 2.5-year stockpile, the 17.5-year stockpile, and the main tailings dam.  Approximately 77 million cubic meters of rock are required to build the tailings dams.

Onsite Camp Facilities

Camp facilities will be constructed to house a total of approximately 230 persons.  This will accommodate 50 percent of the total operations shift workforce, which will be divided into four shift teams.  At any given time, two of the teams will be onsite, alternating 12-hour shifts, while the other two teams are away from site.  The camp will include sleeping berths for shift supervisors, operators and labourers, as well as kitchen, dining and recreational facilities.  Supervisory personnel will be quartered two per room, while operators and labour will be quartered four per room.  Several rooms will be available for visitors.  Camp facilities will be constructed in modules by a specialized provider of remote camp facilities.  The buildings will be constructed offsite and assembled on concrete pads, where they will be connected to site utilities.  Camp operations, such as meal preparation, cleaning and maintenance, will be performed by an outside contractor.

Employee Housing and Transportation

Housing in Cajamarca, La Encanada, and other local communities is presently insufficient to accommodate the total number of workers that will be employed by the Galeno Project and their families.  To offset this lack of housing, the El Galeno Project will fund the construction of additional housing in Cajamarca and La Encanada.  Of the total workforce that is assumed to reside in Cajamarca (primarily management, supervisory and technical staff), approximately 25 percent are estimated to require housing beyond what is expected to be available.  Of the total workforce assumed to reside in La Encanada (primarily operators and labour), approximately 85 percent is assumed to require new housing.  Costs to provide this housing have been considered in the capital cost estimate.

Employees will be transported to and from the site using a fleet of ten 30-passenger busses, as well as pickup trucks and passenger vans.  The busses will be used primarily to transport operators and labourers from La Encanada and other communities to and from the site.  At any given time, 50 percent of the shift workforce will be onsite, and the remaining 50 percent will rest offsite.  The actual rotation schedule has not been determined for this report; however, the rotation of personnel between offsite and onsite will be accomplished primarily by bus.  Busses will also be used to transport some day-working administrative and technical personnel.  Most senior managers, and some other supervisory/technical personnel, will have pickup trucks to use for their commutes and for onsite use; these persons will also be anticipated to provide transportation to site for a number of other day-working personnel.

21.0        INTERPRETATION AND CONCLUSIONS

The El Galeno property contains a copper-gold-molybdenum bearing porphyry deposit resulting from hydrothermal activities related to the intrusion of dioritic rocks into a host suite of sedimentary limestones, siltstones and quartzites.  Deeper hypogene mineralization, comprised of pyrite and chalcopyrite, tends to occur near the boundaries of the main porphyry intrusive.  The primary mineralization tends to grade into an overlying zone of enrichment in which secondary copper minerals, chalcocite and covellite, are present.  There is evidence of a near-surface leach cap and an oxide zone but these are both relatively minor and somewhat poorly developed.

The processing plant design for the project is based on typical treatment of porphyry deposits: a copper/molybdenum (Cu/Mo) sulfide concentrator including gyratory crushing, SABC comminution, bulk Cu/Mo flotation, Cu/Mo separation, and filtration of concentrates for shipment via trucks to the port for loading on ocean vessels.  The plant is designed to process 90,000 tpd of ore for the 20.4-year life-of-mine project. The copper concentrate will contain significant gold and silver credits.  A separate molybdenum concentrate will be produced.

The recent drilling program has been successful in establishing an indicated resource that is almost 90% of all resources for the property.  This increase in confidence in the mineral resource results provides for better decisions related to the ongoing technical and economic evaluations.  The additional drilling information has also better defined the overall limits of the inferred mineral resources and reduced the potential for additional significant extensions of the deposit.

At a prefeasibility level of mine planning, probable mineral reserves for the Galeno project are estimated at about 661 Mtonnes grading 0.50% Cu, 0.013% Mo, 0.12 g Au/t and 2.5 g Ag/t above an internal NSR cutoff of $3.50/t (contained metal at these grades is projected at approximately 7.3 billion pounds of copper, 190 million pounds of molybdenum, 2.6 million troy ounces of gold, and 53 million troy ounces of silver).  None of the reserves are classified as proven at this stage of evaluation.  Waste stripping is projected at about 182 Mtonnes, for a stripping ratio of 0.28:1.  Inferred mineral resources within the designed ultimate pit, which is included in the above 182 Mtonnes of waste stripping, totals about 55 Mtonnes.  The pit was designed on the basis of $0.90/lb Cu, $5.40/lb Mo, $360/oz Au and $5.85/oz Ag metal prices.

A mine production schedule was estimated from mining phase designs and probable reserve tabulations, indicating a mine life of 20.4 years at an ore processing rate of 90,000 tonnes per day (32.4 Mtonnes per year).  Mill head grades during Years 1-3 will be about 50% higher than average.  As determined in the prefeasibility study, total preproduction stripping and ore stockpiling tonnages will be low at about 7.4 million tonnes (1.43 million tonnes to the ore stockpile, and 5.94 million tonnes to waste).  About 1.2 million tonnes of additional excavation will be required for external mine access roads and connections to the tailings dam haulage road.  Peak stripping rates will occur during Years 1-4 where 14.1 million tpy of waste will be handled.

The metallurgical testing indicates that the average LOM metal recoveries will be approximately 89.6% for copper, 52.9% for molybdenum, 67.0% for gold, and 77.3% for molybdenum.  Average annual LOM production rates are estimated to be 144,353 tonnes of copper, 2277 tonnes of molybdenum, 82,324 ounces of gold, and 2,021,573 ounces of silver.

The total life-of-mine (LOM) capital cost is estimated at $1.249 billion, which includes $975.5 million during preproduction (initial capital), $14.7 million for working capital, and $258.6 million in sustaining capital over the LOM.  The total LOM operating cost is estimated at $3.911 billion, or $5.917/tonne ore.  Base-case NPV (at 8% discount rate, $1.35/lb Cu, $10/lb MoO3, $475/oz Au, and $8.50/oz Ag) is estimated at $556.0 million.  Base-case IRR is estimated at 18.1%.  The range of accuracy (confidence) of the contingency analysis is deemed to be -2% to +13.9% therefore a contingency of 13.9% has been applied.  The accuracy level of the capital cost estimate is slightly better than the industry expected average of ±25% as a result of the availability of historical information from similar projects completed recently.  The sensitivity analysis shows that the project is more sensitive to metal prices and production than either operating or capital costs (ref Sec 20.8 Economic Analysis).

22.0        RECOMMENDATIONS

Based on the results of this NI 43-101 compliant Technical Report, SE recommends that NPC undertake a feasibility study to further refine the data.  Consistent with this recommendation the following work and studies should be commissioned as the project moves forward:

•                      Continue drilling to confirm the deposit size and expand the Measured and Indicated Mineral Resources, primarily through an in-fill pattern.

•                      Conduct geotechnical drilling, rock-strength testing, hydrological studies, and detailed geologic and structural mapping to support feasibility-grade slope angle recommendations for the open pit.

•                      Advance mine engineering studies to feasibility level.

•                      Conduct detailed metallurgical testing.

•                      Advance process engineering and infrastructure requirements to a feasibility level of design.

•                      Conduct feasibility-level geotechnical and hydrogeological investigations and advance tailings and mine waste-rock storage facility designs.

•                      Conduct detailed environmental and socio-economic studies consistent to support completion of a formal Environmental Impact Assessment and all permitting requirements.

•                      Advance capital costs, operating costs and project economics to a feasibility level

•                      Acquire surface rights for the plant site and tailings impoundment areas (as discussed in Section 6.5).

•                      Conduct exploration drilling for deep skarn targets

The following specific recommendations for feasibility work have been provided by consultants contributing to the prefeasibility study and technical report:

Mine Planning and Pit Design

In addition to the drilling and geotechnical recommendations listed above, drillability tests should be conducted on representative rock samples to provide better estimates of blasthole drill performance to support equipment selection and fleet sizing.

Metallurgical Testwork

Detailed metallurgical testwork on samples from the new metallurgical drilling campaign should be planned to confirm results from the prefeasibility metallurgical testwork.

More detailed metallurgical testwork should be completed in the following areas:

•                  Primary crushing and grinding;

•                  Bulk copper/molybdenum flotation;

•                  Regrinding;

•                  Cu/Molybdenum separation;

•                  Mineralogy;

•                  Thickening;

•                  Filtration; and

•                  Copper concentrate pulp rheology.

Samples for these tests should come from 30 to 35 PQ core holes scattered in a more or less regular pattern throughout the resource.  The tests will use composite samples to assist in continued flowsheet development.  Samples should be mixed into composites representing the six ore zones (Secondary Mineralization in Dacite, Primary Mineralization in Dacite, Secondary Mineralization in Sandstone, Primary Mineralization in Sandstone, Starter Pit and Quartzite).  The Starter Pit sample should be selected from within the zone identified for mining during the initial three-year period

Crushing

Alternative primary crusher construction methods and dump pocket capacity should be reviewed at the feasibility level.

Grinding

The information gained in the prefeasibility study can be used as guidance for future metallurgical testwork.  A coordinated effort to further investigate copper and molybdenum recoveries as a function of grind, and the economics of primary grind size, should be planned.

Additional tests are required for flowsheet development to further define or refine the existing grinding circuit

The potential for reducing the capital cost of the grinding circuit by using one grinding line in place of the two shown in the prefeasibility study should be studied.

A trade-off study comparing the installation and operation of high pressure grinding rolls (HPGR) in place of SAG mills should be investigated.

Flotation

Additional tests are required for flowsheet development to further define and refine the existing flowsheet.  The testwork should be conducted on six new composite samples prepared from the PQ core holes selected to be representative of the resource.

The flowsheet in the prefeasibility study includes column flotation cells in the bulk copper/molybdenum and molybdenum cleaning circuits.  Development work in a metallurgical flotation lab experienced with column-cell testwork and equipped with pilot column cells should be scheduled.

Mineralogy

More information is needed on the mineralogical composition of various samples.  The four composites representing the primary and secondary copper mineralization should be submitted for examination.  Also, samples of the locked-cycle bulk copper/molybdenum concentrates, the copper concentrate and the molybdenum concentrate should be evaluated.  Each of the samples should be quantitatively assayed for Ag, Au, Cu, Mo, Fe, Pb, Sn, As, Sb, K, Mg, Mn, Na, Al, Ca, S, and insol.  Also, the samples should be analyzed qualitatively for Ba, Be, Bi, Cd, Co, Cr, Hg, Ni, P, Sc, Sn, Sr, V, W, Y, and Zr.

Thickening Tests

Samples of the copper concentrate should be subjected to a series of settling tests to further define the thickener sizing data.  A flocculant screening should be done on each of the four locked-cycle tailings to determine the best type of flocculant.  Then, at least four flocculant dosages should be added to determine the optimum dosages.  Also, each of the two concentrates must be evaluated in a similar manner.

Copper Concentrate Filtration and Rheology

Samples of the copper concentrate should be sent to three vendors for copper filter sizing.  Only high-pressure filtration should be evaluated since the concentrate will be shipped by ocean freight and must be at the lowest possible moisture content

Metallurgical Balance

A metallurgical balance of sufficient detail is required to support a more detailed equipment list.  This will allow better definition of major mechanical and electrical equipment for obtaining budgetary quotations.

Bulk Rougher Flotation Concentrate Regrinding

Testwork to determine the hardness of the bulk rougher flotation concentrate should be performed to properly size the regrind circuit.

Copper/Molybdenum Separation

A comprehensive flotation test program should be planned to gain a better understanding of molybdenum response and the potential contribution to the project economics.  In particular, upgrading the molybdenum concentrate compared with the low concentrate grades obtained in the prefeasibility testwork should be a priority.

Copper Concentrate Arsenic Content

Testwork should be initiated to lower the arsenic content below the level that triggers a smelter treatment penalty.

Tailings Thickener Design

A comparison of the capital costs, operating costs and performance of conventional and high-rate thickeners should be completed.

Subsurface Soil Conditions

Additional subsurface soil condition tests should be performed.  This should be in the form of bore holes and test pits in addition to those conducted for the prefeasibility study.  Test results will determine soil types where major excavation work is required so that mass earthwork costs may be better defined.  Also, load-bearing capacity and dynamic analysis should be performed where major dynamic loads will be imposed, such as the grinding mills.  Geophysical testing is recommended for the crusher and grinding areas.  This should consist of seismic refraction and down-hole tests.  Electric resistivity testing might be required for the plant site.  Additional piezometers (vibrating or standpipe) installation should be considered to develop a better understanding of groundwater conditions in the project area.

Plant Location

The plant location should be reviewed with respect to the impact on the surrounding communities and to lower operating costs.

Water Supply

Several potential sources of water have been identified; however, additional investigations and flow measurements should be performed to better quantify available volumes and sources.

Concentrate Transport

Although a trade-off study of transportation methods was completed during the scoping study, an updated trade-off study to further compare the economics of trucking copper concentrate to the port vs. transport in a concentrate pipeline, with more recent cost data, should be performed.

Onsite Concentrate Leaching

Several technologies for leaching concentrate are reaching commercial status. Economic evaluations to compare the appropriate onsite leach circuits for the El Galeno Project with treatment of concentrate at a toll smelter should be performed.

Seismic Hazard Analysis

A seismic hazard analysis should be performed for the feasibility study to include the following information and studies:

•                  Revision of the regional tectonics;

•                  Evaluation of seismic sources;

•                  Revision of the historical seismicity;

•                  Revision of the updated seismic catalogue;

•                  Probabilistic and deterministic analyses;

•                  Maximum ground acceleration determination; and

•                  Seismic design parameters for buildings and earth structures (dams, waste-rock facilities).

Environmental Studies

Feasibility-level studies to support a formal Environmental Impact Assessment and permitting activities should be performed.

Socio-Economic Studies and Community Relations Program

Feasibility-level socio-economic studies to support a formal Environmental Impact Assessment and permitting activities should be performed.  A comprehensive community relations and public disclosure program should be conducted, consistent with Peruvian requirements and the recommendations of expert consultants.

Table 22.1. shows the NPC Feasibility Study Summary of Expenses for the period January 2007 through June 2008 based on the recommendations in this Section of this Technical Report.  Land surface rights acquisition costs are not included in the economic evaluation in this Technical Report.

TABLE 22.1

FEASIBILITY STUDY SUMMARY OF EXPENSES

EXPENSE	US$
Feasibility Study
Labour, camp and overheads	$2,152,075
Drilling	$3,417,925
Management	$634,500
Engineering	$1,632,000
Pit slope geotechnical	$300,000
Resource estimate	$42,500
Mine design & reserve	$80,000
Hydrogeological & geotechnical	$375,000
Metallurgical testing	$458,000
Environmental, permitting & social	$550,000
Other costs	$300,000
Technical support - consultants	$463,300
Project Management	$122,373
Contingency	$585,848
Total Feasibility Study	$11,113,521

Land Acquisition costs	$4,114,000

Exploration drilling	$508,475

Working Capital and General Corporate Expenses	$1,486,207

Total	$17,222,203

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Davies, R. C., and Williams, P.J., 2005. The El Galeno and Michiquillay  porphyry Cu–Au–Mo deposits: geological descriptions and comparison of Miocene porphyry systems in the Cajamarca district, northern Peru . Mineralium Deposita Vol. 40, pp. 598 –616.

Davis, B. & Sim, R., 2006. Technical Report, El Galeno Copper-Gold Property. Report by Norwest Corporation for Northern Peru Copper Corporation, April 21, 2006, 104 p.

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IILA-SENAMHI-UNI (1983).  La Hidrología del Perú.

Jaillard, E., and Soler, P., 1996. Cretaceous to early Paleogene tectonic evolution of the northern Central Andes (0-18°S) and its relations to geodynamics: Tectonophysics, v. 259, p. 41-53.

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Lambe T. W. & Whitman R.V. (1969), “Soil Mechanics”, John Wiley & Sons.

Love, D. A., 2004. A Draft Revised Geological Model for the El Galeno Porphyry Cu Deposit, Cajamarca Department, Peru, and a Proposed In-Fill Diamond Drilling Program. Report for Lumina Copper Corporation, 21 June 2004, 37 p.

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Metcon Laboratories, August, 1988. Preliminary Metallurgical Testwork with Sample of El Galeno Ore. North Compañia Minera S.A. internal report.

Mineria Magazine, Feb 2003, Issue 23, page 305

Mining Association of Canada, 1998, A Guide to the Management of Tailings Facilities.

Mining Magazine, Jan 2002, Peruvian Mining Industry, Vol 186, No. 1

Mining Magazine, May 2002, Latin American Gold and Silver, Vol 186, No. 5

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Mollohuanca, W., 2005, Informe: Modalamiento de la intensidad de vetillas. Northern peru Copper Corp. Internal report

Mukasa, S.B., Vidal, C.E., and Injoque-Espinoza, J., 1990, Pb Isotope Bearing on the Metallogenesis of Sulphide Ore Deposits in Central and Southern Perú, Economic Geology, vol 85, 1990, pp. 1438-1446.

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MWH PERU S.A., March 2006, Informe De Monitoreo Trimestral De Calidad De Auga Superficial, Proyecto El Galeno.

MWH PERU S.A., July 2006, Informe De Monitoreo Trimestral De Calidad De Auga Superficial, Proyecto El Galeno.

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24.0        DATE AND SIGNATURE

Signed certificates in respect of this report have been included at the end of this report.

25.0                        ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

As El Galeno is still in the prefeasibility stage, there is no information applicable to this section.

26.0        ILLUSTRATIONS

Figure 6-1	El Galeno Location Map
Figure 6-2	El Galeno Land Tenure Map
Figure 6-3	El Galeno Environmental Permitting Schedule
Figure 7-1	El Galeno Topography, Access and Location Map
Figure 8-1	Site Layout Plan (April 1998)
Figure 9-1	Regional Geology Map
Figure 9-2	Property Geology Map
Figure 9-3	Relationship of Relative Ages of Porphyry Intrusions, Alteration and Veins
Figure 9-4	3D View of Shape of El Galeno Porphyry Intrusive
Figure 9-5	Geology Model Section 9228600N
Figure 13-1	Surface Topography and Drill Hole Location Map
Figure 13-2	Drill Hole Plan
Figure 18-1	Concentrate Assays
Figure 18-2	Process Design Criteria
Figure 18-3	Process Flowsheet
Figure 18-4	Possible Facility Locations
Figure 19-1	Topo
Figure 19-2	Galeno Geology Model
Figure 19-3	Min Zones
Figure 19-4	DH Topo Plan
Figure 19-5	Hole Types
Figure 19-6	Boxplot of Copper by Mineral Zone
Figure 19-7	Au Rock Boxplot
Figure 19-8	Au Min Zone Boxplot
Figure 19-9	Mo Boxplot
Figure 19-10	Contact Profile Copper in Leach-Oxide
Figure 19-11	Contact Profile Copper in Oxide-Supergene
Figure 19-12	Contact Profile Copper in Supergene-Primary
Figure 19-13	Model Limits
Figure 19-14	Grade Tonnage Comparison of Recovered Copper
Figure 19-15	Grade Tonnage Comparison OK IDW NN Copper
Figure 19-16	Grade Tonnage Comparison OK IDW NN Gold
Figure 19-17	Swath Plot Copper East
Figure 19-18	Swath Plot Copper North

Figure 19-19	Swath Plot Copper Vertical
Figure 19-20	FC Shell – Base Case - $0.90 CU
Figure 19-21	Ultimate Pit Plan
Figure 20-1	Cash Flow Table

Northern Peru Copper Corporation - El Galeno Project

Task Name	Duration	Start	Finish	Predecessors

El Galeno Project	1141 days?	Mon 01/01/07	Mon 16/05/11
Schedule inception date	0 days	Mon 01/01/07	Mon 01/01/07
Exploration	340 days	Mon 08/01/07	Fri 25/04/08
Feasibility Study	300 days	Mon 08/01/07	Fri 29/02/08
Compilation	289 days	Mon 08/01/07	Thu 14/02/08	2FS+1 day
Review	10 days	Fri 15/02/08	Thu 28/02/08	5
Completion	0 days	Fri 29/02/08	Fri 29/02/08	6
Baseline & EIA Production	340 days	Mon 08/01/07	Fri 25/04/08	4SS
Baseline & EIA Development	340 days	Mon 08/01/07	Fri 25/04/08
Completion and submission of EIA document	0 days	Fri 25/04/08	Fri 25/04/08	9;7SF
Construction (including commissioning)	612 days?	Tue 25/11/08	Wed 30/03/11
General Construction	364 days?	Tue 25/11/08	Fri 16/04/10
Civil contract bid and awarded	41 days?	Tue 25/11/08	Tue 20/01/09
Establish roads	345 days?	Mon 22/12/08	Fri 16/04/10	30
Establish site workshops + temporary facilities	7 mons	Thu 26/02/09	Wed 09/09/09	37
Establish explosives magazine	1 mon	Fri 27/02/09	Thu 26/03/09	15SS+1 day;52
Commence pre-strip (and plant site works)	5 mons	Fri 27/03/09	Thu 13/08/09	15SS+1 day;16;37
Camp and Road Construction	259 days	Tue 06/10/09	Fri 01/10/10
Construction	12,95 mons	Tue 06/10/09	Fri 01/10/10	37
Construction of Processing Facility (excluding commissioning)	387 days	Thu 09/04/09	Fri 01/10/10
Establish temporary facilities	8,6 mons	Thu 09/04/09	Fri 04/12/09	35;37
Bulk Earthworks and Roadworks	12,95 mons	Tue 06/10/09	Fri 01/10/10	17;21SS+1 day;35;37
Process plant and infrastructure	11,8 mons	Wed 07/10/09	Wed 01/09/10	22SS+1 day
Practical completion	0 days	Wed 01/09/10	Wed 01/09/10	23FF-1 day
Commissioning	7,5 mons	Thu 02/09/10	Wed 30/03/11	24
Operation	0 days	Wed 30/03/11	Wed 30/03/11
Full operation	0 days	Wed 30/03/11	Wed 30/03/11	36;35;37;25
Permitting	1141 days	Mon 01/01/07	Mon 16/05/11
EIA approvals - 120 calendar days	88 days	Mon 28/04/08	Wed 27/08/08	10
EIA approved	0 days	Wed 27/08/08	Wed 27/08/08	29
Land use rights approved	60 days	Mon 26/11/07	Fri 15/02/08	7FF-10 days
Mining concession - DGM, Concesion minera, 90 b days - last payment	0 days	Mon 01/01/07	Mon 01/01/07
Authorisation to begin exploitation - DGM, 30 b days	30 days	Thu 28/08/08	Wed 08/10/08	30;32
Beneficiation Concession - submit documentation	10 days	Thu 28/08/08	Wed 10/09/08	29
Beneficiation Concession - authorisation to construct	54 days	Thu 11/09/08	Tue 25/11/08	34
Beneficiation Concession - site inspection	21 days	Thu 02/09/10	Thu 30/09/10	39;24
Mine Closure Plan approval - DGAA Mineros, 130 b days	130 days	Thu 28/08/08	Wed 25/02/09	30;31

Project: Galeno Project Schedule - Pre Date: Mon 12/03/07 10:19
Galeno Permitting Schedule revC

1

Northern Peru Copper Corporation - El Galeno Project

Task Name	Duration	Start	Finish	Predecessors

Surface water use License - ADTR Cajamarca, 15 b days + notices	36 days	Wed 09/02/11	Wed 30/03/11	11FF
Sanitary Authorisation approving wastewater discharge - DIGESA, 30 c days	21 days	Thu 28/08/08	Thu 25/09/08	30
Sanitary Authorisation approving drinking water - DIGESA 30 c days	21 days	Thu 31/03/11	Thu 28/04/11	30;38
Authorisation to carry out Archeological Assessment Project - INC, 30 c days	21 days	Mon 08/01/07	Mon 05/02/07	9SS
Certificate of Non-existence of Arch Remains - INC 30 c days	21 days	Tue 06/02/07	Tue 06/03/07	41
Registration as consumer of liquid fuels - fixed - DGH 5 b days	5 days	Tue 10/05/11	Mon 16/05/11	46
Registration as consumer of liquid fuels - mobile - DGH 5 b days	5 days	Mon 08/01/07	Fri 12/01/07	9SS
Preparation for consumer favourable tech report	30 days	Thu 17/02/11	Wed 30/03/11	11FF
Direct consumer (liquid fuels) favourable technical report - OSINERG 20 b days	28 days	Thu 31/03/11	Mon 09/05/11	30;45
Certificate of Mining Operations (COM) - DGM 30 c days	21 days	Thu 28/08/08	Thu 25/09/08	30
Authorisation for eventual explosives use - DICSCAMEC 20 c days	15 days	Fri 26/09/08	Thu 16/10/08	47
Semester authorisation for explosives use (global authorisation) - DICSCAMEC 10 b days	10 days	Fri 03/10/08	Thu 16/10/08	47;50;51
Explosives shack operation licence - DICSCAMEC 8 b days	8 days	Fri 05/09/08	Wed 17/09/08	51SF-10 days
License for explosives handler - DICSCAMEC 2 b days	2 days	Wed 01/10/08	Fri 03/10/08	52SF-10 days
Authorisation for explosives transportation - DICSCAMEC 2 bays, need every 45 days	2 days	Fri 17/10/08	Mon 20/10/08	48;47
Identification code for users of controlled chemical substances - DINANDRO 3 b days	3 days	Wed 02/06/10	Mon 07/06/10	54SF-10 days
Verifying deed for identifiction of controlled chemical substances - DINANDRO 8 b days	8 days	Mon 21/06/10	Thu 01/07/10	55SF-10 days
Authorisaton to use special registry book - DINANDRO 3 b days	3 days	Thu 15/07/10	Tue 20/07/10	56SF-10 days
Transportation of controlled substances - DINANDRO 2 b days	2 days	Tue 03/08/10	Wed 04/08/10	24FF-20 days
Authorisation for thermoelectric generation (>500 kW) DGE 30 c days	21 days	Thu 28/08/08	Thu 25/09/08	30

Project: Galeno Project Schedule - Pre Date: Mon 12/03/07 10:19
Galeno Permitting Schedule revC

2

N 9'236,000
N 9'232,000
N 9'228,000
N 9'224,000
N 9'220,000
E 796,000
E 800,000
E 804,000
4139
El Galeno Property
Minas Michiquillay
ECUADOR
COLOMBIA
Department Cajamarca
Chiclayo
Trujillo
Huaraz
Lima
BRASIL
PERU
PACIFIC OCEAN
BOLIVIA
CHILE
El Galeno Property
0km 1 2 3 4 5
1:100,000

NOTE:

1.- COMPILED IN 1968, BY STEREOPHOTOGRAMMETRIC METHODS FROM AERIAL PHOTOGRAPHY TAKEN IN 1963. MAP UPDATED IN 1990 WHITE PHOTOPLANIMETRIC METHODS USING 1986 PHOTOGRAPHY FIELD CLASSIFICATION IN 1964. NOT FIELD CHECKED. (EDITION 2-IGN, SERIES J631, SHEET CALENDIN 1257, 14-g).

NorthernPeru CopperCorp

El GALENO COPPER-GOLD PROPERTY

El GALENO TOPOGRAPHY, ACCESS and LOCATION MAP

FIGURE 7-1

"Original signed and sealed by Author"

NORWEST

LEGEND:
STRATIGRAPHIC UNITS
QUATERNARY
Fluvial Deposits
Alluvial Fluvial Deposits
Fluvioglacier Deposits
TERTIARY
Porculla Volcanics
Dacite
Dacite/Andesite
UPPER CRETACEOUS
Quilquiñan Mujarrun Formations
Yumagual Formation
LOWER CRETACEOUS
Pariatambo Formation
Chulec Formation
Inca Formation
Farrat Formation
Carhuaz Formation
Santa Formation
Chimu Formation
Sorochuco
N 9'236,000
N 9'232,000
N 9'228,000
N 9'224,000
N 9'220,000
E 792,000
E 796,000
E 800,000
E 804,000
El Galeno Property
Minas Michiquillay
0km 1 2 3 4 5km
1:100,000

NOTA:

1.— INFORMATION TAKEN FROM THE GEOLOGICAL MAP CELENDIN QUADRANGLE, INGEMMET (CELENDIN SHEET 14-g). AUTORES: POR. JHON WILSON (1985) SUPERVISADO POR CARLOS GUEVARA R.

NorthernPeru CopperCorp

EL GALENO PROJECT

GEOLOGY of El GALENO DISTRICT

FIGURE 9-2

"Original signed and sealed by Author"

NORWEST

FLOTATION PRODUCTS ASSAY

Client Northern Peru Copper Corp. Test:	Date: 28-Nov-06
PPF2, PPF3 Cu/Mo Seperation Sample: Cu	Project: 0605506
and Mo Concentrates as per ID	Laboratory: iPL

			Sample ID
		PPF2 (SS DAC Mo)	PPF2 (SS DAC Cu)	PPF3 (PR Mix Mo)	PPF3 (PR Mix Cu)	Detection Limit		Analytical
Elements	Units	6th MoCL Conc	Cu Conc (Mo CI Tails)	8th Mo CI Conc	Cu Conc (Mo CI Tails)	Min.	Max.	Method

C Tot	%	67.025	0.16	18.75	0.12	0.01	100	Leco
S(tot)%		16.3	36.28	30.08	32.83	0.01	100	Leco
Au	g/mt	—	3.89	—	4.04	0.01	5000	FA/AAS
Pt	g/mt	—	<0.01	—	0.01	0.01	1000	FA/AAS
Pd	g/mt	—	<0.01	—	<0.01	0.01	1000	FA/AAS
Rh	g/mt	—	<0.01	—	<0.01	0.01	1000	FA/AAS
Cu	%	0.475	32.85	0.41	34.99	0.01	20	MuAICP
Mo	%	16.12	0.24	29.93	0.35	0.01	100	AsyMuA
Fe	%	0.7415	26.64	0.552	26.219	0.001	20	AsyMuA
As	%	<0.01	0.46	<0.01	0.94	0.01	20	AsyMuA
Sb	%	0.0055	0.064	0.01	0.169	0.001	100	AsyMuA
Hg	ppb	38,043	886	67,493	5,674	5	10000	CVA
F-	µg/g	113	81	151	85	20	200000	EnvFus-ISE
Cl-	µg/g	203	<5	258	<5	5	10000	EnvFus-ISE
AI2O3%		0.91	0.88	0.96	0.82	0.01	100	WRock
BaO	%	<0.01	<0.01	<0.01	<0.01	0.01	100	WRock
CaO	%	0.08	0.13	0.07	0.10	0.01	100	WRock
Fe2O3%		0.96	19.59	0.77	18.45	0.01	100	WRock
K2O	%	<0.01	0.38	<0.01	<0.01	0.01	100	WRock
MgO	%	0.04	0.06	0.54	0.09	0.01	100	WRock
MnO	%	<0.01	0.02	<0.01	0.02	0.01	100	WRock
Na2O	%	1.28	0.50	0.38	0.48	0.01	100	WRock
P2O5%		0.13	0.36	0.13	0.27	0.01	100	WRock
SiO2%		0.96	1.63	2.18	1.53	0.01	100	WRock
TiO2%		0.02	0.07	0.02	0.07	0.01	100	WRock
LOI	%	53.19	18.15	33.27	16.11	0.01	100	2000F
Total	%	57.56	41.77	38.33	37.93	0.01	105	WRock
Cd	ppm	<0.2	<0.2	<0.2	<0.2	0.2	2000	ICPM
Ca	ppm	537	812	424	635	100	100000	ICPM
Cr	ppm	10	14	5	7.00	1	10000	ICPM
Co	ppm	<1	97	<1	43	1	10000	ICPM
Ga	ppm	<10	14.00	<10	<10	10	2000	ICPM
Ge	ppm	<10	<10	<10	<10	10	10000	ICPM
In	ppm	<5	<5	<5	<5	5	10000	ICPM
La	ppm	<2	<2	<2	<2	2	10000	ICPM
Ni	ppm	17	86	<1	41	2	2000	ICPM
Nb	ppm	<2	<2	<2	<2	2	2000	ICPM
Pb	ppm	<2	578	<2	4304	2	10000	ICPM
Se	ppm	72	79	146	94	5	10000	ICPM
Sn	ppm	<10	23	<10	40	10	1000	ICPM
Sc	ppm	<1	5	<1	5	1	10000	ICPM
Ag	ppm	<0.5	84	<0.5	143	0.5	500	ICPM
Sr	ppm	8	9	5	7	1	10000	ICPM
Ta	ppm	<4	<4	<4	<4	4	10000	ICPM
Te	ppm	<10	<10	<10	<10	10	10000	ICPM
TI	ppm	14	<2	56	<2	2	1000	ICPM
Zn	ppm	48	2670	79	4444	1	10000	ICPM
Zr	ppm	2529	279	5077	277	1	10000	ICPM

Northern Peru Copper Company
El Galeno Prefeasibility Study

90,000 mtpd Concentrator Process Design Criteria

Feb 15, 2007 Rev E

	Units	Balance	Design	Source
General Site Information
Location
Latitude	angular		6°58’35.38” S	Northern Peru Copper
Longitude	angular		78°19’16.58” W	Northern Peru Copper
Elevation
Plant	masl		3,800	Northern Peru Copper
Pit Bottom	masl		3,835	Northern Peru Copper
Ambient Air Temperature
Average Monthly Minimum	° C		0.4	Northern Peru Copper
Average Monthly Maximum	° C		22.4	Northern Peru Copper
Average Annual Precipitation	mm/y		1,240	Northern Peru Copper
Average Annual Evaporation - Pond Area	mm/y		657	Similar Project
Maximum Wind Velocity	km/h		160	Northern Peru Copper

General Project Information
Estimated Mineable Ore Reserves	tonnes (t)		660,985,000	WLR Consulting
Operating Schedule
Hours per Day	h	24	24	Samuel Engineering
Days per Year	d	360	360	Samuel Engineering
Hours per Year	h	8,640	8,640	Samuel Engineering
Plant Capacity (design based on 92% grinding circuit operating time)	dmtph	90,000	97,826	Samuel Engineering
Annual Ore Processed per Year	t	32,400,000		Samuel Engineering
Estimated Project Life	y		20.4	WLR Consulting

Life of Mine Plant Head Grade Estimates
Estimated Copper Grade	%		0.50	WLR Consulting
Estimated Molybdenum Grade	%		0.013	WLR Consulting
Estimated Gold Grade	g/t		0.12	WLR Consulting
Estimated Silver Grade	g/t		2.51	WLR Consulting

First Three-year Average Plant Head Grades
Estimated Copper Grade	%		0.78	WLR Consulting
Estimated Molybdenum Grade	%		0.017	WLR Consulting
Estimated Gold Grade	g/t		0.15	WLR Consulting
Estimated Silver Grade	g/t		2.94	WLR Consulting

Design Plant Head Grades
Estimated Copper Grade	%		0.78	WLR Consulting
Estimated Molybdenum Grade	%		0.017	WLR Consulting
Estimated Gold Grade	g/t		0.15	WLR Consulting
Estimated Silver Grade	g/t		2.94	WLR Consulting

Design ROM Ore Dry Solids Sp Gr	g/cc		2.67	PRA
Design ROM Ore Moisture (for material handling)%			5	Samuel Engineering

First Three-year Average Copper Concentrate Production
Copper Recovery to Copper Concentrate	%		90.5	Samuel Engineering
Copper Grade in Copper Concentrate	%		32.0	Samuel Engineering
Moly Recovery to Copper Concentrate	%		20.7	Samuel Engineering
Moly Grade in Copper Concentrate	% Mo		0.16	Samuel Engineering
Gold Recovery to Copper Concentrate	%		71.1	Samuel Engineering
Gold Grade in Copper Concentrate	g/t		5.01	Samuel Engineering
Silver Recovery to Copper Concentrate	%		84.30	Samuel Engineering
Silver Grade in Copper Concentrate	g/t		113.19	Samuel Engineering
Copper Concentrate Production	dmtph		81.9	Samuel Engineering
	dmtpy		707,885	Samuel Engineering
First Three-year Average Moly Concentrate Production
Moly Recovery to Moly Concentrate	%		50.0	Samuel Engineering
Moly Grade in Moly Concentrate	% Mo		50.0	Samuel Engineering
Copper Recovery to Moly Concentrate	%		0.014	Samuel Engineering
Copper Grade in Moly Concentrate	%		0.50	Samuel Engineering
Moly Concentrate Production	dmtph		0.62	Samuel Engineering
	dmtpy		5,358	Samuel Engineering

1

	Units	Balance	Design	Source
Primary Crushing
Feed Size F80	mm		600	Samuel Engineering
Crushing Work Index
SST ore	kWh/t		8.69	Hazen
DAC ore	kWh/t		10.1	Hazen
Abrasion Index
SST ore	g		0.482	Hazen
DAC ore	g		0.709	Hazen
Operating Schedule
Hours per Day	h	24	24	Samuel Engineering
Days per Year	d	360	360	Samuel Engineering
Hours per Year	h	8,640	8,640	Samuel Engineering
Mechanical Availability	%		75	Samuel Engineering
Operating Hours per Year	h		6,480	Samuel Engineering
Feed Rate to Primary Crusher	dmtph	3,750	5,000	Samuel Engineering
Crusher Type			Gyratory	Samuel Engineering
Size	mm		1524-2870	Samuel Engineering
Drive	kW		750	Samuel Engineering
Design Closed Side Setting	mm		150	JKSimMet
Truck Payload Capacity	t		186	Northern Peru Copper
Feed Pocket Capacity	trucks		1.0	Samuel Engineering
Discharge Pocket Capacity	trucks		1.5	Samuel Engineering

Crushed Ore Transfer Belt Conveyors
Design Feed Rate	dmtph	3,750	5,000	Samuel Engineering
Scheduled Operating Hours per Day	h	24	24	Samuel Engineering
Mechanical Availability	%		75	Samuel Engineering
Lift
CV-001	m		37	Samuel Engineering
CV-002	m		171	Samuel Engineering
Width	mm		1,650	Samuel Engineering
Length - Center to Center
CV-001	m		1,595	Samuel Engineering
CV-002	m		1,318	Samuel Engineering
Power Required
CV-001	kW		1,400	Samuel Engineering
CV-002	kW		4,000	Samuel Engineering
Maximum Particle Size	mm		300	Samuel Engineering
Maximum Belt Speed	m/s		2.4	Samuel Engineering
Bulk Weight	t/m3		2.0	Samuel Engineering
For Power	t/m3		2.1	Samuel Engineering
For Volume	t/m3		1.9	Samuel Engineering

Crushed Ore Stockpile and Reclaim
Live Storage Requirement	t		66,000	Northern Peru Copper
Total Storage Capacity	t		212,000	Northern Peru Copper
SAG Mill Feed Belt Conveyors
Number		2	2	Samuel Engineering
Drop	m		9	Samuel Engineering
Width	mm		1,200	Samuel Engineering
Length - Center to Center	m		161	Samuel Engineering
Drive	kW		30	Samuel Engineering
Type			Variable Speed	Samuel Engineering
Reclaim Rate per SAG Mill Feed Belt Conveyor	dmtph	1,875	2,038	Samuel Engineering
Reclaim Feeders
Belt Width	mm		1,350	Samuel Engineering
Belt Length - Center to Center	m		14.5	Samuel Engineering
Number per SAG Mill Feed Belt Conveyor			4	Samuel Engineering
Operating			3	Samuel Engineering
Spare			1	Samuel Engineering
Mechanical Availability	%		92	Samuel Engineering
Reclaim Rate per Reclaim Feeder	dmtph		679	Samuel Engineering

2

	Units	Balance	Design	Source
SAG Mill Grinding
Number of Grinding Lines		2	2	Samuel Engineering
Number of SAG Mills for Plant		2	2	Samuel Engineering
Mill Size	m		11.6 Æ x 5.8 EGL	JKSimMet
Drive	kW		16.617	JKSimMet
Type			Gearless	Samuel Engineering
Speed (% of critical)%			78.0	JKSimMet
Scheduled Operating Hours per Day	h	24	24	Samuel Engineering
Mechanical Availability	%		92	Samuel Engineering
Operating Hours per Year	h		7,949	Samuel Engineering
New Feed Rate per Grinding Line	dmtph	1,875	2,038	Samuel Engineering
DWi
SST ore	kWh/t		7.99	Hazen
DAC ore	kWh/t		5.06	Hazen
SMC Ore Breakage Characterization Parameters (A x b)			41	Hazen
Feed Size F80 (prediction for 150-mm primary crusher CSS)	mm		86	JKSimMet
Discharge Size P80	mm		12.4	JKSimMet
Charge (based on new liners)
Total, % Volume	%		25	JKSimMet
Ball, % Volume	%		12.3	JKSimMet
Discharge Density, % Solids	%		75	JKSimMet
Maximum Grate Opening	mm		90	JKSimMet
Discharge Screen
Type			Trommel	Samuel Engineering
Aperture	mm		12.7	JKSimMet
Undersize P80	microns		1,149	JKSimMet
Consumables
SAG Mill Liners	kg/t		0.057	Similar Project
SAG Mill Balls	kg/t		0.25	Similar Project
Make-up Ball Size	mm		125	JKSimMet

Pebble Crushing
Pebble Circulating Load (for material handling)%			40	Samuel Engineering
	dmtph		815	Samuel Engineering
Crushing Work Index
SST ore	kWh/t		8.69	Hazen
DAC ore	kWh/t		10.1	Hazen
Abrasion Index
SST ore	g		0.482	Hazen
DAC ore	g		0.709	Hazen
Operating Schedule
Hours per Day	h	24	24	Samuel Engineering
Days per Year	d	360	360	Samuel Engineering
Hours per Year	h	8,640	8,640	Samuel Engineering
Mechanical Availability	%		80	Samuel Engineering
Operating Hours per Year	h		6,912	Samuel Engineering
Feed Rate per Grinding Line	dmtph		815	Samuel Engineering
Crushers
Type			Shorthead Cone	Samuel Engineering
Size	mm		2,353	JKSimMet
Drive	kW		750	JKSimMet
Discharge P80	mm		13.5	JKSimMet
Number for Plant			2	JKSimMet

3

	Units	Balance	Design	Source
Ball Mill Grinding
Number of Ball Mills per SAG Mill Line		2	2	Samuel Engineering
Number of Ball Mills for Plant		4	4	Samuel Engineering
Ball Mill Type			Overflow	Samuel Engineering
Size	m		6.1 Æ x 9.1 EGL	JKSimMet
Drive	kW		6,975	JKSimMet
Type			Gear	Samuel Engineering
Speed (% of critical)%			76.1	JKSimMet
Scheduled Operating Hours per Day	h	24	24	Samuel Engineering
Mechanical Availability	%		92	Samuel Engineering
Operating Hours per Year	h		7,949	Samuel Engineering
New Feed Rate per Ball Mill		938	1,019	Samuel Engineering
Ball Mill Work Index	kWh/t		13.1	PRS
Feed Size F80	microns		1,638	JKSimMet
Discharge Size P80	microns		596	JKSimMet
Charge (based on new liners)
Total, % Volume	%		25	JKSimMet
Ball, % Volume	%		35	JKSimMet
Feed Density, % Solids	%		72	JKSimMet
Discharge Screen Type			Trommel	Samuel Engineering
Ball Mill Circulating Load	%		182	JKSimMet
Consumables
Ball Mill Liners	kg/t		0.030	Samuel Engineering
Ball Mill Balls	kg/t		0.35	Samuel Engineering
Make-up Ball Size	mm		64	JKSimMet
Cyclones
Number per Ball Mill Cyclone Cluster			10	JKSimMet
Operating			8	JKSimMet
Standby			2	JKSimMet
Diameter	mm		660	JKSimMet
Feed Pressure	kPa		91	JKSimMet
Feed Pumps
Number per Ball Mill Cyclone Cluster			1	Samuel Engineering
Operating			1	Samuel Engineering
Standby			0	Samuel Engineering
Capacity (each)
Solids	dmtph		2,874	JKSimMet
Sp Gr	g/cc		2.67	PRA
Slurry	m3/h		3,384	JKSimMet
Density, % Solids	%		56	JKSimMet
Sp Gr	g/cc		1.55	Samuel Engineering
Drive	kW		520	Samuel Engineering
Type			Variable Speed	Samuel Engineering
Feed Size F80	microns		713	JKSimMet
Overflow Size P80	microns		120	JKSimMet

4

	Units	Balance	Design	Source
Bulk Copper/Moly Rougher Flotation
Feed
Solids	dmtph		4,076
Sp Gr	g/cc		2.67	PRA
Slurry	m3/h		9,819	Samuel Engineering
Density, % Solids	%		33	Samuel Engineering
Sp Gr	g/cc		1.26	Samuel Engineering
Laboratory Rougher Flotation Time	min.		13	PRA
Scale-up Factor			2.5	Industry Practice
Plant Rougher Flotation Time	min.		32.5	Samuel Engineering
Froth Factor	%		20	Samuel Engineering
Rougher Cells
Type			Standard	Samuel Engineering
Size	m3		160	Samuel Engineering
Number for Plant			40	Samuel Engineering
Number of Banks			4	Samuel Engineering
Number of Rougher Cells per Bank			10	Samuel Engineering
Copper Recovery to Rougher Concentrate	%		94.0	Samuel Engineering
Copper Grade to Rougher Concentrate	%		11.6	Samuel Engineering
Moly Recovery to Rougher Concentrate	%		85.0	Samuel Engineering
Moly Grade to Rougher Concentrate	% Mo		0.16	Samuel Engineering
Ratio of Concentration to Rougher Concentrate	%		6.40	Samuel Engineering
Rougher Concentrate for Plant	dmtph		261	Samuel Engineering

5

	Units	Balance	Design	Source
Bulk Copper/Moly Rougher Concentrate Regrind
Regrind Mill Type			Tower	Similar Project
Estimated Specific Energy per Tonne of Rougher Concentrate	kWh/t		9	Similar Project
Power Requirement per Regrind Mill	kW		1,120	Similar Project
Recommended Tower Mill Size			VTM-1250-WB	Similar Project
Recommended Number of Tower Mills			6	Similar Project
Scheduled Operating Hours per Day	h	24	24	Samuel Engineering
Mechanical Availability	%		90	Samuel Engineering
Operating Hours per Year	h		7,776	Samuel Engineering
New Feed Rate per Tower Mill	dmtph		25.4
Consumables
Regrind Mill Liners	kg/t		0.002	Similar Project
Regrind Mill Balls	kg/t		0.007	Similar Project
Make-up Ball Size	mm		38	Similar Project
Cyclones
Number per Regrind Mill Cyclone Cluster			10	Similar Project
Operating			8	Similar Project
Standby			2	Similar Project
Diameter	mm		254	Similar Project
Feed Pressure	kPa		145	Similar Project
Feed Pumps
Number of Regrind Mills per Regrind Mill Cyclone Cluster			3	Samuel Engineering
Number per Regrind Mill Cyclone Cluster			1	Samuel Engineering
Operating			1	Samuel Engineering
Standby			0	Samuel Engineering
Capacity (each)
Solids	dmtph		208	Samuel Engineering
Sp Gr	g/cc		2.88	Samuel Engineering
Slurry	m3/h		697	Samuel Engineering
Density, % Solids	%		56	Samuel Engineering
Sp Gr	g/cc		1.20	Samuel Engineering
Drive	kW			Samuel Engineering
Type			Variable Speed	Samuel Engineering
F80 of Rougher Concentrate	microns		120	PRA
P80 of Reground Rougher Concentrate	microns		20	PRA
Regrind Mill Feed Pumps
Number per Regrind Mill			1	Samuel Engineering
Operating			1	Samuel Engineering
Standby			0	Samuel Engineering
Capacity (each)
Solids	dmtph		22.8	Samuel Engineering
Sp Gr	g/cc		2.88	Samuel Engineering
Slurry	m3/h		23.2	Samuel Engineering
Density, % Solids	%		60	Samuel Engineering
Sp Gr	g/cc		1.64
Drive	kW		30
Type			Variable Speed	Samuel Engineering

6

	Units	Balance	Design	Source

First Bulk Copper/ Moly Cleaner Flotation
Feed
Solids	dmtph		279	Samuel Engineering
Sp Gr	g/cc		2.88	Samuel Engineering
Slurry	m3/h		1.256	Samuel Engineering
Density, % Solids	%		19	Samuel Engineering
Sp Gr	g/cc		1.14	Samuel Engineering
Laboratory Cleaner Flotation Time (standard cells)	min.		11	PRA
Cleaner Cells
Type			Column	Similar Project
Size				Similar Project
Diameter	m		4	Similar Project
Height	m		12	Similar Project
Volume	m3		151	Similar Project
Number for Plant			4	Similar Project
Cleaner/Scavenger Feed Pumps
Number			2
Operating			2
Standby			0
Capacity
Solids	dmtph		104	Samuel Engineering
Sp Gr	g/cc		2.73	Samuel Engineering
Slurry	m3/h		509	Samuel Engineering
Density, % Solids	%		18	Samuel Engineering
Sp Gr	g/cc		1.20	Samuel Engineering
Drive	KW			Samuel Engineering
Type			Variable Speed	Samuel Engineering

Bulk copper/ Moly Cleaner/Scavenger Flotation
Feed
Solids	dmtph		207	Samuel Engineering
Sp Gr	g/cc		2.73	Samuel Engineering
Slurry	m3/h		1.019	Samuel Engineering
Density, % Solids	%		18	Samuel Engineering
Sp Gr	g/cc		1.20	Samuel Engineering
Laboratory Cleaner/ Scavenger Flotation Time	min.		7	PRA
Scale-up Factor			2.5	Industry Practice
Plant Cleaner/Scavenger Floatation Time	min.		17.5	Samuel Engineering
Froth Factor	%		20	Samuel Engineering
Cleaner/Scavenger Cells
Type			Standard	Samuel Engineering
Size	m3		16	Samuel Engineering
Total Number for Plant			23	Samuel Engineering
Number of Banks			2	Samuel Engineering
Number of Cleaner/Scavenger Cells per Bank			12	Samuel Engineering
Second Cleaner Feed Pump
Number			1
Operating			1
Standby			0
Capacity
Solids	dmtph		35.6	Samuel Engineering
Sp Gr	g/cc		3.09	Samuel Engineering
Slurry	m3/h		118	Samuel Engineering
Density, % Solids	%		25	Samuel Engineering
Sp Gr	g/cc		1.20	Samuel Engineering
Drive	KW			Samuel Engineering
Type			Variable Speed	Samuel Engineering

7

	Units	Balance	Design	Source

Second Bulk Copper/Moly Cleaner Flotation
Feed				Samuel Engineering
Solids	dmtph		35.6	Samuel Engineering
Sp Gr	g/cc		3.09	Samuel Engineering
Slurry	m3/h		118	Samuel Engineering
Density, % Solids	%		25	Samuel Engineering
Sp Gr	g/cc		1.20	Samuel Engineering
Laboratory Cleaner Flotation Time (standard cells)	min.		11	PRA
Cleaner Cells
Type			Column	Similar Project
Size				Similar Project
Diameter	m		4	Similar Project
Height	m		12	Similar Project
Volume	m3		151	Similar Project
Number for Plant			2	Similar Project
Second Cleaner Tails Pump
Number			1
Operating			1
Standby			0
Capacity
Solids	dmtph		18.3	Samuel Engineering
Sp Gr	g/cc		2.81	Samuel Engineering
Slurry	m3/h		61.6	Samuel Engineering
Density, % Solids	%		25	Samuel Engineering
Sp Gr	g/cc		1.19	Samuel Engineering
Drive	KW			Samuel Engineering
Type			Fixed Speed	Samuel Engineering

Design Bulk Copper/Moly Concentrate
Copper Recovery to Bulk Concentrate	%		91.5	Samuel Engineering
Copper Grade in Bulk Concentrate	%		33.0	Samuel Engineering
Moly Recovery to Bulk Concentrate	%		84.1	Samuel Engineering
Moly Grade in Bulk concentrate	% Mo		0.46	Samuel Engineering
Bulk Concentrate Feed to Moly Circuit	dmtph		89.3	Samuel Engineering

Bulk Flotation Consumables
CaO Lime	g/t feed		1.720	PRA
Xanthate Collector	g/t feed		65	PRA
A3302 Promoter	g/t feed		40	PRA
MIBC Frother	g/t feed		21	PRA

Bulk Concentrate Thickener
Type			Conventional	Samuel Engineering
Diameter	m		30	Similar Project
Setting Rate	m2/dmtpd
Flocculant	g/t concentrate
Underflow Density, % Solids	%		60	Samuel Engineering

Moly Rougher Flotation
Feed
Solids	dmtph		97.5	Samuel Engineering
Sp Gr	g/cc		3.48	Samuel Engineering
Slurry	m3/h		419	Samuel Engineering
Density, % Solids	%		20	Samuel Engineering
Sp Gr	g/cc		1.16	Samuel Engineering
Laboratory Rougher Flotation Time	min.		10	PRA
Plant Rougher Flotation Time	min.		16	Similar Project
Rougher Cells
Type			Standard (enclosed)	Similar Project
Size	m3		16	Similar Project
Number			7	Similar Project
Tonnes per Hour of Moly Rougher Concentrate	dmtph		9.20	Samuel Engineering
Tonnes per Hour of Moly Rougher Tailings (Copper Concentrate)	dmtph		88.4	Samuel Engineering

8

	Units	Balance	Design	Source

Moly Rougher Concentrate Regrind
Regrind Mill Type			Tower	Similar Project
Estimated Specific Energy per Tonne of Rougher Concentrate	kWh/t		9	Similar Project
Power Requirement per Regrind Mill	kW		56	Similar Project
Recommended Tower Mill Size			VTM-75-WB	Similar Project
Recommended Number of Tower Mills			1	Similar Project
Scheduled Operating Hours per Day	h	24	24	Samuel Engineering
Mechanical Availability	%		90	Samuel Engineering
Operating Hours per Year	h		7.776	Samuel Engineering
New Feed Rate	dmtph		9.20	Samuel Engineering
Consumables
Make-up Ball Size	mm		19	Similar Project
Cyclones
Number per Regrind Mill Cyclone Cluster			6	Similar Project
Operating			4	Similar Project
Standby			2	Similar Project
Diameter	mm		102	Similar Project
Feed Pump
Number			1	Samuel Engineering
Operating			1	Samuel Engineering
Standby			0	Samuel Engineering
Capacity
Solids	dmtph		11.0	Samuel Engineering
Sp Gr	g/cc		3.69	Samuel Engineering
Slurry	m3/h		36.0	Samuel Engineering
Density, % Solids	%		25	Samuel Engineering
Sp Gr	g/cc		1.22	Samuel Engineering
Drive	kW			Samuel Engineering
Type			Variable Speed	Samuel Engineering
F80 of Rougher Concentrate	microns		20	PRA
P80 of Reground Rougher Concentrate	microns		10	PRA
Regrind Mill Feed Pump
Number			1	Samuel Engineering
Operating			1	Samuel Engineering
Standby			0	Samuel Engineering
Capacity
Solids	dmtph		1.80	Samuel Engineering
Sp Gr	g/cc		3.69	Samuel Engineering
Slurry	m3/h		1.40	Samuel Engineering
Density, % Solids	%		70	Samuel Engineering
Sp Gr	g/cc		2.04
Drive	kW
Type			Variable Speed	Samuel Engineering

First Moly Cleaner Flotation
Feed
Solids	dmtph		9.20	Samuel Engineering
Sp Gr	g/cc		3.69	Samuel Engineering
Slurry	m3/h		34.7	Samuel Engineering
Density, % Solids	%		22	Samuel Engineering
Sp Gr	g/cc		1.19	Samuel Engineering
Flotation Cell Type			Column	Samuel Engineering
Size				Similar Project
Diameter	m		1.0	Similar Project
Height	m		12.0	Similar Project
Volume	m3		9.4	Similar Project
Number			1	Similar Project
Tonnes per Hour of First Moly Cleaner Concentrate	dmtph		1.80	Samuel Engineering

9

	Units	Balance	Design	Source

Second Moly Cleaner Flotation
Feed
Solids	dmtph		2.10	Samuel Engineering
Sp Gr	g/cc		3.72	Samuel Engineering
Slurry	m3/h		6.00	Samuel Engineering
Density, % Solids	%		25	Samuel Engineering
Sp Gr	g/cc		1.22	Samuel Engineering
Flotation Cell Type			Column	Samuel Engineering
Size				Similar Project
Diameter	m		1.0	Similar Project
Height	m		12.0	Similar Project
Volume	m3		9.4	Similar Project
Number			1	Similar Project
Tonnes per Hour of Second Moly Cleaner Concentrate	dmtph		1.20	Samuel Engineering

Third Moly Cleaner Flotation
Feed
Solids	dmtph		1.20	Samuel Engineering
Sp Gr	g/cc		3.55	Samuel Engineering
Slurry	m3/h		4.00	Samuel Engineering
Density, % Solids	%		25	Samuel Engineering
Sp Gr	g/cc		1.22	Samuel Engineering
Flotation Cell Type			Column	Samuel Engineering
Size				Similar Project
Diameter	m		1.0	Similar Project
Height	m		12.0	Similar Project
Volume	m3		9.4	Similar Project
Number			1	Similar Project
Tonnes per Hour of Third Moly Cleaner Concentrate	dmtph		0.90	Samuel Engineering

Moly Flotation Consumables
NaHS Sodium Hydrosulfide	g/t bulk con		294	PRA
Kerosene Collector	g/t bulk con		14	PRA
A3302 Promoter	g/t bulk con		3	PRA
MIBC Frother	g/t bulk con		0.12	PRA

Copper Concentrate Filtration
Type			Conventional	Samuel Engineering
Diameter	m		30	Similar Project
Setting Rate	m2/dmtpd		0.03	PRA
Flocculant	g/t concentrate		NA
Underflow Density, % Solids	%		60	Samuel Engineering

Copper Concentrate Filtration
Type			Pressure Belt	Samuel Engineering
Size	dmtph		91.0	Similar Project
Number			2	Similar Project
Operating			1	Samuel Engineering
Standby			1	Samuel Engineering
Filtration Rate	kg/m2/h		372.5	PRA
Product Moisture	%		6	Samuel Engineering

Moly Concentrate Thickener
Type			Conventional	Samuel Engineering
Diameter	m		10	Similar Project
Settling Rate	m2/dmtpd
Flocculant	g/t concentrate		NA
Underflow Density, % Solids	%		60	Samuel Engineering

10

	Units	Balance	Design	Source

Moly Concentrate Filtration
Type			Disc	Samuel Engineering
Diameter	mm		1.829	Similar Project
Number of Discs			4	Similar Project
Number			1	Similar Project
Filtration Rate	kg/m2/h		NA
Concentrate Moisture Content	%		24	Samuel Engineering

Moly Concentrate Drying
Type			Holo-Flite	Samuel Engineering
Product Moisture	%		3	Samuel Engineering

Tailings Thickeners
Type			High rate	Northern Peru Copper
Diameter	m		55	Similar Project
Number			2	Similar Project
Settling Rate	m2/dmtpd
Underflow Density, % Solids	%		55	Samuel Engineering

11

Figure 18-3

Figure 18-4

Figure 19-1 – Vertical EW Cross Sections

Figure 19-2 – Isometric Views

Figure 19-3 – Distribution of Minzone Domains

Figure 19-4 – Drill Hole Distribution

Figure 19-5 – Drill Hole Distribution

Number of data	339	564	8854	12926	Number of data
Mean	0.168	0.3	0.521	0.303	Mean
Variance	0.071	0.095	0.118	0.05	Variance
Skewness	2.822	1.359	1.392	1.565	Skewness
Code of Variation	1.582	1.028	0.66	0.74	Code of Variation
Maximum	1.5	1.81	2.9	3.52	Maximum
Upper quartile	0.14	0.47	0.68	0.42	Upper quartile
Median	0.07	0.2	0.44	0.27	Median
Lower quartile	0.04	0.05	0.28	0.14	Lower quartile
Minimum	0.0	0.01	0.0	0.0	Minimum

Figure 19-6 – Cu Grade Differenciation in Minzone Domains

Northern Peru Copper	Galeno Modeling

Galeno : Rock Types

Number of data	286	12864	3386	5949	198	Number of data
Mean	0.036	0.096	0.049	0.142	0.054	Mean
Variance	0.002	0.021	0.014	0.013	0.002	Variance
Skewness	2.71	32.853	23.015	2.173	1.609	Skewness
Code of Variation	1.272	1.494	2.444	0.798	0.863	Code of Variation
Maximum	0.24	10.33	4.55	1.38	0.23	Maximum
Upper quartile	0.04	0.12	0.06	0.19	0.07	Upper quartile
Median	0.02	0.07	0.03	0.11	0.04	Median
Lower quartile	0.01	0.03	0.01	0.07	0.02	Lower quartile
Minimum	0.0	0.0	0.0	0.0	0.01	Minimum

Variable:	Gold
Acceptable range:	0.0 to 1000.0
Weights:	length

Farrat file:	110.txt
Santa SST file:	122.txt
Chimu file:	130.txt
Porphyry file:	140.txt
Porph3.5 file:	141.txt

Figure 19-7 – Galeno Rock Types

Northern Peru Copper	Galeno Modeling

Galeno : Mineral Zones

Number of data	339	564	8854	12926	Number of data
Mean	0.227	0.143	0.109	0.089	Mean
Variance	0.021	0.013	0.011	0.023	Variance
Skewness	0.764	1.598	2.425	30.947	Skewness
Coef of Variation	0.634	0.798	0.943	1.704	Coef of Variation
Maximum	0.77	0.72	1.38	10.33	Maximum
Upper quartile	0.326	0.2	0.15	0.11	Upper quartile
Median	0.21	0.11	0.08	0.06	Median
Lower quartile	0.12	0.06	0.04	0.03	Lower quartile
Minimum	0.01	0.0	0.0	0.0	Minimum

Variable:	Gold
Acceptable range:	0.0 to 1000.0
Weights:	length

LX file:	201.txt
PL/OX file:	202.txt
SS file:	203.txt
PR file:	204.txt

Figure 19-8 – Galeno Mineral Zones

Northern Peru Copper	Galeno Modeling

Galeno : Mineral Zones

Number of data	339	563	8831	12897	Number of data
Mean	149.706	119.593	140.853	94.677	Mean
Variance	17660.9	14276.5	15140.6	12017.0	Variance
Skewness	1.106	1.364	1.936	2.537	Skewness
Code of Variation	0.888	0.999	0.874	1.158	Code of Variation
Maximum	737.0	585.9	997.3	999.3	Maximum
Upper quartile	222.878	178.86	193.026	132.9	Upper quartile
Median	131.74	76.0	112.0	59.0	Median
Lower quartile	34.0	29.88	52.989	19.301	Lower quartile
Minimum	0.0	0.0	0.0	0.0	Minimum

Variable:	Molybdenum
Acceptable range:	0.0 to 1000.0
Weights:	length

LX file:	201.txt
PL/OX file:	202.txt
SS file:	203.txt
PR file:	204.txt

Figure 19-9 – Galeno Mineral Zones

Figure 19-10 – Boxplot Results

Figure 19-11 – Boxplot Results

Figure 19-12 – Boxplot Results

Figure 19-13 – Block Model

Figure 19-14 – Herco Analysis

Figure 19-15 – Grade/Tonnage Graph for Copper

Figure 19-16 – Grade/Tonnage Graph for Gold

Figure 19-17 – Swath Plot

Figure 19-18 – Swath Plot

Figure 19-19 – Swath Plot

Pro Forma Cash Flow
COMPANY: Northern Peru Copper
OPERATION: Galeno Project
LOCATION: Peru

		Total	Pre-production Years
	Units	or Average	-3	-2	-1	1	2	3	4
PRODUCTION SUMMARY
Production Data		1.00
Ore Processed	kt	660,985	0	0	0	32,400	32,400	32,400	32,400
Copper Concentrate	kt	8,924	0	0	0	748	666	715	564
Molybdenite Concentrate	t	92,886	0	0	0	4,974	5,365	5,736	5,880
GROSS INCOME FROM MINING
Market Price		1.00
Copper	$/lb	1.35	1.35	1.35	1.35	1.35	1.35	1.35	1.35
Gold	$/oz	475.00	475.00	475.00	475.00	475.00	475.00	475.00	475.00
Silver	$/oz	8.50	8.50	8.50	8.50	8.50	8.50	8.50	8.50
Molybdenum	$/lb	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00
Payable Metals
Copper	klbs	6,255,472	0	0	0	508,657	453,510	486,421	396,340
Gold	ozs	1,390,369	0	0	0	85,296	102,429	86,546	71,993
Silver	kozs	32,583	0	0	0	1,872	2,044	1,771	1,287
Molybdenum	lbs	92,149,414	0	0	0	4,934,556	5,322,456	5,690,514	5,833,372
Metal Revenues
Copper	$000s	8,444,887	0	0	0	686,687	612,238	656,668	535,059
Gold	$000s	660,425	0	0	0	40,516	48,654	41,109	34,196
Silver	$000s	276,951	0	0	0	15,912	17,374	15,050	10,940
Molybdenum	$000s	921,494	0	0	0	49,346	53,225	56,905	58,334
Total Gross Revenue	$000s	10,303,758	0	0	0	792,460	731,490	769,733	638,529

NSR CALCULATIONS
Ocean Shipping - Cu Conc ($39.26/dmt)	$000s	350,368	0	0	0	29,378	26,160	28,059	22,150
Ocean Shipping - Mo Conc ($36.00/dmt)	$000s	3,344	0	0	0	179	193	206	212
TC Copper Conc ($92.90/t Cu conc)	$000s	827,823	0	0	0	69,412	61,809	66,295	52,335
RC Payable Copper ($0.08/lb)	$000s	500,438	0	0	0	40,693	36,281	38,914	31,707
RC Payable Silver ($0.45/oz)	$000s	14,662	0	0	0	842	920	797	579
RC Payable Gold ($5.00/oz)	$000s	6,952	0	0	0	426	512	433	360
Total Ocean Transportation and TC/RC Charges	$000s	1,703,587	0	0	0	140,930	125,875	134,703	107,343

NSR	$000s	8,600,171	-0	-0	-0	651,530	605,615	635,030	531,186
ROYALTY CALCULATIONS
Galeno & Molino NSR Royalty	Variable (1-3%)	220,205	0	0	0	17,746	16,368	17,251	14,136
Molino NSR Royalty (2 Junior Companies)	1.0%	6,586	-0	-0	-0	195	6	273	436
Gross Income from Mining	$000s	8,373,380	-0	-0	-0	633,588	589,240	617,506	516,615
OPERATING MARGIN
Operating Costs
Unit Costs		1.00
Mining	$/t ore	$1.0100	0	0	0	1.0299	1.0233	1.0305	1.0431
Mine Waste Haulage to Tailings Dam	$/t ore	$0.2664	0	0	0	0.7231	0.6892	0.7147	0.7591
Processing	$/t ore	$4.1204	0	0	0	4.4342	4.3331	4.4102	4.2793
G&A	$/t ore	$0.3709	0	0	0	0.3715	0.3715	0.3716	0.3716
Reclamation/Closure Financial Assurance	$/t ore	$0.0172	0	0	0	0.0172	0.0172	0.0172	0.0172
Mine Reclamation/Closure	$/t ore	$0.1315	0	0	0	0.0000	0.0000	0.0000	0.0000
Total Unit Operating Cost	$/t ore	$5.9165	0	0	0	6.5759	6.4343	6.5442	6.4703

Annual Operating Costs
Mining	$000s	667,612	0	0	0	33,369	33,155	33,388	33,796
Mine Waste Haulage to Tailings Dam	$000s	176,091	0	0	0	23,429	22,331	23,157	24,594
Processing	$000s	2,723,540	0	0	0	143,668	140,392	142,891	138,651
G&A	$000s	245,168	0	0	0	12,035	12,035	12,038	12,038
Reclamation/Closure Financial Assurance (1)	$000s	11,380	0	0	0	558	558	558	558
Mine Reclamation/Closure Costs	$000s	86,922	0	0	0	0	0	0	0
Total Annual Operating Costs	$000s	3,910,713	0	0	0	213,060	208,470	212,031	209,637
Net Profit Before Depreciation/Amortization	$000s	4,462,667	-0	-0	-0	420,529	380,770	405,474	306,977
Depreciation/Amortization	$000s	1,148,412	0	0	0	112,645	115,710	115,890	109,370
Net Profit Before Employee Sharing	$000s	3,314,254	-0	-0	-0	307,884	265,059	289,584	197,607
Employee Profit Sharing @ 8%	$000s	270,850	0	0	0	24,631	21,205	23,167	15,809
Net Profit Before Net Profits Royalty	$000s	3,043,404	-0	-0	-0	283,253	243,855	266,418	181,799
Molino-Arenaza Net Profits Royalty @ 6%	$000s	14,128	-0	-0	-0	510	15	687	894
Net Profit Before Taxes	$000s	3,029,276	-0	-0	-0	282,743	243,840	265,730	180,904
Income Tax @ 30%	$000s	930,195	0	0	0	84,823	73,152	79,719	54,271
Net Profit After Taxes	$000s	2,099,081	-0	-0	-0	197,920	170,688	186,011	126,633
Add-Back Non-Cash Depreciation/Amortization	$000s	1,148,412	0	0	0	112,645	115,710	115,890	109,370
Capital Costs:		1.00
Feasibility Study	$000s	0	0	0	0	0	0	0	0
Mine, Process, Infra, Owners (less spares/initial fills)	$000s	976,626	43,161	430,947	502,518	0	0	0	0
Sustaining	$000s	258,599	0	0	0	10,990	14,055	14,235	7,715
Total Capital Costs	$000s	1,235,225	43,161	430,947	502,518	10,990	14,055	14,235	7,715
Working Capital Expenditures	$000s	14,696	0	0	0	14,696	0	0	0
Spare Parts/Consumables/Initial Fills	$000s	17,546	0	0	17,546	0	0	0	0
Working Capital/Spares/First Fills Recapture	$000s	32,242	0	0	0	0	0	0	0
Plus Salvage Value	$000s	34,829	0	0	0	0	0	0	0
ANNUAL CASH FLOW	$000s	2,047,097	-43,161	-430,947	-520,064	284,879	272,343	287,666	228,288
CUMULATIVE CASH FLOW	$000s	2,047,097	-43,161	-474,108	-994,172	-709,293	-436,950	-149,284	79,004

IRR =%	18.1%
NPV ($000s) @ 5.0%	$922,695
NPV ($000s) @ 8.0%	$556,030
NPV ($000s) @ 10.0%	$383,482
NPV ($000s) @ 15.0%	$104,982

(1) Note: Reclamation/Closure Financial Assurance in Years - 2 and -1 are costed as Owner’s Costs.

Figure 20-1

1

		Production Years
	Units	5	6	7	8	9	10	11	12
PRODUCTION SUMMARY
Production Data
Ore Processed	kt	32,400	32,400	32,400	32,400	32,400	32,400	32,400	32,400
Copper Concentrate	kt	432	457	471	462	403	363	349	351
Molybdenite Concentrate	t	3,720	4,920	5,428	4,802	3,558	3,292	3,793	4,068
GROSS INCOME FROM MINING
Market Price
Copper	$/lb	1.35	1.35	1.35	1.35	1.35	1.35	1.35	1.35
Gold	$/oz	475.00	475.00	475.00	475.00	475.00	475.00	475.00	475.00
Silver	$/oz	8.50	8.50	8.50	8.50	8.50	8.50	8.50	8.50
Molybdenum	$/lb	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00
Payable Metals
Copper	klbs	299,833	320,615	334,599	327,242	284,250	254,362	245,661	247,516
Gold	ozs	74,155	81,642	89,674	86,748	72,806	71,969	74,187	66,115
Silver	kozs	1,403	1,301	1,381	1,466	1,416	1,217	1,195	1,569
Molybdenum	lbs	3,690,500	4,880,984	5,384,956	4,763,920	3,529,785	3,265,894	3,762,922	4,035,741
Metal Revenues
Copper	$000s	404,775	432,831	451,709	441,776	383,738	343,389	331,643	334,147
Gold	$000s	35,224	38,780	42,595	41,205	34,583	34,185	35,239	31,404
Silver	$000s	11,925	11,057	11,735	12,460	12,034	10,340	10,157	13,340
Molybdenum	$000s	36,905	48,810	53,850	47,639	35,298	32,659	37,629	40,357
Total Gross Revenue	$000s	488,829	531,478	559,888	543,081	465,652	420,573	414,668	419,249

NSR CALCULATIONS
Ocean Shipping - Cu Conc ($39.26/dmt)	$000s	16,972	17,940	18,509	18,124	15,838	14,254	13,684	13,779
Ocean Shipping - Mo Conc ($36.00/dmt)	$000s	134	177	195	173	128	119	137	146
TC Copper Conc ($92.90/t Cu conc)	$000s	40,101	42,387	43,733	42,822	37,421	33,679	32,331	32,555
RC Payable Copper ($0.08/lb)	$000s	23,987	25,649	26,768	26,179	22,740	20,349	19,653	19,801
RC Payable Silver ($0.45/oz)	$000s	631	585	621	660	637	547	538	706
RC Payable Gold ($5.00/oz)	$000s	371	408	448	434	364	360	371	331
Total Ocean Transportation and TC/RC Charges	$000s	82,196	87,147	90,275	88,392	77,128	69,308	66,713	67,319

NSR	$000s	406,633	444,331	469,613	454,689	388,524	351,265	347,955	351,930
ROYALTY CALCULATIONS
Galeno & Molino NSR Royalty	Variable (1-3%)	10,399	11,530	12,288	11,841	9,856	8,738	8,639	8,758
Molino NSR Royalty (2 Junior Companies)	1.0%	0	182	540	341	43	7	355	503
Gross Income from Mining	$000s	396,234	432,619	456,785	442,507	378,626	342,520	338,962	342,669
OPERATING MARGIN
Operating Costs
Unit Costs
Mining	$/t ore	0.9993	1.0060	1.0060	1.0063	1.0063	1.0063	0.9778	0.9778
Mine Waste Haulage to Tailings Dam	$/t ore	0.4739	0.5023	0.5023	1.4821	1.4821	0.1189	0.0000	0.0000
Processing	$/t ore	4.1005	4.1539	4.1789	4.1602	4.0863	3.9868	3.9868	3.9868
G&A	$/t ore	0.3716	0.3716	0.3716	0.3716	0.3716	0.3717	0.3717	0.3717
Reclamation/Closure Financial Assurance	$/t ore	0.0172	0.0172	0.0172	0.0172	0.0172	0.0172	0.0172	0.0172
Mine Reclamation/Closure	$/t ore	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Total Unit Operating Cost	$/t ore	5.9625	6.0510	6.0760	7.0374	6.9635	5.5010	5.3535	5.3535

Annual Operating Costs
Mining	$000s	32,377	32,595	32,595	32,606	32,606	32,606	31,682	31,682
Mine Waste Haulage to Tailings Dam	$000s	15,355	16,273	16,273	15,413	15,413	3,853	0	0
Processing	$000s	132,857	134,586	135,395	134,790	132,395	129,172	129,172	129,172
G&A	$000s	12,038	12,041	12,041	12,041	12,041	12,043	12,043	12,043
Reclamation/Closure Financial Assurance (1)	$000s	558	558	558	558	558	558	558	558
Mine Reclamation/Closure Costs	$000s	0	0	0	0	0	0	0	0
Total Annual Operating Costs	$000s	193,185	196,053	196,862	195,407	193,012	178,231	173,454	173,454
Net Profit Before Depreciation/Amortization	$000s	203,049	236,566	259,923	247,100	185,614	164,289	165,507	169,214
Depreciation/Amortization	$000s	113,404	32,453	29,634	34,814	29,136	40,706	67,325	48,712
Net Profit Before Employee Sharing	$000s	89,645	204,113	230,289	212,286	156,478	123,583	98,183	120,502
Employee Profit Sharing @ 8%	$000s	7,172	16,329	18,423	16,983	12,518	9,887	7,855	9,640
Net Profit Before Net Profits Royalty	$000s	82,473	187,784	211,866	195,303	143,959	113,697	90,328	110,862
Molino-Arenaza Net Profits Royalty @ 6%	$000s	0	462	1,462	879	95	14	553	951
Net Profit Before Taxes	$000s	82,473	187,322	210,404	194,424	143,864	113,683	89,775	109,911
Income Tax @ 30%	$000s	24,742	56,197	63,121	58,327	43,159	34,105	26,933	32,973
Net Profit After Taxes	$000s	57,731	131,125	147,283	136,097	100,705	79,578	62,843	76,938
Add-Back Non-Cash Depreciation/Amortization	$000s	113,404	32,453	29,634	34,814	29,136	40,706	67,325	48,712
Capital Costs:
Feasibility Study	$000s	0	0	0	0	0	0	0	0
Mine, Process, Infra, Owners (less spares/initial fills)	$000s	0	0	0	0	0	0	0	0
Sustaining	$000s	11,749	7,921	5,102	10,281	4,604	16,174	42,792	24,180
Total Capital Costs	$000s	11,749	7,921	5,102	10,281	4,604	16,174	42,792	24,180
Working Capital Expenditures	$000s	0	0	0	0	0	0	0	0
Spare Parts/Consumables/Initial Fills	$000s	0	0	0	0	0	0	0	0
Working Capital/Spares/First Fills Recapture	$000s	0	0	0	0	0	0	0	0
Plus Salvage Value	$000s	0	0	0	0	0	0	0	0
ANNUAL CASH FLOW	$000s	159,386	155,658	171,815	160,629	125,237	104,110	87,375	101,470
CUMULATIVE CASH FLOW	$000s	238,391	394,048	565,863	726,492	851,729	955,840	1,043,215	1,144,684

IRR =%	18.1%
NPV ($000s) @ 5.0%	$922,695
NPV ($000s) @ 8.0%	$556,030
NPV ($000s) @ 10.0%	$383,482
NPV ($000s) @ 15.0%	$104,982

(1) Note: Reclamation/Closure Financial Assurance in Years - 2 and -1 are costed as Owner’s Costs.

2

	Units	13	14	15	16	17	18	19	20
PRODUCTION SUMMARY
Production Data
Ore Processed	kt	32,400	32,400	32,400	32,400	32,400	32,400	32,400	32,400
Copper Concentrate	kt	379	396	377	314	336	315	335	353
Molybdenite Concentrate	t	5,234	4,432	3,974	4,026	4,154	4,132	4,877	4,579
GROSS INCOME FROM MINING
Market Price
Copper	$/lb	1.35	1.35	1.35	1.35	1.35	1.35	1.35	1.35
Gold	$/oz	475.00	475.00	475.00	475.00	475.00	475.00	475.00	475.00
Silver	$/oz	8.50	8.50	8.50	8.50	8.50	8.50	8.50	8.50
Molybdenum	$/lb	10.00	10.00	10.00	10.00	10.00	10.00	10.00	10.00
Payable Metals
Copper	klbs	268,478	281,274	268,261	224,624	239,766	225,322	238,869	252,255
Gold	ozs	62,661	61,201	58,998	65,445	52,297	38,628	46,945	30,500
Silver	kozs	1,464	1,605	1,690	1,675	1,958	2,019	1,325	2,116
Molybdenum	lbs	5,192,494	4,396,854	3,942,486	3,994,074	4,121,059	4,099,233	4,838,325	4,542,689
Metal Revenues
Copper	$000s	362,445	379,720	362,152	303,242	323,683	304,185	322,473	340,544
Gold	$000s	29,764	29,070	28,024	31,087	24,841	18,348	22,299	14,488
Silver	$000s	12,445	13,641	14,368	14,236	16,645	17,160	11,265	17,984
Molybdenum	$000s	51,925	43,969	39,425	39,941	41,211	40,992	48,383	45,427
Total Gross Revenue	$000s	456,579	466,399	443,969	388,506	406,380	380,685	404,420	418,443

NSR CALCULATIONS
Ocean Shipping - Cu Conc ($39.26/dmt)	$000s	14,887	15,546	14,809	12,319	13,184	12,372	13,163	13,871
Ocean Shipping - Mo Conc ($36.00/dmt)	$000s	188	160	143	145	150	149	176	165
TC Copper Conc ($92.90/t Cu conc)	$000s	35,175	36,730	34,989	29,106	31,151	29,231	31,100	32,774
RC Payable Copper ($0.08/lb)	$000s	21,478	22,502	21,461	17,970	19,181	18,026	19,109	20,180
RC Payable Silver ($0.45/oz)	$000s	659	722	761	754	881	908	596	952
RC Payable Gold ($5.00/oz)	$000s	313	306	295	327	261	193	235	153
Total Ocean Transportation and TC/RC Charges	$000s	72,701	75,965	72,457	60,621	64,809	60,879	64,378	68,095

NSR	$000s	383,878	390,434	371,512	327,885	341,571	319,806	340,041	350,348
ROYALTY CALCULATIONS
Galeno & Molino NSR Royalty	Variable (1-3%)	9,716	9,913	9,345	8,037	8,447	7,794	8,401	8,710
Molino NSR Royalty (2 Junior Companies)	1.0%	645	461	85	69	181	451	1,262	480
Gross Income from Mining	$000s	373,517	380,060	362,081	319,780	332,943	311,561	330,379	341,157
OPERATING MARGIN
Operating Costs
Unit Costs
Mining	$/t ore	0.9778	0.9778	0.9778	1.0244	1.0244	1.0244	1.0244	1.0244
Mine Waste Haulage to Tailings Dam	$/t ore	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
Processing	$/t ore	3.9868	4.0909	4.0685	3.9879	4.0143	3.9868	4.0274	4.0400
G&A	$/t ore	0.3717	0.3717	0.3717	0.3717	0.3717	0.3717	0.3717	0.3717
Reclamation/Closure Financial Assurance	$/t ore	0.0172	0.0172	0.0172	0.0172	0.0172	0.0172	0.0172	0.0172
Mine Reclamation/Closure	$/t ore	0.0000	0.0000	0.0000	0.0000	0.0960	0.0960	0.0960	0.0960
Total Unit Operating Cost	$/t ore	5.3535	5.4576	5.4352	5.4012	5.5235	5.4960	5.5366	5.5492

Annual Operating Costs
Mining	$000s	31,682	31,682	31,682	33,189	33,189	33,189	33,189	33,189
Mine Waste Haulage to Tailings Dam	$000s	0	0	0	0	0	0	0	0
Processing	$000s	129,172	132,545	131,818	129,209	130,062	129,172	130,488	130,895
G&A	$000s	12,043	12,043	12,043	12,043	12,043	12,043	12,043	12,043
Reclamation/Closure Financial Assurance (1)	$000s	558	558	558	558	558	558	558	558
Mine Reclamation/Closure Costs	$000s	0	0	0	0	3,110	3,110	3,110	3,110
Total Annual Operating Costs	$000s	173,454	176,828	176,100	174,998	178,961	178,071	179,387	179,795
Net Profit Before Depreciation/Amortization	$000s	200,062	203,233	185,981	144,781	153,981	133,489	150,992	161,362
Depreciation/Amortization	$000s	44,199	38,171	45,346	40,024	28,670	30,699	28,974	28,974
Net Profit Before Employee Sharing	$000s	155,863	165,061	140,635	104,758	125,312	102,791	122,018	132,388
Employee Profit Sharing @ 8%	$000s	12,469	13,205	11,251	8,381	10,025	8,223	9,761	10,591
Net Profit Before Net Profits Royalty	$000s	143,394	151,856	129,384	96,377	115,287	94,567	112,256	121,797
Molino-Arenaza Net Profits Royalty @ 6%	$000s	1,445	1,075	179	121	367	800	2,499	1,001
Net Profit Before Taxes	$000s	141,948	150,781	129,205	96,256	114,920	93,767	109,757	120,796
Income Tax @ 30%	$000s	42,585	45,234	38,762	28,877	34,476	28,130	32,927	36,239
Net Profit After Taxes	$000s	99,364	105,547	90,444	67,379	80,444	65,637	76,830	84,557
Add-Back Non-Cash Depreciation/Amortization	$000s	44,199	38,171	45,346	40,024	28,670	30,699	28,974	28,974
Capital Costs:
Feasibility Study	$000s	0	0	0	0	0	0	0	0
Mine, Process, Infra, Owners (less spares/initial fills)	$000s	0	0	0	0	0	0	0	0
Sustaining	$000s	19,667	13,639	20,814	15,492	4,138	6,167	4,442	4,442
Total Capital Costs	$000s	19,667	13,639	20,814	15,492	4,138	6,167	4,442	4,442
Working Capital Expenditures	$000s	0	0	0	0	0	0	0	0
Spare Parts/Consumables/Initial Fills	$000s	0	0	0	0	0	0	0	0
Working Capital/Spares/First Fills Recapture	$000s	0	0	0	0	0	0	0	0
Plus Salvage Value	$000s	0	0	0	0	0	0	0	0
ANNUAL CASH FLOW	$000s	123,896	130,079	114,976	91,911	104,976	90,169	101,362	109,089
CUMULATIVE CASH FLOW	$000s	1,268,581	1,398,660	1,513,635	1,605,546	1,710,523	1,800,692	1,902,054	2,011,144

IRR =%	18.1%
NPV ($000s) @ 5.0%	$922,695
NPV ($000s) @ 8.0%	$556,030
NPV ($000s) @ 10.0%	$383,482
NPV ($000s) @ 15.0%	$104,982

(1) Note: Reclamation/Closure Financial Assurance in Years - 2 and -1 are costed as Owner’s Costs.

3

Alt 6A Rev 4
08-Jan-06

		Closure Period
	Units	21	22	23	24	25	26	27	28
PRODUCTION SUMMARY
Production Data
Ore Processed	kt	12,985	0	0	0	0	0	0	0
Copper Concentrate	kt	137	0	0	0	0	0	0	0
Molybdenite Concentrate	t	1,942	0	0	0	0	0	0	0
GROSS INCOME FROM MINING
Market Price
Copper	$/lb	1.35	0	0	0	0	0	0	0
Gold	$/oz	475.00	0	0	0	0	0	0	0
Silver	$/oz	8.50	0	0	0	0	0	0	0
Molybdenum	$/lb	10.00	0	0	0	0	0	0	0
Payable Metals
Copper	klbs	97,618	0	0	0	0	0	0	0
Gold	ozs	10,132	0	0	0	0	0	0	0
Silver	kozs	810	0	0	0	0	0	0	0
Molybdenum	lbs	1,926,600	0	0	0	0	0	0	0
Metal Revenues
Copper	$000s	131,784	0	0	0	0	0	0	0
Gold	$000s	4,813	0	0	0	0	0	0	0
Silver	$000s	6,884	0	0	0	0	0	0	0
Molybdenum	$000s	19,266	0	0	0	0	0	0	0
Total Gross Revenue	$000s	162,746	0	0	0	0	0	0	0

NSR CALCULATIONS
Ocean Shipping - Cu Conc ($39.26/dmt)	$000s	5,370	0	0	0	0	0	0	0
Ocean Shipping - Mo Conc ($36.00/dmt)	$000s	70	0	0	0	0	0	0	0
TC Copper Conc ($92.90/t Cu conc)	$000s	12,687	0	0	0	0	0	0	0
RC Payable Copper ($0.08/lb)	$000s	7,809	0	0	0	0	0	0	0
RC Payable Silver ($0.45/oz)	$000s	364	0	0	0	0	0	0	0
RC Payable Gold ($5.00/oz)	$000s	51	0	0	0	0	0	0	0
Total Ocean Transportation and TC/RC Charges	$000s	26,351	0	0	0	0	0	0	0

NSR	$000s	136,396	0	0	0	0	0	0	0
ROYALTY CALCULATIONS	0	0	0	0	0	0	0
Galeno & Molino NSR Royalty	Variable (1-3%)	2,292	0	0	0	0	0	0	0
Molino NSR Royalty (2 Junior Companies)	1.0%	71	0	0	0	0	0	0	0
Gross Income from Mining	$000s	134,033	0	0	0	0	0	0	0
OPERATING MARGIN
Operating Costs
Unit Costs
Mining	$/t ore	0.9829	0	0	0	0	0	0	0
Mine Waste Haulage to Tailings Dam	$/t ore	0.0000	0	0	0	0	0	0	0
Processing	$/t ore	3.9578	0	0	0	0	0	0	0
G&A	$/t ore	0.3017	0	0	0	0	0	0	0
Reclamation/Closure Financial Assurance	$/t ore	0.0172	0.0000	0.0000	0.0000
Mine Reclamation/Closure	$/t ore	0.2395	0	0	0	0	0	0	0
Total Unit Operating Cost	$/t ore	5.4991	0	0	0	0	0	0	0

Annual Operating Costs
Mining	$000s	14,165	0	0	0	0	0	0	0
Mine Waste Haulage to Tailings Dam	$000s	0	0	0	0	0	0	0	0
Processing	$000s	57,040	0	0	0	0	0	0	0
G&A	$000s	4,348	0	0	0	0	0	0	0
Reclamation/Closure Financial Assurance (1)	$000s	224	0	0	0	0	0	0	0
Mine Reclamation/Closure Costs	$000s	3,110	13,029	13,029	13,029	13,029	13,029	1,246	1,246
Total Annual Operating Costs	$000s	78,886	13,029	13,029	13,029	13,029	13,029	1,246	1,246
Net Profit Before Depreciation/Amortization	$000s	55,146	-13,029	-13,029	-13,029	-13,029	-13,029	-1,246	-1,246
Depreciation/Amortization	$000s	13,556	0	0	0	0	0	0	0
Net Profit Before Employee Sharing	$000s	41,590	-13,029	-13,029	-13,029	-13,029	-13,029	-1,246	-1,246
Employee Profit Sharing @ 8%	$000s	3,327	0	0	0	0	0	0	0
Net Profit Before Net Profits Royalty	$000s	38,263	-13,029	-13,029	-13,029	-13,029	-13,029	-1,246	-1,246
Molino-Arenaza Net Profits Royalty @ 6%	$000s	119	0	0	0	0	0	0	0
Net Profit Before Taxes	$000s	38,143	-13,029	-13,029	-13,029	-13,029	-13,029	-1,246	-1,246
Income Tax @ 30%	$000s	11,443	0	0	0	0	0	0	0
Net Profit After Taxes	$000s	26,700	-13,029	-13,029	-13,029	-13,029	-13,029	-1,246	-1,246
Add-Back Non-Cash Depreciation/Amortization	$000s	13,556	0	0	0	0	0	0	0
Capital Costs:
Feasibility Study	$000s	0	0	0	0	0	0	0	0
Mine, Process, Infra, Owners (less spares/initial fills)	$000s	0	0	0	0	0	0	0	0
Sustaining	$000s	0	0	0	0	0	0	0	0
Total Capital Costs	$000s	0	0	0	0	0	0	0	0
Working Capital Expenditures	$000s	0	0	0	0	0	0	0	0
Spare Parts/Consumables/Initial Fills	$000s	0	0	0	0	0	0	0	0
Working Capital/Spares/First Fills Recapture	$000s	32,242	0	0	0	0	0	0	0
Plus Salvage Value	$000s	3,654	31,175	0	0	0	0	0	0
ANNUAL CASH FLOW	$000s	76,152	18,146	-13,029	-13,029	-13,029	-13,029	-1,246	-1,246
CUMULATIVE CASH FLOW	$000s	2,087,296	2,105,442	2,092,413	2,079,384	2,066,356	2,053,327	2,052,081	2,050,835

IRR =%	18.1%
NPV ($000s) @ 5.0%	$922,695
NPV ($000s) @ 8.0%	$556,030
NPV ($000s) @ 10.0%	$383,482
NPV ($000s) @ 15.0%	$104,982

(1) Note: Reclamation/Closure Financial Assurance in Years - 2 and -1 are costed as Owner’s Costs.

4

	Units	29	30	31
PRODUCTION SUMMARY
Production Data
Ore Processed	kt	0	0	0
Copper Concentrate	kt	0	0	0
Molybdenite Concentrate	t	0	0	0
GROSS INCOME FROM MINING
Market Price
Copper	$/lb	0	0	0
Gold	$/oz	0	0	0
Silver	$/oz	0	0	0
Molybdenum	$/lb	0	0	0
Payable Metals
Copper	klbs	0	0	0
Gold	ozs	0	0	0
Silver	kozs	0	0	0
Molybdenum	lbs	0	0	0
Metal Revenues
Copper	$000s	0	0	0
Gold	$000s	0	0	0
Silver	$000s	0	0	0
Molybdenum	$000s	0	0	0
Total Gross Revenue	$000s	0	0	0

NSR CALCULATIONS
Ocean Shipping - Cu Conc ($39.26/dmt)	$000s	0	0	0
Ocean Shipping - Mo Conc ($36.00/dmt)	$000s	0	0	0
TC Copper Conc ($92.90/t Cu conc)	$000s	0	0	0
RC Payable Copper ($0.08/lb)	$000s	0	0	0
RC Payable Silver ($0.45/oz)	$000s	0	0	0
RC Payable Gold ($5.00/oz)	$000s	0	0	0
Total Ocean Transportation and TC/RC Charges	$000s	0	0	0

NSR	$000s	0	0	0
ROYALTY CALCULATIONS	0	0	0
Galeno & Molino NSR Royalty	Variable (1-3%)	0	0	0
Molino NSR Royalty (2 Junior Companies)	1.0%	0	0	0
Gross Income from Mining	$000s	0	0	0
OPERATING MARGIN
Operating Costs
Unit Costs
Mining	$/t ore	0	0	0
Mine Waste Haulage to Tailings Dam	$/t ore	0	0	0
Processing	$/t ore	0	0	0
G&A	$/t ore	0	0	0
Reclamation/Closure Financial Assurance	$/t ore
Mine Reclamation/Closure	$/t ore	0	0	0
Total Unit Operating Cost	$/t ore	0	0	0

Annual Operating Costs
Mining	$000s	0	0	0
Mine Waste Haulage to Tailings Dam	$000s	0	0	0
Processing	$000s	0	0	0
G&A	$000s	0	0	0
Reclamation/Closure Financial Assurance (1)	$000s	0	0	0
Mine Reclamation/Closure Costs	$000s	1,246	1,246	1,246
Total Annual Operating Costs	$000s	1,246	1,246	1,246
Net Profit Before Depreciation/Amortization	$000s	-1,246	-1,246	-1,246
Depreciation/Amortization	$000s	0	0	0
Net Profit Before Employee Sharing	$000s	-1,246	-1,246	-1,246
Employee Profit Sharing @ 8%	$000s	0	0	0
Net Profit Before Net Profits Royalty	$000s	-1,246	-1,246	-1,246
Molino-Arenaza Net Profits Royalty @ 6%	$000s	0	0	0
Net Profit Before Taxes	$000s	-1,246	-1,246	-1,246
Income Tax @ 30%	$000s	0	0	0
Net Profit After Taxes	$000s	-1,246	-1,246	-1,246
Add-Back Non-Cash Depreciation/Amortization	$000s	0	0	0
Capital Costs:
Feasibility Study	$000s	0	0	0
Mine, Process, Infra, Owners (less spares/initial fills)	$000s	0	0	0
Sustaining	$000s	0	0	0
Total Capital Costs	$000s	0	0	0
Working Capital Expenditures	$000s	0	0	0
Spare Parts/Consumables/Initial Fills	$000s	0	0	0
Working Capital/Spares/First Fills Recapture	$000s	0	0	0
Plus Salvage Value	$000s	0	0	0
ANNUAL CASH FLOW	$000s	-1,246	-1,246	-1,246
CUMULATIVE CASH FLOW	$000s	2,049,589	2,048,343	2,047,097

IRR =%	18.1%
NPV ($000s) @ 5.0%	$922,695
NPV ($000s) @ 8.0%	$556,030
NPV ($000s) @ 10.0%	$383,482
NPV ($000s) @ 15.0%	$104,982

(1) Note: Reclamation/Closure Financial Assurance in Years - 2 and -1 are costed as Owner’s Costs.

5

CERTIFICATE of AUTHOR

I, Raymond R. Hyyppa, P.E., do hereby certify that:

1.             I am currently employed as a Consulting Metallurgical Engineer under the name of Hyyppa Engineering, LLC., 5887 West Atlantic Place, Lakewood, Colorado 80227, and functioning as an associate of Samuel Engineering, Inc. for the El Galeno Project.

2.             I hold a B.S. degree in Mining Engineering and a B.S. degree in Mineral Dressing Engineering from the Montana School of Mines, 1965, and an M.S. degree in Mineral Dressing Engineering from the Montana College of Mineral Science and Technology, 1968.

3.             I am a Registered Professional Mining Engineer in the State of Wyoming by exam since 1979 (#2900) and a Registered Professional Engineer in Colorado since 1980 (#17314).  I am also a Member of the Society for Mining, Metallurgy, and Exploration, Inc. and a member, and current Chairman of the Extractive Metallurgy Chapter of Denver.

4.             I have worked continuously for 41 years as a metallurgical engineer since graduating in 1965.  I worked on research during my graduate studies, thus continuing my professional experience through graduate school.

5.             I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience I fulfill the requirements to be a “qualified person” for the purposes of the NI 43-101.

6.             I personally visited the site on April 12, 2006.  I am responsible for the sections of the metallurgical aspects of the project and for sections 1, 2, 3 ,4, 5.1, 5.2, 5.3, 5.4, 6.1, 6.2, 6.3, 6.5, 7.1, 7.2, 7.3, 7.4, 8, 12, 13, 17, 18.1, 18.2, 18.3, 18.4, 18.5, 18.6, 18.8, 20.2, 20.3, 20.4. 20.5, 20.6, 20.7.1, 20.7.2, 20.8, 20.9, 20.11, 21, 22, 23, and for the processing operating cost estimate in Table 20.4 in the Technical Report El Galeno Project, Prefeasibility Study, dated effective February 19, 2007 and filed as of March 16, 2007 (the “Technical Report”) relating to the property.

7.             I contributed to the Technical Report for the Preliminary Assessment, El Galeno Copper-Gold Property, issued in July 2006.

8.             As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and Technical information that is required to make the Technical Report not misleading.

9.             I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10.           I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11.           I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in public company files on their websites accessible by the public of the Technical Report.

This certificate, dated the 16th day of March, 2007 has been provided in connection with the filing of the Technical Report (which is dated effective February 19, 2007 and filed as of the 16th day of March, 2007).

(signed) Raymond R. Hyyppa, P.E
Signature of Qualified Person

Raymond R. Hyyppa, P.E.
Print Name of Qualified Person

CERTIFICATE of AUTHOR

I, William L. Rose, P.E., do hereby certify that:

1.             I am currently employed as Principal Mining Engineer by WLR Consulting, Inc., 9386 West Iowa Avenue, Lakewood, Colorado, 80232, USA.

2.             I graduated with a Bachelor of Science degree from the Colorado School of Mines in 1977.

3.             I am a Registered Professional Engineer in the States of Colorado (no. 19296) and Arizona (no. 15055) and a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (no. 2762350RM).

4.             I have worked as a mining engineer for a total of 29 years since my graduation from college.

5.             I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional. association (as defined NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.             I personally visited the site on August 23-24. 2006.  I am responsible for the preparation of Sections 19.14, 19.15, 19.16, 20.1 (excluding Geotechnical Evaluation), 20.7.2 (mining and tailings dam waste rock haulage cost estimates) and 20.10 of the technical report titled “Technical Report El Galeno Project Prefeasibility Study” dated effective February 19, 2007 and filed as of March 16, 2007 (the “Technical Report”) relating to the property.

7.             I contributed to the Technical Report for the Preliminary Assessment, El Galeno Copper-Gold Property, issued in July 2006.

8.             As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to make the Technical Report not misleading.

9.             I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10.           I have read National Instrument. 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.           I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

This certificate, dated the 16th day of March, 2007 has been provided in connection with the filing of the Technical Report (which is dated effective February 19, 2007 and filed as of the 16th day of March, 2007).

(signed) William L. Rose, P.E.
Signature of Qualified Person

William L. Rose, P.E.
Print Name of Qualified Person

CERTIFICATE of AUTHOR

I, Bruce M. Davis, do hereby certify that:

1.                                       I am currently employed as Chief Geostatistician by Norwest Corporation, 950 Cherry Street, Suite 810, Denver, Colorado 80246, U.S.A.

2.                                       I graduated from the University of Wyoming in 1978 with a Doctor of Philosophy (Geostatistics).

3.                                       I am a fellow of the Australasian Institute of Mining and Metallurgy Registration Number 211185.

4.                                       I have worked as a geostatistician for a total of 28 years since my graduation from university.

5.                                       I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.                                       I am responsible for the preparation of Sections 15.2, 16, 19.5, 19.7 ,19.8, 19.11 of the technical report titled “Technical Report El Galeno Project, Prefeasibility Study”, dated effective February 19, 2007 and filed as of March 16, 2007 (the “Technical Report”).

7.                                       I was a Qualified Person for a report titled “Technical Report El Galeno Copper-Gold Property” dated September 22, 2006.

8.                                       As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and Technical information that is required to make the Technical Report not misleading.

9.                                       I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10.                                 I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

This certificate, dated the 16th day of March, 2007 has been provided in connection with the filing of the Technical Report (which is dated effective February 19, 2007 and filed as of the 16th day of March, 2007).

(signed) Bruce M. Davis, Ph.D.
Signature of Qualified Person

Bruce M. Davis, Ph.D.
Print Name of Qualified Person

CERTIFICATE of AUTHOR

I, Robert Sim, P.Geo, do hereby certify that:

1.             I am currently under contract as Senior Geologist with Norwest Corporation, 2700, 411 – 1 Street SE, Calgary, Alberta, Canada T2G 4Y5.

2.             I graduated from Lakehead University with an Honours Bachelor of Science (Geology) in 1984.

3.             I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, License Number 24076.

4.             I have practiced my profession continuously for 22 years and have been involved in mineral exploration, mine site geology and operations, mineral resource and reserve estimations and feasibility studies on numerous underground and open pit base metal and gold deposits in Canada, the United States, Central and South America, Europe, Asia, Africa and Australia.

5.             I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.             I am responsible for the preparation of Sections 9, 10, 11, 14, 15.1, 19.1, 19.2, 19.3, 19.4, 19.6, 19.9, 19.10, 19.12, 19.13 of the technical report titled “Technical Report El Galeno Project, Prefeasibility Study”, dated effective February 19, 2007 and filed as of March 16, 2007 (the “Technical Report”).  I personally visited the site from June 12-15, 2006.

7.             I was a Qualified Person for a report titled “Technical Report El Galeno Copper-Gold Property” dated September 22, 2006.

8.             As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and Technical information that is required to make the Technical Report not misleading.

9.             I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10.           I have read National Instrument 43-101 and Form 43-101FI, and the Technical Report has been prepared in compliance with that instrument and form.

This certificate, dated the 16th day of March, 2007 has been provided in connection with the filing of the Technical Report (which is dated effective February 19, 2007 and filed as of the 16th day of March, 2007).

(signed) Robert Sim, P.Geo
Signature of Qualified Person

Robert Sim, P.Geo
Print Name of Qualified Person

CERTIFICATE of AUTHOR

I, Scott C. Elfen, P.E., do hereby certify that:

1.             I am currently employed as the General Manager by Vector Peru S.A.C., Jorge Vanderghen 234, Miraflores Lima, Lima 18, Peru.

2.             I hold a Bachelor of Science degree in Civil Engineering from the University of California, Davis in 1991.

3.             I am a Registered Civil Engineer in the State of California by exam since 1996 (No. C56527).  I am also a member of the American Society of Civil Engineers (ASCE).

4.             I have worked as an engineer for a total of twelve years since my graduation from university.

5.             I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.             I personally visited the site on March 23, 2006.  I am responsible for the preparation of sections 6.4, 6.6, 18.7, 18.9, 18.10, 20.5, 20.7.2 perp. 134 and part of 20.11 in the technical report titled “Technical Report El Galeno Project, Prefeasibility Study”, dated effective February 19, 2007 and filed as of March 16, 2007 (the “Technical Report”) relating to the property.

7.             I contributed to the Technical Report for the Scoping Study of the El Galeno Preliminary Assessment issued in July 2006.

8.             As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to make the Technical Report not misleading.

9.             I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10.           I have read National Instrument 43-101 and Form 43-101FI, and the Technical Report has been prepared in compliance with that instrument and form.

11.           I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

This certificate, dated the 16th day of March, 2007 has been provided in connection with the filing of the Technical Report (which is dated effective February 19, 2007 and filed as of the 16th day of March, 2007).

(signed) Scott C. Elfen, P.E.
Signature of Qualified Person

Scott C. Elfen, P.E.
Print Name of Qualified Person